As filed with the Securities and Exchange Commission on June 10, 2004

Registration No. 333–113903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S–1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DESIGN WITHIN REACH, INC.

(Exact name of registrant as specified in its charter)

Delaware	5712	94-3314374
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

225 Bush Street, 20th Floor

San Francisco, CA 94104

(415) 676-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wayne Badovinus

President and Chief Executive Officer

Design Within Reach, Inc.

225 Bush Street, 20th Floor

San Francisco, CA 94104

(415) 676-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Hahn, Esq. Latham & Watkins LLP 600 W. Broadway, Suite 1800 San Diego, CA 92101 (619) 236-1234	William B. Brentani, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

Subject to Completion, Dated June 10, 2004

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

4,100,000 Shares

Common Stock

$     per share

This is an initial public offering of common stock of Design Within Reach, Inc. Design Within Reach is offering 3,000,000 shares and the selling stockholders identified in this prospectus are offering 1,100,000 shares.

We expect that the price to the public in the offering will be between $10.00 and $12.00 per share. The market price of the shares after the offering may be higher or lower than the offering price.

Our common stock has been approved for listing on the Nasdaq National Market under the symbol “DWRI.”

Investing in the common stock involves risks. See “ Risk Factors” beginning on page 6.

	Per Share	Total
Price to the public	$	$
Underwriting discount
Proceeds to Design Within Reach, Inc.
Proceeds to the selling stockholders

The selling stockholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 615,000 additional shares from the selling stockholders within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets

William Blair & Company

SG Cowen & Co.

The date of this prospectus is                         , 2004

Poul Henningsen

DESIGN
WITHIN
REACH
The Form of
Modern Design
In Stock and
Ready to Ship

DESIGN
WITHIN
REACH

In stock and ready to ship

DESIGN
WITHIN
REACH

> Beverly Hills Studio

DESIGN
WITHIN
REACH
Shop
Designers
Newsletter
Wish List
Sliding Sofa
Design Within Reach - Sliding Sofa

> Web Zoom Feature

Online

> Champagne Chair Contest Entry

The Organics of Modern Design
Noguchi
Mamba
Papiro
Dafne

Catalog

DESIGN
WITHIN
REACH
OPEN IMMEDIATELY
www.dwr.com

> Miami Studio

Studios

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

“Design Within Reach” is a registered trademark of Design Within Reach, Inc. All rights are reserved. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus, before deciding to invest in shares of our common stock.

Design Within Reach, Inc.

We are an integrated multi-channel provider of distinctive modern design furnishings and accessories. We market and sell our products to both residential and commercial customers through four integrated sales channels, consisting of our catalog, studios, website and direct sales force. We offer a distinctive assortment of modern design merchandise in numerous categories, including chairs, tables, workspace and outdoor furniture, lighting, floor coverings, beds and related accessories, bathroom fixtures, fans and other home and office accessories. Our business strategy has enabled us to develop a national presence in modern design furnishings, achieve rapid growth, and build a recognizable brand based on design. In fiscal year 2003, we had net sales of $81.1 million, an increase of 41.7% from fiscal year 2002. In fiscal year 2003, we had net earnings of $3.0 million, inclusive of $852,000 attributable to a one-time income tax benefit.

We believe that we have created a differentiated business model based on multiple, integrated sales channels and a single common inventory. Our business model improves customer convenience, reinforces brand awareness, enhances customer knowledge of our products, and produces operational benefits that drive market penetration and higher returns on capital. Seamless channel integration, meaning that all of our products are available, and order processing, customer service assistance and product returns can be handled, through any of our four sales channels, is crucial to our success because a substantial portion of both our residential and commercial customers purchase our products after having had contact with two, three or sometimes all four of our sales channels. For example, customers may research products online and make purchases in our studios or through our catalog. We ship substantially all customer orders, regardless of the sales channel in which they are placed, from our centralized Hebron, Kentucky fulfillment center. Our studios carry inventory solely for customers to view and evaluate, but not for carry-out upon purchase. Our policy of having products “in stock and ready to ship” is a departure from the approach taken by many other modern design furnishings retailers, which we believe typically requires customers to wait weeks or months to receive their products. We ship substantially all in stock product by the next business day after an order has been processed. Our common inventory and shared information systems provide a level of scalability to facilitate future growth. This integration further improves customer service by speeding delivery times and providing real-time inventory information across all sales channels.

The modern design furnishings market is a sub-sector of the residential and commercial furnishings market. Modern design is a twentieth century movement dating back to the 1920s, the purpose of which is to utilize current technologies and production methods to create more useful products for a broad audience. We believe that the philosophy of modern design may be summarized as “form follows function.” Characteristics of modern design furnishings are simplicity, originality, intelligent use of materials, quality, longevity and the avoidance of superfluous ornamentation or period styling. Importantly, we operate in the upscale segment of the modern furnishings industry, which typically has large average order values that, in turn, help improve the economics of this segment. In fiscal year 2003, we had an average order value of $917. We believe that the upscale furnishings segment will continue to benefit from several long-term trends, including an increasing interest in design among both individuals and businesses and middle-market consumers’ willingness to trade up for premium products. Consumers’ expanding focus on design and the increasing popularity of home-related design products have been featured in several new television programs, such as Bravo Network’s Queer Eye for the Straight Guy, which has featured some of our products, and The Learning Channel’s Trading Spaces.

We believe our business strengths position us to be a leading provider of modern design furnishings in the United States. These strengths create the foundation of our distinct business model and we believe they have enabled us to grow profitably, through focusing on gross margins, inventory turns and returns on capital, and to better serve the fragmented modern design furnishings marketplace. We believe our business strengths include: strong brand authority; multiple, integrated sales channels; distinctive merchandising; strategic designer, manufacturer and distributor relationships; superior customer service; and an experienced management team.

Our goal is to strengthen our position as a leading provider of modern design furnishings and accessories. We believe that as a truly integrated multi-channel business, we must measure ourselves by total market penetration, or sales across all of our channels. We believe we can maximize our market penetration with the following growth strategies: open additional studios; expand and edit product offerings; increase marketing within and across our sales channels; and expand market awareness and appreciation for design products.

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, our limited operating history makes it difficult for us to accurately forecast net sales and earnings. Furthermore, we primarily purchase our inventory in advance of sale to the customer and, as such, certain products may not achieve continued consumer acceptance requiring us to take significant inventory markdowns. In addition, we do not maintain vendor contracts and therefore may not have access to products we currently offer for sale in the future.

Corporate Information

We were incorporated in California in November 1998, and we reincorporated in Delaware in March 2004. In April 1999, we received funding from a group of investors led by JH Partners, LLC, a San Francisco-based private equity investment firm formerly known as Jesse.Hansen&Co. Our principal executive offices are located at 225 Bush Street, 20th Floor, San Francisco, California 94104, and our telephone number is (415) 676-6500. Our website address is www.dwr.com. Information contained in, or accessible through, our website, and information contained in our catalogs, does not constitute part of this prospectus.

The Offering

Common stock offered by Design Within Reach, Inc.	3,000,000 shares

Common stock offered by the selling stockholders	1,100,000 shares

Common stock to be outstanding after the offering	12,844,748 shares

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of common stock that we are offering will be approximately $29,040,000, assuming an offering price of $11.00 (which is the mid-point of the range given on the cover of this prospectus). We intend to use the net proceeds from the offering of shares of common stock by us to finance the opening of additional studios, to repay all of the indebtedness outstanding under our bank credit facility, and for other general corporate purposes, including working capital. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

Proposed Nasdaq National Market symbol	DWRI

The number of shares of common stock to be outstanding after this offering is based upon 3,484,916 shares outstanding as of May 31, 2004 and excludes, as of that date:

•	2,216,234 shares of our common stock subject to outstanding options at a weighted average exercise price of $1.93 per share; and

•	879,850 shares of our common stock available for future grant or issuance under our 1999 stock plan, 2004 stock incentive plan and employee stock purchase plan.

Unless otherwise stated, information in this prospectus assumes:

•	the automatic conversion of all our outstanding shares of preferred stock into 5,398,660 shares of our common stock upon the closing of this offering;

•	the exercise of warrants to purchase 261,172 shares of our Series B preferred stock at an exercise price of $2.55 per share in cash (such warrants may be exercised on a cashless basis), which will convert automatically into 261,172 shares of common stock effective upon the closing of this offering;

•	the exercise of warrants to purchase 700,000 shares of our common stock at an exercise price of $1.50 per share in cash (such warrants may be exercised on a cashless basis);

•	the filing of our amended and restated certificate of incorporation immediately preceding the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial and Operating Data

The following tables provide our statements of earnings data and additional operating data as of and for each of the fiscal years in the three year period ended December 27, 2003 and as of and for each of the fiscal quarters ended March 29, 2003 and March 27, 2004 and balance sheet data as of March 27, 2004. The pro forma information contained in the balance sheet data gives effect to the automatic conversion of all our outstanding shares of preferred stock into shares of our common stock upon the closing of this offering, the assumed exercise of warrants to purchase 261,172 shares of our Series B preferred stock at an exercise price of $2.55 per share in cash, which will convert automatically into 261,172 shares of common stock upon the closing of this offering, and the assumed exercise of warrants to purchase 700,000 shares of our common stock at an exercise price of $1.50 in cash. The statements of earnings data for the fiscal quarters ended March 29, 2003 and March 27, 2004 and the balance sheet data as of March 27, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. Such unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial information for such periods. The pro forma as adjusted balance sheet data reflects the pro forma balance sheet data at March 27, 2004 adjusted for the sale of 3,000,000 shares of our common stock by us in this offering at an assumed initial offering price to the public of $11.00 per share (which is the midpoint of the range given on the cover page of this prospectus), after deducting $3,960,000 in underwriting discounts and commissions and estimated offering expenses payable by us. This summary information should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended (1)			Fiscal Quarter Ended (1)
	December 29, 2001	December 28, 2002	December 27, 2003	March 29, 2003	March 27, 2004
	(in thousands, except per share amounts and additional operating data)

Statements of Earnings Data:
Net sales	$40,299	$57,254	$81,138	$16,141	$22,513
Cost of sales	22,291	30,241	43,298	8,856	12,096

Gross margin	18,008	27,013	37,840	7,285	10,417
Selling, general and administrative expenses	17,334	24,028	33,046	6,714	8,721
Stock based compensation	—	—	—	—	76
Depreciation and amortization	540	855	2,098	310	575
Facility relocation costs (2)	—	—	559	8	198

Earnings from operations	134	2,130	2,137	253	847
Net interest income (expense)	166	74	(29)	12	(32)
Income tax expense (benefit) (3)	4	1	(852)	—	313

Net earnings	296	2,203	2,960	265	502

Deemed preferred stock dividend (4)	—	—	(1,765)	—	—

Net earnings available to common stockholders	$296	$2,203	$1,195	$265	$502

Net earnings per share (5):
Basic	$0.10	$0.75	$0.37	$0.08	$0.15
Diluted	$0.03	$0.21	$0.11	$0.02	$0.04
Weighted average shares used to compute net earnings per share:
Basic	2,833	2,951	3,261	3,230	3,361
Diluted	10,029	10,663	11,294	11,612	11,362

Additional Operating Data:
Number of studios open at end of fiscal period	1	7	16	10	18
Number of catalogs circulated	5,794,609	7,934,725	9,761,324	2,335,479	2,644,219
Number of online sessions (6)	889,088	1,725,791	2,570,594	577,319	930,913
Average order value	$785	$762	$917	$833	$942

(footnotes on following page)

	As of March 27, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$162	$1,878	$26,857
Working capital	(611)	1,105	30,145
Total assets	29,307	31,023	56,002
Total indebtedness	4,411	4,411	350
Convertible preferred stock (7)	12,084	—	—
Total stockholders’ equity	10,483	12,199	41,239

(1)	We operate on a 52- or 53-week fiscal year, which ends on the Saturday closest to December 31. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five to six years. Each fiscal quarter ends on the Saturday closest to the last day of the calendar quarter.
(2)	Costs associated with the relocation of our fulfillment center operations from Union City, California to Hebron, Kentucky. Facility relocation costs for the fiscal quarter ended March 27, 2004 also included costs associated with the relocation of our corporate headquarters.
(3)	In fiscal year 2003, we recorded a net income tax benefit of $852 principally as a result of the reversal of a valuation allowance on our California state and federal net operating loss carryforwards.
(4)	In May 2003, we repurchased 1,961 shares of our Series B preferred stock at a price of $3.45 per share, for aggregate consideration of $6,765. The excess of the repurchase price over the carrying value of the repurchased shares is reported as a deemed preferred stock dividend of $1,765 and subtracted from net earnings to arrive at net earnings available to common stockholders. The deemed preferred stock dividend in fiscal year 2003 reduced basic earnings per share by $0.54 to $0.37 and diluted earnings per share by $0.15 to $0.11.
(5)	For more information regarding the calculation of net earnings per share, see Note 1 of our financial statements included elsewhere in this prospectus.
(6)	An online session means an instance of viewing one or more pages of our website with 30 minutes or less of elapsed time between viewing each page.
(7)	All 5,399 outstanding shares of convertible preferred stock will convert automatically into 5,399 shares of common stock upon the closing of this offering.

Risk Factors

Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to Design Within Reach

Our limited operating history makes evaluation of our business difficult.

We were originally incorporated in November 1998 and began selling products in July 1999. As an early stage company with limited operating history, we face risks and difficulties, such as challenges in accurate financial planning and forecasting as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. These difficulties are particularly evident with respect to the evaluation and prediction of the operating results and expenses of our studios, as we opened our first studio in November 2000 and have expanded from one studio at the end of 2001 to 25 studios as of May 31, 2004. Further, our limited operating history will make it difficult for investors and securities analysts who may choose to follow our common stock, if any, to evaluate our business, strategy and prospects. Our failure to address these risks and difficulties successfully would seriously harm our business.

If we fail to offer merchandise that our customers find attractive, the demand for our products may be limited.

In order for our business to be successful, our product offerings must be distinctive in design, useful to the customer, well made, affordable and generally not widely available from other retailers. We may not be successful in offering products that meet these requirements in the future. If our products become less popular with our customers, if other retailers, especially department stores or discount retailers, offer the same products or products similar to those we sell, or if demand generally for design products such as ours decreases or fails to grow, our sales may decline or we may be required to offer our products at lower prices. If customers buy fewer of our products or if we have to reduce our prices, our net sales will decline and our operating results would be affected adversely.

We believe that our future growth will be substantially dependent on the continued increase in sales growth of existing core products, such as the Aeron® Chair and the Eames® Lounge Chair and Ottoman manufactured by Herman Miller, Inc. and other design classics and new products, while at the same time maintaining or increasing our current gross margin rates. We may not be able to increase the growth of existing core and new products or successfully introduce new products or maintain or increase our gross margin rate in future periods. Failure to do so may adversely affect our business.

Moreover, in order to meet our strategic goals, we must successfully identify, obtain supplies of, and offer to our customers new, innovative and high quality design products on a continuous basis. These products must appeal to a wide range of residential and commercial customers whose preferences may change in the future. If we misjudge either the market for our products or our customers’ purchasing habits, we may be faced with significant excess inventories for some products and missed opportunities for products we chose not to stock. In addition, our sales may decline or we may be required to sell our products at lower prices. This would have a negative effect on our business.

We do not have long-term vendor contracts and as a result we may not have continued or exclusive access to products that we sell.

All of the products that we offer are manufactured by third-party suppliers. We do not typically enter into formal exclusive supply agreements for our products and, therefore, have no contractual rights to exclusively market and sell them. Since we do not have arrangements with any vendor or distributor that would guarantee the availability or exclusivity of our products from year to year, we do not have a predictable or guaranteed supply of these products in the future. If we are unable to provide our customers with continued access to popular products, our net sales will decline and our operating results would be harmed.

Our business depends, in part, on factors affecting consumer spending that are not within our control.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, recession and fears of recession, stock market volatility, war and fears of war, acts of terrorism, inclement weather, consumer debt, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security generally. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, thus reducing our net sales and adversely affecting our operating results.

Our business will be harmed if we are unable to implement our growth strategy successfully.

Our growth strategy primarily includes the following components:

•	open additional studios;

•	expand and edit product offerings;

•	increase marketing within and across our sales channels; and

•	expand market awareness and appreciation for design products.

Any failure on our part to implement any or all of our growth strategies successfully would likely have a material adverse effect on our financial condition.

The expansion of our studio operations could result in increased expenses with no guarantee of increased earnings.

We plan to open between 13 and 16 new studios in each of 2004 and 2005. We anticipate the costs associated with opening these new studios will be between approximately $9 million and $10 million in each of 2004 and 2005. However, we may not be able to attain our target number of new studio openings, and any of the new studios that we open may not be profitable, either of which could have an adverse impact on our financial results. Our ability to expand by opening new studios will depend in part on the following factors:

•	the availability of attractive studio locations;

•	our ability to negotiate favorable lease terms;

•	our ability to identify customer demand in different geographic areas;

•	general economic conditions; and

•	availability of sufficient funds for expansion.

Even though we plan to continue to expand the number of geographic areas in which our studios are located, we expect that our studio operations will remain concentrated in limited geographic areas. Please see “Business—Sales Channels—Studios” for a list of the geographic areas where we currently have studios. This concentration could increase our exposure to fluctuating customer demand, adverse weather conditions, competition, distribution problems and poor economic conditions in these regions. In addition, our catalog sales, online sales or existing studio sales in a specific region may decrease as a result of new studio openings in that region.

In order to continue our expansion of studios, we will need to hire additional management and staff for our corporate offices and employees for each new studio. We must also expand our management information systems and distribution systems to serve these new studios. If we are unable to hire necessary personnel or grow our existing systems, our expansion efforts may not succeed and our operating results may suffer.

Some of our expenses will increase with the opening of new studios, such as headcount and lease occupancy expenses. Moreover, as we increase inventory levels to provide studios with product samples and support the incremental sales generated from additional studios, our inventory expenses will increase. We may not be able to manage this increased inventory without decreasing our earnings. If studio sales are inadequate to support these new costs, our earnings will decrease. In addition, if we were to close any studio, whether because a studio is unprofitable or otherwise, we likely would be unable to recover our investment in leasehold improvements and equipment at that studio and would be liable for remaining lease obligations.

We rely on our catalog operations, which could have significant cost increases and could have unpredictable results.

Our success depends in part on our ability to market, advertise and sell our products effectively through the Design Within Reach catalog. In fiscal year 2003, phone sales totaled $25.5 million, representing 31.4% of our total net sales. We believe that the success of our catalog operations depends on the following factors:

•	our ability to continue to offer a merchandise mix that is attractive to our customers;

•	our ability to achieve adequate response rates to our mailings;

•	our ability to add new customers in a cost-effective manner;

•	our ability to design, produce and deliver appealing catalogs in a cost-effective manner; and

•	timely delivery of catalog mailings to our customers.

Catalog production and mailings entail substantial paper, postage, merchandise acquisition and human resource costs, including costs associated with catalog development and increased inventories. We incur nearly all of these costs prior to the mailing of each catalog. As a result, we are not able to adjust the costs incurred in connection with a particular mailing to reflect the actual performance of the catalog. Increases in costs of mailing, paper or printing would increase our costs and would adversely impact our earnings as we would be unable to pass such increases directly on to our customers or offset such increases by raising prices. If we were to experience a significant shortfall in anticipated sales from a particular mailing, and thereby not recover the costs associated with that mailing, our future results would be adversely affected. In addition, response rates to our mailings and, as a result, sales generated by each mailing, are affected by factors such as consumer preferences, economic conditions, the timing of catalog mailings, the product mix in a particular catalog, the timely delivery by the postal system of our catalog mailings and changes in our merchandise mix, several of which may be outside our control. Furthermore, we have historically experienced fluctuations in the response rates to our catalog mailings. Customer response to our catalogs is dependent on merchandise assortment, merchandise availability and creative presentation, as well as the size and timing of delivery of the catalogs. If we are unable to achieve adequate response rates, we could experience lower sales, significant markdowns or write-offs of inventory and lower margins, which would adversely affect our future operating results.

We must manage our online business successfully or our business will be adversely affected.

Our success depends in part on our ability to market, advertise and sell our products through our website. In fiscal year 2003, online sales totaled $18.7 million, representing 23.0% of our total net sales. The success of our online business depends, in part, on factors over which we have limited control. In addition to changing consumer preferences and buying trends relating to Internet usage, we are vulnerable to additional risks and uncertainties associated with the Internet. These risks include changes in required technology interfaces, website downtime or slowdowns and other technical failures or human errors, changes in applicable federal and state regulation, security breaches, and consumer privacy concerns. Our failure to respond successfully to these risks and uncertainties might adversely affect the sales through our online business, as well as damage our reputation and increase our selling, general and administrative expenses.

If we do not manage our inventory levels successfully, our operating results will be adversely affected.

We must maintain sufficient inventory levels to operate our business successfully. However, we also must guard against the risk of accumulating excess inventory as we seek to fulfill our “in stock and ready to ship” philosophy. Our success depends upon our ability to anticipate and respond to changing merchandise trends and customer demands in a timely manner. If we misjudge market trends, we may overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on our operating results. Conversely, shortages of popular items could result in loss of sales and have a material adverse effect on our operating results.

Consumer preferences may change between the time we order a product and the time it is available for sale. We base our product selection on our projections of consumer preferences in a future period, and our projections may not be accurate. As a result, we are vulnerable to consumer demands and trends, to misjudgments in the selection and timing of our merchandise purchases and fluctuations in the U.S. economy. Additionally, much of our inventory is sourced from vendors located outside the United States that often require lengthy advance notice of our requirements in order to be able to produce products in the quantities we request. This usually requires us to order merchandise, and enter into purchase order contracts for the purchase and manufacture of such merchandise, well in advance of the time such products will be offered for sale, which makes us vulnerable to changes in consumer demands and trends. If we do not accurately predict our customers’ preferences and acceptance levels of our products, our inventory levels will not be appropriate and our operating results may be negatively impacted.

We source many of our products from manufacturers and suppliers located in Europe, many of which close for vacation during the month of August each year. Accordingly, during September and in many cases for several weeks thereafter as manufacturing resumes and products are shipped to the United States, we are often unable to receive product shipments from these suppliers. As a result, we are required to make projections regarding customer demand for these products for the third and fourth quarters of each year and order sufficient product quantities for delivery in advance of the August shutdown. If we misjudge demand for any of these items, our inventory levels may be too high or low. If we have a shortage of a particular item affected by the August shutdown, we may not be able to procure additional quantities for some weeks or months, which could result in loss of sales and have a material adverse effect on our operating results.

We depend on domestic and foreign vendors, some of which are our competitors, for timely and effective sourcing of our merchandise.

Our performance depends on our ability to purchase our merchandise in sufficient quantities at competitive prices. We purchase our merchandise from over 200 foreign and domestic designers, manufacturers and distributors. We have no long-term purchase contracts with any of our suppliers and, therefore, have no contractual assurances of continued supply, pricing or access to products, and any vendor could discontinue selling to us at any time. In fiscal year 2003, products supplied by our five largest vendors represented approximately 31.8% of net sales.

Additionally, some of our suppliers, including Herman Miller, Inc., Vitra Inc. and Kartell US Inc., compete directly with us in both residential and commercial markets and may in the future choose not to supply products to us. In fiscal year 2003, products supplied by Herman Miller, Inc., Vitra Inc. and Kartell US Inc. represented approximately 15.4% of our net sales. Additionally, some of our smaller vendors have limited resources, production capacities and operating histories, which means that they may not be able to timely produce sufficient quantities of certain products demanded by our customers. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Any inability to acquire suitable merchandise or the loss of one or more key vendors could have a negative effect on our business and operating results because we would be missing products from our merchandise mix unless and until alternative supply arrangements are made. Moreover, we may not be able to develop relationships with new vendors and products from alternative sources, if any, may be of a lesser quality or more expensive than those we currently purchase.

We are subject to various risks and uncertainties that might affect our ability to procure quality merchandise.

Our performance depends on our ability to procure quality merchandise from our vendors. Our vendors are subject to certain risks, including availability of raw materials, labor disputes, union organizing activity, inclement weather, natural disasters, and general economic and political conditions, that might limit their ability to provide us with quality merchandise on a timely basis. For these or other reasons, one or more of our vendors might not adhere to our quality control standards, and we might not identify the deficiency before merchandise ships to us or our customers. Our vendors’ failure to manufacture or import quality merchandise could reduce our net sales, damage our reputation and have an adverse effect on our financial condition.

A substantial portion of our sales during any given period of time may be generated by a particular product or line of products obtained from a small number of vendors, and if sales of those products or line of products decrease, our common stock price may be adversely affected.

During fiscal year 2003, our sales of products supplied by Herman Miller, Inc., the manufacturer of, among other items, the Aeron Chair, the Eames Lounge Chair and Ottoman, the Eames® Aluminum Management Chair and the Noguchi Table, constituted approximately 10.4% of our total net sales. Sales of products supplied by our top five vendors constituted approximately 31.8% of our total net sales for fiscal year 2003. Although we have no formal supply agreements with any of these vendors, we believe that sales of products we obtain from these vendors will continue to constitute a substantial portion of our sales in the future. However, sales of products from these vendors may not continue to increase or may not continue at this level in the future. If sales of products from these vendors decrease, our net sales will decrease and the price of our common stock may be adversely affected.

Declines in the value of the U.S. dollar relative to foreign currencies could adversely affect our operating results.

We procure supplies of our products from manufacturers in eleven countries outside the United States. In fiscal year 2003, approximately 59% of our merchandise purchases were sourced from outside the United States, primarily from Europe. Our dependence on foreign vendors means, in part, that we may be affected by declines in the relative value of the U.S. dollar to other foreign currencies, particularly the euro. Specifically, as the value of the U.S. dollar declines relative to other currencies, such as the euro, our effective cost of supplies of product increases. As a result, continued declines in the value of the U.S. dollar relative to the euro and other foreign currencies would increase our cost of goods sold and decrease our gross margin.

We rely on foreign sources of production, which subjects us to various risks.

We currently source a substantial portion of our products from foreign manufacturers located in Canada, the Czech Republic, Denmark, France, Germany, Israel, Italy and in other countries. As such, we are subject to other risks and uncertainties associated with changing economic and political conditions in foreign countries. These risks and uncertainties include import duties and quotas, work stoppages, economic uncertainties including inflation, foreign government regulations, wars and fears of war, acts of terrorism, political unrest and trade restrictions. Additionally, countries in which our products are currently manufactured or may be manufactured in the future may become subject to trade restrictions imposed by the United States or foreign governments. Any event causing a disruption or delay of imports from foreign vendors, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, or both could increase the cost or reduce the supply of merchandise available to us and adversely affect our operating results.

There is also a risk that one or more of our foreign vendors will not adhere to fair labor standards and may engage in child labor practices. If this happens, we could lose customer goodwill and favorable brand recognition, which could negatively affect our business.

If we fail to timely and effectively obtain shipments of product from our vendors and deliver merchandise to our customers, our operating results will be adversely affected.

We cannot control all of the various factors that might affect our timely and effective procurement of supplies of product from our vendors and delivery of merchandise to our customers. All products that we purchase, domestically or overseas, must be shipped to our fulfillment center in Hebron, Kentucky by third-party freight carriers, except for those products that are shipped directly to our customers from the manufacturer. Our dependence on foreign imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things, risks of damage, destruction or confiscation of products while in transit to our fulfillment center, work stoppages including as a result of events such as longshoremen strikes, transportation and other delays in shipments including as a result of heightened security screening and inspection processes or other port-of-entry limitations or restrictions in the United States, lack of freight availability and freight cost increases. In addition, if we experience a shortage of a popular item, we may be required to arrange for additional quantities of the item, if available, to be delivered to us through airfreight, which is significantly more expensive than standard shipping by sea. As a result, we may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, we may not be able to timely receive merchandise from our vendors or deliver our products to our customers.

We rely upon land-based carriers for merchandise shipments from U.S. ports to our facility in Hebron, Kentucky and from this facility to our customers. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather and increased fuel costs, associated with such carriers’ ability to provide delivery services to meet our inbound and outbound shipping needs. Failure to procure and deliver merchandise either to us or to our customers in a timely and effective manner could damage our reputation and adversely affect our business. In addition, any increase in fulfillment costs and expenses could adversely affect our future financial performance.

All of our fulfillment operations are located in our facility in Hebron, Kentucky, and any significant disruption of this center’s operations would hurt our ability to make timely delivery of our products.

We conduct all of our fulfillment operations from our facility in Hebron, Kentucky. Our fulfillment center houses all of our product inventory and is the location from which all of our products are shipped to customers, except for those products that are shipped directly to our customers from the manufacturer. A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, terrorist attack or other comparable event would cause interruptions or delays in our business and loss of inventory and could render us unable to accept or fulfill customer orders in a timely manner, or at all. Further, we have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In the event that a fire, natural disaster or other catastrophic event were to destroy a significant part of our Hebron, Kentucky facility or interrupt our operations for any extended period of time, or if harsh weather conditions prevent us from delivering products in a timely manner, our net sales would be reduced and our operating results would be harmed.

Our computer and communications hardware and software systems are vulnerable to damage and interruption, which could harm our business.

Our ability to receive and fulfill orders successfully is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our systems and operations are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events, and errors in usage by our employees and customers. Further, our servers are located at the facilities of, and hosted by, a third-party service provider in Santa Clara, California. In the event that this service provider experiences any interruption in its operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued

hosting relationship, we would be forced to enter into a relationship with another service provider or take over hosting responsibilities ourselves. In the event it became necessary to switch hosting facilities in the future, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. Any significant interruption in the availability or functionality of our website or our sales processing, distribution or communications systems, for any reason, could seriously harm our business.

We are planning certain systems changes that might disrupt our supply chain operations.

Our success depends on our ability to source merchandise efficiently through appropriate systems and procedures. We are in the process of substantially modifying our information technology systems supporting our product sourcing, merchandise planning, forecasting, inventory management, product distribution and transportation and price management. Modifications will involve updating or replacing legacy systems with successor systems during the course of fiscal year 2004. There are inherent risks associated with replacing our core systems, including supply chain disruptions that affect our ability to deliver products to our customers. We may not be able to successfully launch these new systems or launch them without supply chain disruptions in the future. Any resulting supply chain disruptions could have a material adverse effect on our operating results.

If we are unable to provide satisfactory customer service, we could lose customers and our reputation could be harmed.

Our ability to provide satisfactory levels of customer service depends, to a large degree, on the efficient and uninterrupted operation of our customer call center. Any material disruption or slowdown in our order processing systems resulting from labor disputes, telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate customer service and support. Further, we may be unable to attract and retain adequate numbers of competent customer service representatives, who are essential in creating a favorable, interactive customer experience. In addition, e-mail and telephone call volumes in the future may exceed our present system’s capacities. If this occurs, we could experience delays in taking orders, responding to customer inquiries and addressing customer concerns, which would have an adverse effect on customer satisfaction and our reputation.

We also are dependent on third-party shipping companies for delivery of products to customers. If these companies do not deliver goods in a timely manner or damage products in transit, our customers may be unsatisfied. Because our success depends in large part on keeping our customers satisfied, any failure to provide high levels of customer service would likely impair our reputation and have an adverse effect on our future financial performance.

We face intense competition and if we are unable to compete effectively, we may not be able to maintain profitability.

The specialty retail furnishings market is highly fragmented but highly competitive. We compete with other companies that market lines of merchandise similar to ours, such as large retailers with a national or multinational presence, regional operators with niche assortments and catalog and Internet companies. Many of our competitors are larger companies with greater financial resources than us. We expect that as demand for high quality design products grows, many new competitors will enter the market and competition from established companies will increase.

Moreover, increased competition may result in potential or actual litigation between us and our competitors relating to such activities as competitive sales practices, relationships with key suppliers and manufacturers and other matters. As a result, increased competition may adversely affect our future financial performance.

The competitive challenges facing us include:

•	anticipating and quickly responding to changing consumer demands better than our competitors;

•	maintaining favorable brand recognition and achieving customer perception of value;

•	effectively marketing and competitively pricing our products to consumers in several diverse market segments; and

•	offering products that are distinctive in design, useful to the customer, well made and affordable, in a manner that favorably distinguishes us from our competitors.

The U.S. retail industry, the specialty retail industry in particular, and the e-commerce sector are constantly evolving and have undergone significant changes over the past several years. Our ability to anticipate and successfully respond to continuing challenges is critical to our long-term growth, and we may not be successful in anticipating and responding to changes in the retail industry and e-commerce sector.

In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could adversely affect our future net sales.

We maintain a liberal merchandise return policy, which allows customers to return most merchandise and, as a result, excessive merchandise returns could harm our business.

We maintain a liberal merchandise return policy that allows customers to return most merchandise received from us if they are dissatisfied with those items. We make allowances for returns in our financial statements based on historical return rates. Actual merchandise returns may exceed our allowances for returns. In addition, because our allowances are based on historical return rates, the introduction of new products, the opening of new studios, the introduction of new catalogs, increased sales online, changes in our merchandise mix or other factors may cause actual returns to exceed return allowances. Any significant increase in merchandise returns that exceed our allowances could have a material adverse effect on our future operating results.

The loss of key personnel would have a material adverse effect on our business results.

Our success depends to a significant extent upon the abilities of our senior management. In particular, we are dependent on the services of Robert Forbes, our founder, Wayne Badovinus, our President and Chief Executive Officer, and David Barnard, our Chief Financial Officer. We do not have long-term employment agreements with any of our key personnel. The loss of the services of Mr. Forbes, Mr. Badovinus, Mr. Barnard or any of the other members of our senior management team or of other key employees could have a material adverse effect on our business results. Additionally, our future performance will depend upon our ability to attract and retain qualified management, merchandising and sales personnel. If members of our existing management team are not able to manage our company or our growth, or if we are unable to attract and hire additional qualified personnel as needed in the future, our business results will be negatively impacted.

We have grown quickly and if we fail to manage our growth, our business will suffer.

We have rapidly and significantly expanded our operations, and anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management and operational resources. Some of our officers or senior management personnel have no prior senior management experience at public companies. Additionally, we need to properly implement and maintain our financial and managerial controls, reporting systems and procedures, including disclosure controls and procedures and internal controls over financial reporting. Moreover, if we are presented with appropriate opportunities, we may in the future make investments in, or possibly acquire, assets or businesses that we believe are complementary to ours. Any such investment or acquisition may further strain our financial and managerial controls and reporting systems and procedures. These difficulties could disrupt our business, distract our management and employees and increase our costs. If we are unable to manage growth effectively or successfully integrate any assets or businesses that we may acquire, our future financial performance would be adversely affected.

If the protection of our trademarks and proprietary rights is inadequate, our brand and reputation could be impaired and we could lose customers.

We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. Our principal intellectual property rights include a registered trademark on our name, “Design Within Reach,” copyrights in our catalogs, rights to our domain name, www.dwr.com, and our databases and information management systems. As such, we rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, consultants, suppliers, and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. If we are unable to protect or preserve the value of our trademarks, copyrights, trade secrets or other proprietary rights for any reason, our brand and reputation could be impaired and we could lose customers.

Intellectual property claims against us could be costly and could impair our business.

Third parties may assert claims against us alleging infringement, misappropriation or other violations of patent, trademark or other proprietary rights held by them, whether or not such claims have merit. If we are forced to defend against third-party infringement claims, whether they are with or without merit or are determined in our favor, we could face expensive and time-consuming litigation, which could divert management personnel, or result in product shipment delays. If an infringement claim is determined against us, we may be required to pay monetary damages or ongoing royalties, or to cease selling the infringing product, which may have a significant impact on our sales volume. Further, as a result of infringement claims either against us or against those who license rights to us, we may be required to enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to obtain suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, it could significantly harm our business.

We may face product liability claims or product recalls that are costly and create adverse publicity.

The products we sell may from time to time contain defects which could subject us to product liability claims and product recalls. Any such product liability claim or product recall may result in adverse publicity regarding us and the products we sell, which may harm our reputation. If we are found liable under product liability claims, we could be required to pay substantial monetary damages. Further, even if we successfully defend ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business. In addition, although we maintain limited product liability insurance, if any successful product liability claim or product recall is not covered by or exceeds our insurance coverage, our financial condition would be harmed.

The security risks of online commerce, including credit card fraud, may discourage customers from purchasing products from us online.

For our online sales channel to continue to succeed, we and our customers must be able to transmit confidential information, including credit card information, securely over public networks. Third parties may have the technology or know-how to breach the security of customer transaction data. Any breach could cause customers to lose confidence in the security of our website and choose not to purchase from us. Although we take the security of our systems very seriously, our security measures may not effectively prohibit others from obtaining improper access to our information. If a person is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation.

We do not carry insurance against the risk of credit card fraud, so the failure to prevent fraudulent credit card transactions could adversely affect our operating results. In addition, we may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature when we sell our products by telephone or online. If we are unable to detect or control credit card fraud, our liability for these transactions could harm our financial condition.

Existing or future government regulation could harm our business.

We are subject to the same federal, state and local laws as other companies conducting business online, including consumer protection laws, user privacy laws and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide notice to our customers of our policies on sharing non-public information with third parties, must provide advance notice of any changes to our privacy policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. Further, the growth of online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on us. Today there are an increasing number of laws specifically directed at the conduct of business on the Internet. Moreover, due to the increasing use of the Internet, many additional laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as freedom of expression, pricing, user privacy, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability of existing laws to the Internet relating to issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, U.S. and international laws regulate our ability to use customer information and to develop, buy and sell mailing lists. Many of these laws were adopted prior to the advent of the Internet, and do not contemplate or address the unique issues raised by the Internet. The applicability and reach of those laws that do reference the Internet, such as the Digital Millennium Copyright Act, are uncertain. The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could harm our future operating results.

Tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes, which could have an adverse effect on our cash flows and results of operations. Further, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

The State of California recently enacted a law that requires any company that does business in California and possesses computerized data, in unencrypted form, containing certain personal information about California residents to provide prompt notice to such residents if that personal information was, or is reasonably believed to have been, obtained by an unauthorized person such as a computer hacker. The law defines personal information as an individual’s name together with one or more of that individual’s social security number, driver’s license number, California identification card number, credit card number, debit card number, or bank account information, including any necessary passwords or access codes. As our customers, including California residents, generally provide information to us that is covered by this definition of personal information in connection with their purchases via our website, our business will be affected by this new law. As a result, we will need to ensure that all computerized data containing the previously-described personal information is sufficiently encrypted or that we have implemented appropriate measures to detect unauthorized access to our data. These measures may not be sufficient to prevent unauthorized access to the previously described personal information. In the event of an unauthorized access, we are required to notify our California customers of any such access to the extent it involves their personal information. Such measures will likely increase the costs of doing business and, if we fail to detect and provide prompt notice of unauthorized access as required by the new law, we could be subject to potential claims for damages and other remedies available to California residents whose information was improperly accessed or, under certain circumstances, the State of California could seek to enjoin our online operations until appropriate corrective actions have been taken. While we intend to comply fully with this new law, we may not be successful in avoiding all potential liability or disruption of business resulting from this law. If we were required to pay any significant amount of money in satisfaction of claims under this new law, or any similar law enacted by another jurisdiction, or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any such law, our operating results could be adversely affected. Further, complying with the applicable notice requirements in the event of a security breach could result in significant costs.

In addition, because our website is accessible over the Internet in multiple states and other countries, we may be subject to their laws and regulations or may be required to qualify to do business in those locations. Our failure to qualify in a state or country where we are required to do so could subject us to taxes and penalties and we could be subject to legal actions and liability in those jurisdictions. The restrictions or penalties imposed by, and costs of complying with, these laws and regulations could harm our business, operating results and financial condition. Our ability to enforce contracts and other obligations in states and countries in which we are not qualified to do business could be hampered, which could have a material adverse effect on our business.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our online business or our marketing efforts.

We are subject to increasing regulation relating to privacy and the use of personal user information. For example, we are subject to various telemarketing laws that regulate the manner in which we may solicit future customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, several states have proposed legislation that would limit the uses of personal, user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13 years of age. Bills proposed in Congress would extend online privacy protections to adults. Moreover, proposed legislation in the United States and existing laws in other countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by companies. These data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts. Further, any violation of privacy or data protection laws and regulations may subject us to fines, penalties and damages and may otherwise have material adverse effect on our financial condition.

We may be subject to liability for the content that we publish.

As a publisher of catalogs and online content, we face potential liability for intellectual property infringement and other claims based on the information and other content contained in our catalogs and website. In the past, parties have brought these types of claims and sometimes successfully litigated them against online services. If we incur liability for our catalog or online content, our financial condition could be affected adversely.

We may need additional financing and may not be able to obtain additional financing on favorable terms or at all, which could increase our costs, limit our ability to grow and dilute the ownership interests of existing stockholders.

We may need to raise additional capital in the future to open additional studios, to facilitate long-term expansion, to respond to competitive pressures or to respond to unanticipated financial requirements. We may not be able to obtain additional financing on commercially reasonable terms or at all. A failure to obtain additional financing or an inability to obtain financing on acceptable terms could require us to incur indebtedness that has high rates of interest or substantial restrictive covenants, issue equity securities that will dilute the ownership interests of existing stockholders, or scale back, or fail to address opportunities for expansion or enhancement of, our operations.

Our inability to obtain commercial insurance at acceptable prices might have a negative impact on our business.

During fiscal year 2003, we experienced a substantial increase in the costs of insurance. We believe that extensive commercial insurance coverage is prudent for risk management and anticipate that our insurance costs may continue to increase substantially. However, for certain types or levels of risk (e.g., risks associated with earthquakes or terrorist attacks), we might determine that we cannot obtain commercial insurance at acceptable prices. Therefore, we might choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our operating results.

Anti-takeover provisions in our organizational documents and Delaware law make any change in control more difficult. This could affect our stock price adversely.

Our amended and restated certificate of incorporation and bylaws will contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and affect adversely the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions will include:

•	the division of our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	our ability to issue additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or bylaws except with two-thirds stockholder approval; and

•	advance notice requirements for raising matters of business or making nominations at stockholders’ meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our common stock was approved in advance by our board of directors.

Risks Relating to this Offering of Common Stock

Our stock price may be volatile and you may lose all or a part of your investment.

Prior to this offering, there has been no public market for our common stock, and an active market for these shares may not develop or be sustained after this offering. The initial public offering price for our common stock will be determined by negotiations between us and the underwriters of this offering and may not be representative of the price that will prevail in the open market. The market price of our common stock may be subject to significant fluctuations after our initial public offering. It is possible that in some future periods our results of operations may be below the expectations of securities analysts who may choose to follow our common stock, if any, and investors. If this occurs, our stock price may decline. Factors that could affect our stock price include the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in securities analysts’ recommendations or estimates, if any, of our financial performance;

•	publication of research reports by analysts, if any;

•	changes in market valuations of similar companies;

•	announcements by us, our competitors or other retailers;

•	additions or departures of key personnel;

•	the trading volume of our common stock in the public market;

•	general economic conditions;

•	financial market conditions;

•	acts of terrorism; and

•	war or threats of war.

In addition, the stock markets have experienced significant price and trading volume fluctuations, and the market prices of retail companies in particular have been extremely volatile and have recently experienced sharp share price and trading volume changes. These broad market fluctuations may adversely affect the trading price of our common stock.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively.

We will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we will use the proceeds effectively. We currently intend to use the net proceeds to finance the opening of additional studios, to repay all of the indebtedness outstanding under our bank credit facility, and for other general corporate purposes, including working capital. We have not finalized yet the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances, and as a result, our stock price could decline.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $7.78 per share in pro forma net tangible book value, assuming an offering price of $11.00 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares, and also reflects the deduction of the $3,960,000 in underwriting discounts and commissions and estimated offering expenses payable by us. The exercise of outstanding options and warrants and future equity issuances, including any additional shares issued in connection with acquisitions, will result in further dilution to investors.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on our common stock’s market price.

Securities analysts may not cover our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrades our common stock, our common stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our common stock price to decline. In addition, recently-adopted rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached between the Securities and Exchange Commission, or the SEC, other regulatory analysts and a number of investment banks in April 2003 will lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will now be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on the market price of our common stock.

Our directors, executive officers and significant stockholders will continue to hold a substantial portion of our common stock after this offering, which may lead to conflicts with other stockholders over corporate transactions and other corporate matters.

Following the completion of this offering, our directors, executive officers and current beneficial holders of 5% or more of our outstanding common stock will beneficially own approximately 61.0% of our outstanding common stock, including warrants and options to purchase shares of our common stock that are exercisable within 60 days after May 31, 2004. These stockholders, acting together, will be able to influence significantly all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our common stock.

There may be sales of substantial amounts of our common stock after this offering, which could cause our stock price to fall.

Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Upon the closing of this offering, 12,688,749 shares of common stock will be outstanding. In addition, as of May 31, 2004, 2,216,234 shares of our common stock were subject to outstanding stock options. All of the shares sold in this offering will be freely tradable, except for shares held by holders who are subject to market stand-off provisions or lock-up agreements entered into in connection with this offering, or by any of our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, which generally includes officers, directors and 10% or greater stockholders. A significant portion of the shares of our common stock outstanding after this offering will continue to be restricted as a result of securities laws, market stand-off provisions or lock-up agreements with the underwriters, represented by CIBC World Markets Corp. The market stand-off provisions and lock-up agreements restrict holders’ ability to transfer their stock for 180 days after the date of this prospectus. Of the outstanding restricted shares, 82,489 will be available for sale in the public market on the date of this offering and 8,506,260 will be available for sale in the public market 180 days after the date of this prospectus. The information in this paragraph assumes that the 261,172 shares of our Series B preferred stock subject to outstanding warrants will be exercised on a cashless basis, based on a fair market value of $11.00 per share (the mid-point of the range as set forth on the cover of this prospectus), and will convert automatically into 200,628 shares of common stock effective upon the closing of this offering, and the 700,000 shares of our common stock subject to outstanding warrants will be exercised on a cashless basis, based on a fair market value of $11.00 per share (the mid-point of the range as set forth on the cover of this prospectus), resulting in the issuance of 604,545 shares of common stock. CIBC World Markets Corp., as representative of the underwriters may, however, waive the lock-up period at any time for any stockholder who is party to a lock-up agreement. Sales of a substantial number of shares of our common stock within a short period of time after this offering, or after the expiration of applicable lock-up periods, could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends on our common stock for the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends from us on our common stock for the foreseeable future.

Special Note Regarding Forward-Looking Statements

We have made forward-looking statements in this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled “Risk Factors” and elsewhere in this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

Use of Proceeds

We estimate that the net proceeds to us from the sale of 3,000,000 shares of common stock that we are offering will be approximately $29,040,000, assuming an offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

We intend to use the estimated net proceeds from this offering as follows:

•	between approximately $15 million and $18 million to finance the opening of additional studios;

•	to pay all of the indebtedness outstanding under our bank credit facility, which was approximately $3.2 million as of May 31, 2004; and

•	the remaining net proceeds for other general corporate purposes, including working capital.

Our bank credit facility provides for an operating line of credit and an equipment line of credit. Amounts borrowed under the operating line of credit of our bank credit facility bear interest at the rate of the greater of 4.25% or the prime lending rate plus 0.25% and mature on July 31, 2005. As of May 31, 2004, the outstanding balance under the operating line of credit was $687,000 and the effective rate of interest was 4.25%. Amounts borrowed under the equipment line of credit bear interest at the rate of 4.50% and mature on July 31, 2005. As of May 31, 2004, the outstanding balance under the equipment line of credit was $2.5 million. During fiscal year 2003, we used amounts borrowed under the credit facility for working capital purposes, including for the acquisition of inventory, property and equipment.

We also may use a portion of the net proceeds for the acquisition of complementary businesses or products in the event that an attractive opportunity presents itself in the future. We have no current agreements or commitments with respect to any acquisition. Pending application of the net proceeds, we will invest the net proceeds in short-term, investment-grade, interest-bearing securities.

Dividend Policy

We have not declared or paid any dividends on our common stock since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to finance our business and for general corporate purposes. Our board of directors has the authority to declare and pay dividends on our common stock, in its discretion, as long as there are funds legally available to do so.

Capitalization

The following table sets forth our cash and cash equivalents, indebtedness under our bank credit facility and our capitalization as of March 27, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of preferred stock into 5,398,660 shares of common stock upon the closing of this offering, the assumed exercise of warrants to purchase 261,172 shares of our Series B preferred stock at an exercise price of $2.55 per share in cash, which will convert automatically into 261,172 shares of common stock upon the closing of this offering, and the assumed exercise of warrants to purchase 700,000 shares of our common stock at an exercise price of $1.50 per share in cash; and

•	on a pro forma basis as adjusted to give effect to the sale by us of shares of common stock in this offering and the receipt of the estimated net proceeds of $29,040,000 therefrom, assuming an offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of all of the outstanding indebtedness under our bank credit facility.

	As of March 27, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)

Cash and cash equivalents	$162	$1,878	$26,857

Indebtedness under bank credit facility	$4,061	$4,061	$—

Capital lease obligation (including current portion)	350	350	350

Stockholders’ equity:
Convertible preferred stock:
Series A preferred stock, $1.00 par value, 2,040,000 shares authorized, issued and outstanding actual; none authorized, issued or outstanding pro forma and pro forma as adjusted	2,040	—	—
Series B preferred stock, $1.00 par value, 6,000,000 shares authorized and 3,358,660 shares issued and outstanding actual; none authorized, issued or outstanding pro forma and pro forma as adjusted	10,044	—	—
Common stock, $0.001 par value, 30,000,000 shares authorized and 3,428,147 shares issued and outstanding actual; 30,000,000 shares authorized and 9,787,979 shares issued and outstanding pro forma; 30,000,000 shares authorized and 12,787,979 shares issued and outstanding pro forma as adjusted (1)	3	10	13
Additional paid-in capital	2,429	16,222	45,259
Deferred compensation	(2,049)	(2,049)	(2,049)
Accumulated deficit	(1,984)	(1,984)	(1,984)

Total stockholders’ equity	10,483	12,199	41,239

Total capitalization	$10,833	$12,549	$41,589

(1)	Due to our reincorporation in Delaware in March 2004, our common stock has a par value of $0.001 per share.

The table above excludes the following shares:

•	2,273,003 shares of our common stock subject to outstanding options as of March 27, 2004 with a weighted average exercise price of $1.89 share; and

•	79,850 shares of our common stock available for future grant or issuance under our 1999 stock plan as of March 27, 2004.

Please read the above information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes contained elsewhere in this prospectus.

Dilution

Our net tangible book value on March 27, 2004 was $10.5 million, or $3.06 per share of common stock. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share of common stock” is net tangible book value divided by the total number of shares of common stock outstanding.

After giving effect to adjustments relating to this offering, our pro forma net tangible book value on March 27, 2004 would have been $41.2 million or $3.22 per share of common stock. The adjustments made to determine pro forma net tangible book value per share are the following:

•	the automatic conversion of all of our outstanding shares of preferred stock into 5,398,660 shares of our common stock effective upon the closing of this offering;

•	the assumed exercise of warrants to purchase 261,172 shares of our Series B preferred stock at an exercise price of $2.55 per share in cash, which will convert automatically into 261,172 shares of common stock effective upon the closing of this offering;

•	the assumed exercise of warrants to purchase 700,000 shares of our common stock at an exercise price of $1.50 per share in cash;

•	an increase in total assets to reflect the net proceeds of the offering as described under “Use of Proceeds” (assuming that the public offering price will be $11.00 per share); and

•	the addition of 3,000,000 shares offered by us in this prospectus to the number of shares outstanding.

The following table illustrates the pro forma increase in net tangible book value of $0.16 per share of common stock and the dilution of $7.78 per share (the difference between the offering price per share and net tangible book value per share) to new investors:

Assumed public offering price per share of common stock		$11.00
Net tangible book value per share of common stock as of March 27, 2004	$3.06
Increase in net tangible book value per share of common stock attributable to this offering	0.16

Pro forma net tangible book value per share of common stock as of March 27, 2004 after giving effect to this offering		3.22

Dilution per share of common stock to new investors in this offering		$7.78

The following table summarizes, on a pro forma basis as of March 27, 2004, the differences between our existing stockholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid. The table assumes that the public offering price will be $11.00 per share of common stock.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders (1)	8,826,807	74.6%	$12,157,797	26.9%	$1.38
New investors	3,000,000	25.4%	$33,000,000	73.1%	$11.00

Total	11,826,807	100.0%	$45,157,797	100.0%

(1)	Includes 5,398,660 shares of our preferred stock, which will convert automatically into 5,398,660 shares of common stock effective upon the closing of this offering.

As of March 27, 2004, there was an aggregate of (1) 2,273,003 shares of our common stock subject to outstanding options at a weighted average exercise price of $1.89 per share, (2) 700,000 shares of our common stock subject to outstanding warrants at an exercise price of $1.50 per share, which we have assumed will be exercised for cash prior to the closing of this offering, and (3) 261,172 shares of our Series B preferred stock subject to outstanding warrants at an exercise price of $2.55 per share, which we have assumed will be exercised for cash and will convert automatically into 261,172 shares of common stock effective upon the closing of this offering. The following table adjusts the information set forth in the table above to reflect the assumed exercise of options and warrants, in each case outstanding as of March 27, 2004, that are described in the preceding sentence:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders (1)(2)	8,826,807	58.6%	$12,157,797	23.8%	$1.38
Option and warrant holders (2)	3,234,175	21.5%	$6,011,965	11.7%	$1.86
New investors	3,000,000	19.9%	$33,000,000	64.5%	$11.00

Total	15,060,982	100.0%	$51,169,762	100.0%

(1)	Includes 5,398,660 shares of our preferred stock, which will convert automatically into 5,398,660 shares of common stock effective upon the closing of this offering.
(2)	Does not give effect to sales of shares by the selling stockholders in the offering.

Assuming the exercise of the foregoing outstanding options and warrants, dilution to new investors in net tangible book value per share would be $7.98.

Selected Financial Data

The statements of operations data for the five fiscal years in the period ended December 27, 2003 and the balance sheet data as of December 28, 2002 and December 27, 2003 have been derived from our audited financial statements, which have been audited by Grant Thornton LLP, our independent auditors, and included elsewhere in this prospectus. The statements of operations data for the two years ended December 31, 1999 and December 30, 2000 and the balance sheet data as of December 31, 1999, December 30, 2000 and December 29, 2001 have been derived from our audited financial statements not included in this prospectus. The statements of operations data for the fiscal quarters ended March 29, 2003 and March 27, 2004 and the balance sheet data as of March 27, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. Such unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial information for such periods. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements.

	Fiscal Year Ended (1)					Fiscal Quarter Ended (1)
	December 31, 1999	December 30, 2000	December 29, 2001	December 28, 2002	December 27, 2003	March 29, 2003	March 27, 2004
	(in thousands, except per share amounts)

Statements of Operations Data:
Net sales	$2,309	$23,032	$40,299	$57,254	$81,138	$16,141	$22,513
Cost of sales	1,297	13,074	22,291	30,241	43,298	8,856	12,096

Gross margin	1,012	9,958	18,008	27,013	37,840	7,285	10,417
Selling, general and administrative expenses	2,454	14,190	17,334	24,028	33,046	6,714	8,721
Stock based compensation	—	—	—	—	—	—	76
Depreciation and amortization	34	329	540	855	2,098	310	575
Facility relocation costs (2)	—	—	—	—	559	8	198

Earnings from operations	(1,476)	(4,561)	134	2,130	2,137	253	847
Net interest income (expense)	21	(122)	166	74	(29)	12	(32)

Earnings (loss) before income taxes	(1,455)	(4,683)	300	2,204	2,108	265	815
Income tax expense (benefit) (3)	1	1	4	1	(852)	—	313

Net earnings (loss)	(1,456)	(4,684)	296	2,203	2,960	265	502

Deemed preferred stock dividend (4)	—	—	—	—	(1,765)	—	—

Net earnings (loss) available to common stockholders	$(1,456)	$(4,684)	$296	$2,203	$1,195	$265	$502

Net earnings (loss) per share (5):
Basic	$(0.54)	$(1.71)	$0.10	$0.75	$0.37	$0.08	$0.15
Diluted	$(0.31)	$(0.54)	$0.03	$0.21	$0.11	$0.02	$0.04
Weighted average shares used to compute net earnings (loss) per share:
Basic	2,674	2,745	2,833	2,951	3,261	3,230	3,361
Diluted	4,672	8,681	10,029	10,663	11,294	11,612	11,362
Pro forma net earnings per share (6):
Basic					$0.32		$0.06
Diluted					$0.26		$0.04
Weighted average shares used to compute pro forma net earnings per share:
Basic					9,137		9,021
Diluted					11,294		11,362

(footnotes on following page)

	As of
	December 31, 1999	December 30, 2000	December 29, 2001	December 28, 2002	December 27, 2003	March 27, 2004
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$2,288	$5,687	$4,720	$4,587	$44	$162
Working capital	389	5,250	5,805	5,111	1,646	(611)
Total assets	3,386	12,833	10,825	17,018	23,843	29,307
Total indebtedness	2,200	—	—	—	3,675	4,411
Convertible preferred stock (7)	2,040	12,232	12,232	12,232	12,084	12,084
Accumulated deficit	(1,496)	(6,180)	(5,884)	(3,681)	(2,486)	(1,984)
Total stockholders’ equity	562	6,110	6,436	8,752	9,838	10,483

(1)	We operate on a 52- or 53-week fiscal year, which ends on the Saturday closest to December 31. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five to six years. Each fiscal quarter ends on the Saturday closest to the last day of the calendar quarter.
(2)	Costs associated with the relocation of our fulfillment center operations from Union City, California to Hebron, Kentucky. Facility relocation costs for the fiscal quarter ended March 27, 2004 also included costs associated with the relocation of our corporate headquarters.
(3)	In fiscal year 2003, we recorded a net income tax benefit of $852 principally as a result of the reversal of a valuation allowance on our California state and federal net operating loss carryforwards.
(4)	In May 2003, we repurchased 1,961 shares of our Series B preferred stock at a price of $3.45 per share, for aggregate consideration of $6,765. The excess of the repurchase price over the carrying value of the repurchased shares is reported as a deemed preferred stock dividend of $1,765 and subtracted from net earnings to arrive at net earnings available to common stockholders. The deemed preferred stock dividend in fiscal year 2003 reduced basic earnings per share by $0.54 to $0.37 and diluted earnings per share by $0.15 to $0.11.
(5)	For more information regarding the calculation of net earnings per share, see Note 1 of our financial statements included elsewhere in this prospectus.
(6)	Pro forma basic net earnings per share have been computed to give effect to the exercise of preferred stock warrants and conversion of convertible preferred stock into common stock upon the closing of this offering on an if-converted basis for the fiscal year ended December 27, 2003 and the fiscal quarter ended March 27, 2004.

The following table sets forth the computation of pro forma basic and diluted net earnings per share:

	Fiscal Year Ended December 27, 2003	Fiscal Quarter Ended March 27, 2004
	(in thousands, except per share amounts)
Numerator
Net earnings available to common shareholders	$1,195	$502
Add: Deemed preferred stock dividend	1,765	—

Net earnings	$2,960	$502

Denominator
Weighted average common shares outstanding	3,261	3,361
Add: Adjustments to reflect the weighted average effect of the assumed exercise of preferred stock warrants and conversion of preferred stock from the date of issuance
Series A preferred stock (conversion rate of one to one)	2,040	2,040
Series B preferred stock (conversion rate of one to one)	3,575	3,359
Exercise of Series B warrants (conversion rate of one to one)	261	261

Denominator for basic pro forma calculation	9,137	9,021

Add: Effect of dilutive options outstanding	1,457	1,641
Exercise of common stock warrants	700	700

Denominator for dilutive pro forma calculation	11,294	11,362

Pro forma net earnings per share, basic	$0.32	$0.06
Pro forma net earnings per share, diluted	$0.26	$0.04

(7)	All 5,399 outstanding shares of convertible preferred stock will convert automatically into 5,399 shares of common stock upon the closing of this offering.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Design Within Reach is an integrated multi-channel provider of distinctive modern design furnishings and accessories. We market and sell our products to both residential and commercial customers through four integrated sales channels, consisting of our catalog, studios, website and direct sales force. We offer over 725 products in numerous categories, including chairs, tables, workspace and outdoor furniture, lighting, floor coverings, beds and related accessories, bathroom fixtures, fans and other home and office accessories. Our policy of having products “in stock and ready to ship” is a departure from the approach taken by many other modern design furnishings retailers, which we believe typically requires customers to wait weeks or months to receive their products.

We established our business strategy on the premise that multiple, integrated sales channels improve customer convenience, reinforce brand awareness, enhance customer knowledge of our products, and produce operational benefits that ultimately improve market penetration and returns on capital. All of our sales channels utilize a single common inventory held at our Hebron, Kentucky fulfillment center and share centralized information technology systems, which together provide a level of scalability to facilitate our future growth. This integration further improves customer service, speeds delivery times and provides real-time data availability.

We have experienced significant growth in customers and net sales since our founding in 1998. We began selling products through our catalog and online in the second half of 1999, and we opened our first studio in November 2000. We generated a profit in each fiscal quarter from the second quarter of fiscal year 2001 through the first quarter of fiscal year 2004. In recent years, we have continued to increase sales across all distribution channels with particular growth in sales through our studios, which have increased in number from one at the end of 2001 to 16 studios operating in six states at the end of 2003. We expect to open 13 to 16 new studios in each of fiscal years 2004 and 2005, and as of May 31, 2004, we had opened nine of these new studios and had signed leases for four additional studios.

As one measure of the performance of our business, we analyze our total market penetration rates across all of our sales channels in the top 50 metropolitan areas in the United States by household population as identified by the U.S. Census Bureau. We calculate our market penetration rates in a particular metropolitan market area based on net sales per capita in that area. We base our decisions on where to open new studios by categorizing markets into five “tiers” based on household population statistics and supporting sales data collected from our other sales channels. We plan to open the majority of our new studios in markets in our top two tiers during 2004 and 2005. Although nearly all of our studios have been open less than two full years, our experience indicates that studio openings significantly improve our overall market penetration rates in the markets in which they are located even though the opening of a studio may initially have an adverse effect on sales growth in our other sales channels in the same market.

In January 2004, we moved our fulfillment operations from Union City, California to Hebron, Kentucky. The new facility, at approximately 217,000 square feet, is nearly 100,000 square feet larger than our previous Union City facility. We have a right of first refusal on an adjacent 100,000 square feet in the new facility, and we expect this facility to support our distribution capacity needs for at least the next four years. We support all of our sales channels through the new fulfillment center, and the vast majority of our inventory is received and distributed through it. A small portion of our merchandise is shipped directly by the manufacturers to our customers. In February 2004, we moved our corporate headquarters from an approximately 23,000 square foot facility in Oakland, California to an approximately 59,000 square foot facility in downtown San Francisco, California. We expect that this headquarters facility will provide us with adequate space for growth for at least the next five years. In fiscal year 2003, we incurred $559,000 in costs and $170,000 in accelerated depreciation expense on abandoned assets associated with the relocation of our fulfillment center operations. In the first quarter of 2004, we incurred approximately $172,000 in costs associated with the relocation of our fulfillment center operations and approximately $26,000 in costs associated with the relocation of our headquarters.

We have funded our capital expenditures and working capital needs primarily through cash flows from operations, private sales of equity securities and borrowings under our bank credit facility, which includes a $9.0 million operating line of credit and a $2.5 million equipment line of credit.

Basis of Presentation

Net sales consist of studio sales, phone sales, online sales, other sales and shipping and handling fees, net of returns by customers. Studio sales consist of sales of merchandise to customers at our studios, phone sales consist of sales of merchandise through the toll-free numbers associated with our printed catalogs, online sales consist of sales of merchandise from orders placed through our website, and other sales consist of sales made by our business development executives to commercial customers and warehouse sales. Warehouse sales consist of periodic clearance sales at our fulfillment center of product samples and products that customers have returned. Shipping and handling fees consist of amounts we charge customers for the delivery of merchandise. Cost of sales consists of the cost of the products we sell and inbound and outbound freight costs. Handling costs, including our fulfillment center expenses, are included in selling, general and administrative expenses.

Selling, general and administrative expenses consist of studio costs, including salaries and studio occupancy costs, costs associated with publishing our catalogs and maintaining our website, and corporate and fulfillment center costs, including salaries and occupancy costs, among others.

We operate on a 52- or 53-week fiscal year, which ends on the Saturday closest to December 31. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five to six years. Our 2001 fiscal year ended on December 29, 2001, our 2002 fiscal year ended on December 28, 2002 and our 2003 fiscal year ended on December 27, 2003. Each of fiscal years 2001, 2002 and 2003 consisted of 52 weeks, and fiscal year 2004 will consist of 53 weeks.

Results of Operations

Net Sales and Other Data.    The following table sets forth information for fiscal years 2001, 2002 and 2003 and the fiscal quarters ended March 29, 2003 and March 27, 2004 about our net sales by sales channel, total net sales, gross margin, operating expenses, earnings from operations, net interest income, income taxes and net earnings both in dollars and as a percentage of net sales.

	Fiscal Year 2001	% of net sales	Fiscal Year 2002	% of net sales	Fiscal Year 2003	% of net sales	Fiscal Quarter Ended March 29, 2003	% of net sales	Fiscal Quarter Ended March 27, 2004	% of net sales
	(dollars in thousands)
Net sales:
Studio sales	$2,368	5.9%	$4,719	8.2%	$24,626	30.4%	$3,122	19.3%	$8,094	36.0%
Phone sales	20,544	51.0	23,985	41.9	25,460	31.4	6,188	38.3	5,487	24.4
Online sales	12,271	30.4	18,209	31.8	18,680	23.0	4,198	26.0	5,093	22.6
Other sales	986	2.4	4,143	7.2	4,618	5.7	1,259	7.8	1,613	7.2
Shipping and handling fees	4,130	10.2	6,198	10.8	7,754	9.6	1,374	8.5	2,226	9.9

Total net sales	40,299	100.0	57,254	100.0	81,138	100.0	16,141	100.0	22,513	100.0
Cost of sales	22,291	55.3	30,241	52.8	43,298	53.4	8,856	54.9	12,096	53.7

Gross margin	18,008	44.7	27,013	47.2	37,840	46.6	7,285	45.1	10,417	46.3
Selling, general and administrative expenses	17,334	43.0	24,028	42.0	33,046	40.7	6,714	41.6	8,721	38.7
Stock based compensation	—	—	—	—	—	—	—	—	76	0.3
Depreciation and amortization	540	1.3	855	1.5	2,098	2.6	310	1.9	575	2.6
Facility relocation costs	—	—	—	—	559	0.7	8	0.0	198	0.9

Earnings from operations	134	0.3	2,130	3.7	2,137	2.6	253	1.6	847	3.8
Interest income	166	0.4	74	0.1	13	—	12	0.1	—	—
Interest expense	—	—	—	—	(42)	(0.1)	—	—	(32)	(0.1)

Earnings before income taxes	300	0.7	2,204	3.8	2,108	2.6	265	1.6	815	3.6
Income tax expense (benefit)	4	—	1	—	(852)	(1.1)	—	—	313	1.4

Net earnings	$296	0.7%	$2,203	3.8%	$2,960	3.6%	$265	1.6%	$502	2.2%

The following table provides information for fiscal years 2001, 2002 and 2003 and the fiscal quarters ended March 29, 2003 and March 27, 2004 about the number of studios open at the end of each fiscal period, the number of catalogs circulated during each fiscal period, the number of online sessions during each fiscal period and the average order value during each fiscal period.

	Fiscal Year 2001	Fiscal Year 2002	Fiscal Year 2003	Quarter Ended March 29, 2003	Quarter Ended March 27, 2004

Number of studios open at end of fiscal period (1)	1	7	16	10	18
Number of catalogs circulated	5,794,609	7,934,725	9,761,324	2,335,479	2,644,219
Number of online sessions	889,088	1,725,791	2,570,594	577,319	930,913
Average order value	$785	$762	$917	$833	$942

(1)	As of May 31, 2004, no studios had been closed.

Comparison of First Quarter 2004 to First Quarter 2003

Net sales.    During the first fiscal quarter of 2004, net sales increased $6.4 million, or 39.5%, to $22.5 million from $16.1 million in the first fiscal quarter of 2003. Approximately $5.0 million of this increase was due to increased studio sales, which resulted primarily from our opening eight new studios since the end of the fiscal quarter ended March 29, 2003, as well as increased demand for our products driven by increased marketing efforts in other sales channels. The increase in net sales also included an increase in other sales of $354,000, which resulted primarily from increased sales by our business development executives to commercial customers. Phone sales for first quarter 2004 were $5.5 million, 11.3% lower than phone sales in first quarter 2003. This was largely due to the effects of a promotion in which we offered free shipping on products purchased during the period from March 1, 2003 to March 17, 2003. This resulted in particularly strong sales in first quarter 2003. We did not run any such promotions in first quarter 2004. Online sales for first quarter 2004 increased 21.3% to $5.1 million, primarily due to increased online marketing initiatives such as the implementation of Internet keyword search programs. The balance of the increase in net sales was primarily due to increased sales generated by our February 2004 warehouse sale and increased shipping and handling fees. Average order value increased 13.1% to $942 in first quarter 2004 from $833 in first quarter 2003. The increase in average order value resulted primarily from the increase in studio sales as a percentage of net sales. Our studios tend to have higher average order values compared to our phone and online sales channels because we believe that our customers tend to be more comfortable purchasing higher priced items after having an opportunity to touch and feel the item before making a purchase.

Cost of Sales.    Cost of sales increased $3.2 million, or 36.6%, to $12.1 million in first quarter 2004 from $8.9 million in first quarter 2003. As a percentage of net sales, cost of sales decreased to 53.7% in first quarter 2004 from 54.9% in first quarter 2003. The decrease in cost of sales as a percentage of net sales in first quarter 2004 compared to first quarter 2003 was primarily a result of the decision not to repeat in 2004 the free freight promotion we offered in March 2003 and was also the result of lower product costs due to increased volumes of merchandise that we purchased and increased sales of higher margin products. The dollar increase in cost of sales in first quarter 2004 was primarily attributable to the 39.5% increase in net sales during the same period.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $2.0 million, or 29.9%, to $8.7 million in first quarter 2004 from $6.7 million in first quarter 2003. As a percentage of net sales, selling, general and administrative expenses decreased to 38.7% in first quarter 2004 from 41.6% in first quarter 2003. The decrease in these expenses as a percentage of net sales resulted from spreading catalog costs, fixed fulfillment center costs and corporate overhead expenses over increased net sales across all of our sales channels, partially offset by increases in costs associated with our studios, as the number of studios we have open has increased. The dollar increase in these expenses resulted primarily from the expenses associated with opening and operating new studios and mailing additional catalogs, as well as increased handling costs as our total volume of sales increased. We opened two new studios during first quarter 2004, compared to three new studios in first quarter 2003, and mailed 13.2% more catalogs in first quarter 2004 than in first quarter 2003.

Stock based compensation.    In first quarter 2004, we recorded $76,000 in expenses associated with the issuance of (1) 120,000 options to purchase common stock with an exercise price of $4.50 per share and a fair market value of $10.00 per share and (2) 366,250 options to purchase common stock with an exercise price of $7.00 per share and a fair market value of $11.00 per share. Stock based compensation was zero in first quarter 2003.

Depreciation and Amortization Expenses.    Depreciation and amortization expenses increased to $575,000 in first quarter 2004 from $310,000 in first quarter 2003. As a percentage of net sales, depreciation and amortization expenses increased to 2.6% of net sales in first quarter 2004 from 1.9% of net sales in first quarter 2003. These expenses increased as a result of significant increases in spending on capital assets associated with our new studio openings and improvements in our network infrastructure, such as investments in servers, desktop computers and related software licenses.

Facility Relocation Costs.    In first quarter 2004, we incurred $172,000 in costs associated with the relocation of our fulfillment operations form Union City, California to Hebron, Kentucky, compared to $8,000 in such costs incurred in first quarter 2003. We also incurred $26,000 in costs associated with the relocation of our headquarters from Oakland, California to San Francisco, California in first quarter 2004.

Interest Income.    Interest income was zero and $12,000 in first quarter 2004 and first quarter 2003, respectively. Our interest income in first quarter 2003 was generated by interest paid on our cash and cash equivalents.

Interest Expense.    We incurred $32,000 of interest expense in first quarter 2004 related to short-term borrowings under our bank credit facility for working capital purposes and for capital expenditures associated with new studios. We did not have any interest expense in first quarter 2003.

Income Taxes.    In first quarter 2004, we recorded a net income tax expense of $313,000. We had zero income tax expense in first quarter 2003, since we had a full deferred tax valuation allowance at that time, which reduced our tax expense to zero.

Net Earnings.    As a result of the foregoing factors, net earnings increased to $502,000, or 2.2% of net sales, in first quarter 2004 from $265,000, or 1.6% of net sales, in first quarter 2003. Net earnings for first quarter 2004 included $198,000 in costs associated with the relocation of our fulfillment center and corporate headquarters, compared to $8,000 in such costs incurred in first quarter 2003.

Comparison of Fiscal Year 2003 to Fiscal Year 2002

Net Sales.    During fiscal year 2003, net sales increased $23.9 million, or 41.7%, to $81.1 million from $57.3 million in fiscal year 2002. Approximately $19.9 million of this increase was due to increased studio sales, which resulted primarily from our opening nine new studios during fiscal year 2003 and the results of a full year of operations from the six studios opened during fiscal year 2002, as well as increased demand for our products in all categories, particularly upholstery and bedroom items, driven by increased marketing efforts in other sales channels. Approximately $1.9 million of the increase in net sales was due to increased phone and online sales, resulting primarily from the circulation of 23.0% more catalogs in fiscal year 2003 compared to fiscal year 2002 and additional marketing efforts through our website. Average order value increased 20.3% to $917 in fiscal year 2003 from $762 in fiscal year 2002. The balance of the increase in net sales was primarily due to increased sales generated by our direct sales force and increased shipping and handling fees. The increase in average order value resulted primarily from the increase in studio sales as a percentage of net sales.

Cost of Sales.    Cost of sales increased $13.1 million, or 43.2%, to $43.3 million in fiscal year 2003 from $30.2 million in fiscal year 2002. As a percentage of net sales, cost of sales increased to 53.4% in fiscal year 2003 from 52.8% in fiscal year 2002. The slight increase in cost of sales as a percentage of net sales in fiscal year 2003 compared to fiscal year 2002 was primarily a result of a promotion in which we offered free shipping on products purchased during the period from March 1, 2003 to March 17, 2003, and the negative impact of the strengthening of the euro relative to the U.S. dollar, partially offset by lower product costs due to increased volumes of merchandise that we purchased and increased sales of higher margin products. In fiscal year 2003, we generated all of our net sales in U.S. dollars, but we purchased approximately 52.0% of our product inventories from manufacturers in Europe and paid for substantially all of these products in euros. During fiscal year 2003, the value of the U.S. dollar declined approximately 18.7% relative to the euro, which effectively increased the cost to us of merchandise sourced from Europe. To date, we have been able to negotiate reduced prices from some of our European vendors to partially offset the impact of the decline of the U.S. dollar relative to the euro, and we have increased our prices on certain items we source from Europe. However, a continued decline in the value of the U.S. dollar relative to the euro would further increase our cost of goods sold and decrease our gross margin. The dollar increase in cost of sales in fiscal year 2003 was primarily attributable to the 41.7% increase in net sales during the same period.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $9.0 million, or 37.5%, to $33.0 million in fiscal year 2003 from $24.0 million in fiscal year 2002. As a percentage of net sales, selling, general and administrative expenses decreased to 40.7% in fiscal year 2003 from

42.0% in fiscal year 2002. The decrease in these expenses as a percentage of net sales resulted from spreading catalog costs, fixed fulfillment center costs and corporate overhead expenses over increased net sales across all of our sales channels, partially offset by increases in costs associated with our studios as the number of studios has increased. The dollar increase in these expenses resulted primarily from the expenses associated with opening and operating new studios and mailing additional catalogs, as well as increased handling costs as our total volume of sales increased. We opened nine new studios during fiscal year 2003, compared to six new studios in fiscal year 2002, and mailed 23.0% more catalogs in fiscal year 2003 than in fiscal year 2002.

Depreciation and Amortization Expenses.    Depreciation and amortization expenses increased to $2.1 million in fiscal year 2003 from $855,000 in fiscal year 2002. As a percentage of net sales, depreciation and amortization expenses increased to 2.6% of net sales in fiscal year 2003 from 1.5% of net sales in fiscal year 2002. These expenses increased as a result of significant increases in spending on capital assets associated with our new studio openings and improvements in our management information systems and $170,000 in accelerated depreciation expense on abandoned assets associated with the relocation of our fulfillment center operations from Union City, California to Hebron, Kentucky.

Facility Relocation Costs.    In fiscal year 2003, we incurred $559,000 in costs associated with the relocation of our fulfillment operations from Union City, California to Hebron, Kentucky. We did not incur any relocation costs in fiscal year 2002.

Interest Income.    Interest income was $13,000 and $74,000 in fiscal years 2003 and 2002, respectively. Our interest income in each of fiscal years 2002 and 2003 was generated by interest paid on our cash and cash equivalents.

Interest Expense.    We incurred $42,000 of interest expense in fiscal year 2003 related to short-term borrowings under our bank credit facility for working capital purposes and for capital expenditures associated with new studios. We did not have any interest expense in fiscal year 2002.

Income Taxes.    In fiscal year 2003, we recorded a net income tax benefit of $852,000 principally as a result of the reversal of a valuation allowance on our California state and federal net operating loss carryforwards. As of December 27, 2003, we had $29,000 of net operating loss carryforwards for federal income tax purposes and $4.3 million of net operating loss carryforwards for California state income tax purposes. We also had approximately $131,000 of California enterprise zone tax credits which may be impaired or limited in certain circumstances. We expect to use all of our net operating loss carryforwards for federal income tax purposes during the first quarter of fiscal year 2004, substantially all of our net operating loss carryforwards for California state income tax purposes by the end of fiscal year 2004 and all of our California enterprise zone tax credits by the end of fiscal year 2004. To the extent not used, our net operating loss carryforwards and tax credits will begin to expire in 2007. In addition, in fiscal year 2003, because of the uncertainty regarding their realizability in future periods, we recorded a partial valuation allowance on our deferred tax assets, consisting of net enterprise zone credit carryforwards associated with our Oakland headquarters facility.

Net Earnings.    As a result of the foregoing factors, net earnings increased to $3.0 million, or 3.6% of net sales, in fiscal year 2003 from $2.2 million, or 3.8% of net sales, in fiscal year 2002. Net earnings for fiscal year 2003 included $559,000 in costs and $170,000 in accelerated depreciation expense on abandoned assets associated with the relocation of our fulfillment center and a tax benefit of $852,000 associated with the reversal of valuation allowances on certain deferred tax assets.

Comparison of Fiscal Year 2002 to Fiscal Year 2001

Net Sales.    During fiscal year 2002, net sales increased $17.0 million, or 42.1%, to $57.3 million from $40.3 million in fiscal year 2001. Approximately $2.4 million of this change resulted from an increase in studio sales, which resulted primarily from our opening six new studios during fiscal year 2002, compared to one studio opening in fiscal year 2001. The increase in net sales also included an increase in other sales of approximately

$3.2 million, which resulted primarily from increased sales by our business development executives to commercial customers. The balance of the increase in net sales was primarily due to increased phone and online sales, resulting from the circulation of 36.9% more catalogs compared to fiscal year 2001 and additional marketing efforts through our website. The average order value decreased approximately 2.9%. The decrease in average order value resulted primarily from increased online sales as a percentage of our net sales during fiscal year 2002.

Cost of Sales.    Cost of sales increased $8.0 million, or 35.7%, to $30.2 million in fiscal year 2002 from $22.3 million in fiscal 2001. As a percentage of net sales, cost of sales decreased to 52.8% in fiscal year 2002 from 55.3% in fiscal year 2001. The decrease in cost of sales as a percentage of net sales in fiscal year 2002 compared to fiscal year 2001 was primarily a result of lower product costs due to increased volumes of merchandise that we purchased and increased sales of higher margin products. The dollar increase in cost of sales in fiscal year 2002 was primarily attributable to the 42.1% increase in net sales during the same period.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $6.7 million, or 38.6%, to $24.0 million in fiscal year 2002 from $17.3 million in fiscal year 2001. As a percentage of net sales, selling, general and administrative expenses decreased to 42.0% in fiscal year 2002 from 43.0% in fiscal year 2001. The decrease as a percentage of net sales resulted from spreading catalog expenses, fixed fulfillment center costs and corporate overhead expenses over increased net sales across all of our sales channels, offset by increases in costs associated with our studios as the number of studios increased. The dollar increase in these expenses resulted primarily from the expenses associated with opening and operating new studios and mailing additional catalogs, as well as increased handling costs as our total volume of sales increased. We opened six new studios during fiscal year 2002 and mailed 36.9% more catalogs in fiscal year 2002 than fiscal year 2001.

Depreciation and Amortization Expenses.    Depreciation and amortization expenses increased to $855,000 in fiscal year 2002 from $540,000 in fiscal year 2001. As a percentage of net sales, depreciation and amortization expenses increased to 1.5% in fiscal year 2002 from 1.3% in fiscal year 2001. These expenses increased as a result of significant investments we made in capital assets associated with our new studio openings and improvements in our network infrastructure such as investments in servers, desktop computers and related software licenses.

Interest Income.    Interest income was $74,000 and $166,000 in fiscal years 2002 and 2001, respectively. The decrease in net interest income resulted primarily from reduced cash balances and lower average interest rates earned on our cash and cash equivalents balances during fiscal year 2002 compared to fiscal year 2001.

Interest Expense.    We did not have any interest expense in fiscal years 2002 and 2001.

Income Taxes.    As of December 28, 2002 and December 29, 2001, we had $1.8 million and $4.7 million of net operating loss carryforwards for federal income tax purposes, respectively, and $4.7 million and $4.7 million of net operating loss carryforwards for California state income tax purposes, respectively. We provided a full valuation allowance for these deferred tax benefits as of December 28, 2002 and December 29, 2001.

Net Earnings.    As a result of the foregoing factors, net earnings increased to $2.2 million, or 3.8% of net sales, in fiscal year 2002 from $296,000, or 0.7% of net sales, in fiscal year 2001.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly results of operations for fiscal years 2002 and 2003 and the fiscal quarter ended March 27, 2004. Each quarterly period presented below consisted of 13 weeks. The information for each of these periods has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus. This information includes all adjustments, which consist only of normal and recurring adjustments, management considers necessary for the fair presentation of such data. This data should be read in conjunction with the audited financial statements included elsewhere in this prospectus. The results of operations for historical periods are not necessarily indicative of results for any future period. We expect quarterly results of operations to fluctuate depending on the timing and amount of net sales contributed by new studios, changes in catalog circulation and other marketing initiatives. Historically, we have undertaken marketing initiatives in the fourth quarter of each fiscal year, which have increased our net sales during such periods. Also, we generally have mailed fewer catalogs in the third quarter of each fiscal year due to our belief that many customers are on summer vacations during this period. Accordingly, we have usually experienced lower demand for our products in the third quarter of each fiscal year.

	Quarter Ended
	Mar. 30, 2002	June 29, 2002	Sept. 28, 2002	Dec. 28, 2002	Mar. 29, 2003	June 28, 2003	Sept. 27, 2003	Dec. 27, 2003	Mar. 27 2004
	(dollars in thousands, except additional operating data)
Statement of Earnings Data
Net sales:
Studio sales	$288	$908	$1,290	$2,233	$3,122	$5,845	$6,628	$9,031	$8,094
Phone sales	4,975	6,016	6,004	6,990	6,188	6,663	6,023	6,586	5,487
Online sales	3,380	4,716	5,330	4,783	4,198	4,377	4,053	6,052	5,093
Other sales	990	494	1,177	1,482	1,259	705	1,916	738	1,613
Shipping and handling fees	1,247	1,642	1,718	1,591	1,374	1,768	2,027	2,585	2,226

Total net sales	10,880	13,776	15,519	17,079	16,141	19,358	20,647	24,992	22,513
Cost of sales	5,763	7,180	8,166	9,132	8,856	10,210	10,852	13,380	12,096

Gross margin	5,117	6,596	7,353	7,947	7,285	9,148	9,795	11,612	10,417
Selling, general and administrative expenses	4,813	5,877	6,502	6,836	6,714	8,102	8,532	9,698	8,721
Stock based compensation	—	—	—	—	—	—	—	—	76
Depreciation and amortization	145	185	220	305	310	440	475	873	575
Facility relocation costs	—	—	—	—	8	1	28	522	198

Earnings from operations	159	534	631	806	253	605	760	519	847
Interest income	16	17	20	21	12	—	—	1	—
Interest expense	—	—	—	—	—	—	(21)	(21)	(32)

Earnings before income taxes	175	551	651	827	265	605	739	499	815
Income tax expense (benefit)	—	—	—	1	—	—	—	(852)	313

Net earnings	175	551	651	826	265	605	739	1,351	502

Deemed preferred stock dividends	—	—	—	—	—	(1,765)	—	—	—

Net earnings (loss) available to common stockholders	$175	$551	$651	$826	$265	$(1,160)	$739	$1,351	$502

Net earnings (loss) per share:
Basic	$0.06	$0.19	$0.22	$0.26	$0.08	$(0.36)	$0.23	$0.41	$0.15
Diluted	$0.02	$0.05	$0.06	$0.08	$0.02	$(0.36)	$0.07	$0.12	$0.04

Weighted average shares used to compute net earnings (loss) per share:
Basic	2,873	2,876	2,905	3,149	3,230	3,246	3,254	3,315	3,361
Diluted	10,457	10,593	10,698	10,905	11,612	3,246	11,078	11,107	11,362

Additional Operating Data
Number of studios open at the end of the quarter	2	2	4	7	10	12	14	16	18
Number of catalogs circulated	2,113,988	2,347,812	1,716,265	1,756,660	2,335,479	3,387,763	1,792,980	2,245,102	2,644,219
Number of online sessions	370,654	385,919	435,273	533,945	577,319	568,719	621,262	803,294	930,913
Average order value	$711	$781	$801	$749	$833	$1,003	$1,043	$832	$942

Liquidity and Capital Resources

We have funded our operations primarily through cash flows from operations, private placements of equity securities and short-term borrowings under our bank credit facility.

Discussion of Cash Flows

For the fiscal year ended December 27, 2003, cash and cash equivalents decreased by $4.5 million to $44,000 at the end of fiscal year 2003 from $4.6 million at the end of fiscal year 2002. Cash and cash equivalents decreased by $0.1 million to $4.6 million at the end of fiscal year 2002 from $4.7 million at the end of fiscal year 2001. The primary contributors to the decrease in cash and cash equivalents during fiscal year 2003 were the use of $7.4 million of cash for purchases of property and equipment and the use of $1.9 million of cash to repurchase a portion of the outstanding shares of our Series B preferred stock, net of the issuance of additional shares of our Series B preferred stock, offset by $1.4 million of cash provided by operating activities. The primary contributor to the decrease in cash and cash equivalents during fiscal year 2002 was the use of $3.4 million of cash for purchases of property and equipment offset by $3.2 million of cash provided by operating activities. For the fiscal quarter ended March 27, 2004, cash and cash equivalents increased by $118,000 to $162,000 at the end of first quarter 2004 from $44,000 at the end of fiscal year 2003.

Net cash provided by (used in) operating activities was $1.4 million for fiscal year 2003, $3.2 million for fiscal year 2002 and ($616,000) for fiscal year 2001. Net cash provided by operating activities decreased in fiscal year 2003 compared to fiscal year 2002 primarily because of expenditures associated with opening nine new studios, including the maintenance of increased inventory levels to support additional sales from the new studios, partially offset by growth in net sales and gross margin. Net cash provided by (used in) operating activities increased in fiscal year 2002 compared to fiscal year 2001 because of the growth in net sales and gross margin achieved by our business, partially offset by expenditures associated with opening six new studios during fiscal year 2002. Net cash provided by (used in) operating activities was $2.9 million for first quarter 2004 and ($32,000) for first quarter 2003. Net cash provided by operating activities increased during first quarter 2004 compared to first quarter 2003 primarily because of the growth in net sales and gross margin achieved by our business, partially offset by expenditures associated with opening two new studios during first quarter 2004.

Net cash used in investing activities was $7.4 million for fiscal year 2003, $3.4 million for fiscal year 2002 and $380,000 for fiscal year 2001, $3.5 million for first quarter 2004 and $1.6 million for first quarter 2003. Net cash used in investing activities for fiscal years 2003, 2002 and 2001 and first quarter 2004 and first quarter 2003 was primarily attributable to expenditures for property and equipment for our studios and the implementation of new information technology systems.

In fiscal years 2004 and 2005, we anticipate that our investment in property and equipment will increase to between approximately $10.0 million and $12.0 million in each year, from $7.4 million in fiscal year 2003. This increase is a result of our planned opening of 13 to 16 new studios in each of fiscal years 2004 and 2005, the cost of which we expect to be between approximately $9 million and $10 million in each such fiscal year, as well as our planned investment of approximately $2.0 million in additional information systems and technology in fiscal year 2004. We expect our investment in property and equipment in subsequent years to increase due to the continued expansion of our studio channel. We plan to finance these investments in fiscal years 2004 and 2005 from cash flows from operations and the proceeds of this offering.

Net cash provided by financing activities was $1.5 million for fiscal year 2003, $113,000 for fiscal year 2002 $29,000 for fiscal year 2001, $803,000 for first quarter 2004 and $11,000 for first quarter 2003. Net cash provided by financing activities for fiscal year 2003 was primarily attributable to an increase in borrowings under our bank credit facility, partially offset by the use of $1.9 million to repurchase shares of our Series B preferred stock, net of the proceeds from the issuance of additional shares of our Series B preferred stock. Net cash provided by financing activities during fiscal years 2002 and 2001 and first quarter 2003 resulted primarily from cash provided from exercises of employee stock options. Net cash provided by financing activities for first quarter 2004 was primarily attributable to an increase in borrowings under our bank credit facility.

Until required for other purposes, our cash and cash equivalents are maintained in deposit accounts or highly liquid investments with remaining maturities of 90 days or less at the time of purchase.

Liquidity Sources, Requirements and Contractual Cash Requirements and Commitments

Our principal sources of liquidity as of May 31, 2004 consisted of: (1) $156,000 in cash and cash equivalents; (2) two tranches under our bank credit facility, consisting of a $7.5 million operating line of credit, of which $687,000 had been drawn down and $850,000 had been used for outstanding letters of credit as of May 31, 2004, and a $2.5 million equipment line of credit, of which $2.5 million had been drawn down as of May 31, 2004; and (3) cash we expect to generate from operations during this fiscal year.

Historically, our principal liquidity requirements have been to meet our working capital and capital expenditure needs.

We believe that our sources of cash will be sufficient to fund our operations and anticipated capital expenditures for at least the next 12 months. Our ability to fund these requirements and comply with the financial covenants under our bank credit agreement will depend on our future operations, performance and cash flow and is subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control. In addition, as part of our strategy, we intend to continue to expand our studio sales channel. Such expansion will require additional capital. We cannot assure you that additional funds from available sources will be available on terms acceptable to us, or at all.

The following table summarizes our future contractual obligations as of December 27, 2003:

	Payment due by period
Contractual Obligations (1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$34,613	$3,611	$9,832	$9,638	$11,532
Capital lease obligation	392	109	262	21	—

Total	$35,005	$3,720	$10,094	$9,659	$11,532

(1)	Operating lease obligations consist of office, studio and fulfillment center lease obligations. Capital lease obligation consists of an obligation for the lease of certain equipment. Subsequent to December 27, 2003, we have entered into additional operating leases with additional minimum lease obligations of $17.7 million.

In addition, our credit agreement with Wells Fargo HSBC Trade Bank, N.A., which we amended in June 2004, provides for a $9.0 million operating line of credit and a $2.5 million equipment line of credit. The $9.0 million operating line of credit is subject to availability guidelines that specify the amount that can be borrowed under the facility at any given time to provide working capital and expires on July 31, 2005. Amounts borrowed under this line of credit bear interest at an annual rate equal to the lender’s prime lending rate plus 0.25%. The $2.5 million equipment line of credit is subject to availability guidelines that specify the amount that can be borrowed under the facility at any given time for capital expenditures and converts to a term loan on July 31, 2005, which will be amortized and fully paid over two years. Amounts borrowed under this line of credit bear interest at an annual rate equal to the lender’s prime lending rate plus 0.50%. Amounts borrowed under our credit agreement are secured by our accounts receivable, inventory and equipment. The credit agreement also sets forth a number of affirmative and negative covenants to which we must adhere, including financial covenants that require us to achieve positive net earnings in each quarter and limitations on capital expenditures. We are currently in compliance with all financial covenants under our credit agreement. We have borrowed funds under these lines of credit from time to time and periodically have repaid such borrowings with available cash.

Quantitative and Qualitative Disclosures about Market Risk

All of our sales and a portion of our expenses are denominated in U.S. dollars, and our assets and liabilities together with our cash holdings are predominantly denominated in U.S. dollars. However, in fiscal year 2003 we obtained approximately 52% of our product inventories from manufacturers in Europe, and these transactions typically were denominated in currencies other than the U.S. dollar, principally the euro. During fiscal year 2003, the value of the U.S. dollar declined approximately 18.7% relative to the euro, which effectively increased the cost to us of merchandise sourced from Europe. As a result of such currency fluctuations, we have experienced and may continue to experience fluctuations in our operating results on an annual and a quarterly basis going forward. To mitigate our exchange rate risk relating to the euro, we typically purchase foreign currency forward contracts with maturities of less than 60 days relating to invoices for supplies of merchandise after the payable amount and due date of the invoice are known. We account for these contracts by adjusting the carrying amount of the contract to market and recognizing any corresponding gain or loss in selling, general and administrative expenses in each reporting period. Based on our euro-denominated purchases during fiscal year 2003, a hypothetical additional 10% weakening in the value of the dollar relative to the euro would have increased our cost of sales in fiscal year 2003 by approximately $1.7 million, and would have decreased both our net earnings and cash flows for that year by a corresponding amount. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. In addition to the direct effect of changes in exchange rates on cost of goods, changes in exchange rates also affect the volume of purchases or the foreign currency purchase price as vendors’ prices become more or less attractive. We expect to continue to experience the effect of exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on our results of operations.

We are exposed to financial market risks, including changes in interest rates. All of the $3.3 million in debt outstanding under our bank credit facility as of December 27, 2003 was subject to variable interest rate fluctuations. Based on this debt level, a hypothetical 10% increase in our lender’s prime rate from the applicable rate at December 27, 2003 would have increased our net interest expense in fiscal year 2003 by approximately $5,000, and would have decreased both our earnings and cash flows by a corresponding amount. We currently do not engage in hedging transactions with respect to interest rate fluctuations. We cannot predict market fluctuations in interest rates. As a result, future results may differ materially from estimated results due to adverse changes in interest rates or debt availability.

We typically do not attempt to reduce or eliminate our market exposures on our investment securities because the majority of our investments are short-term. The fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of our investment portfolio.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.

Revenue recognition.    We recognize revenue on the date on which we estimate that the product has been received by the customer, and we record any payments received prior to the estimated date of receipt of the goods by the customer as deferred revenue until the estimated date of receipt. We use our third-party freight carrier information to estimate when delivery has occurred. Sales are recorded net of returns by customers. Significant management judgments and estimates must be made and used in connection with determining net sales recognized in any accounting period. Our management must make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances in any accounting period. Although our actual returns historically have not differed materially from estimated returns, in the future, actual returns may differ materially from our reserves. As a result, our operating results and financial condition could be affected adversely. The reserve for returns was $511,000, $442,000 and $560,000 as of March 27, 2004, December 27, 2003 and December 28, 2002, respectively. We recognize net sales revenue for shipping and handling fees charged to customers at the time products are estimated to have been received by customers.

Shipping and handling costs.    Shipping costs, which include inbound and outbound freight costs, are included in cost of sales. We record costs of shipping products to customers in our cost of sales at the time products are estimated to have been received by customers. Handling costs, which include fulfillment center expenses, call center expenses, and credit card fees, are included in selling, general and administrative expenses. Handling costs were $5.1 million, $4.3 million and $3.4 million for fiscal years 2003, 2002 and 2001, respectively, and $1.6 million for first quarter 2004. Our gross margin calculation may not be comparable to that of other entities, which may allocate all shipping and handling costs to cost of sales, resulting in lower gross margin, or to operating expenses, resulting in higher gross margin.

Inventory.    Our inventory is valued at the lower of cost or market. Cost has been determined using the first in, first out method. We write down inventory for estimated damage equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions or demand for our products are less favorable than projected by management, additional inventory write-downs may be required. Although our actual inventory write-downs historically have not differed materially from estimated inventory write downs, in the future, actual inventory write downs may differ materially from our reserves. As a result, our operating results and financial condition could be affected adversely. As of March 27, 2004, December 27, 2003 and December 28, 2002, inventory write-downs amounted to approximately $698,000, $754,000 and $531,000, respectively.

Stock based compensation.    We account for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” As of December 27, 2003, we had not recognized any compensation expense for stock options in our financial statements, as all options granted up to that date have an exercise price equal to the estimated fair value of the underlying common stock on the date of grant. During first quarter 2004, we recognized $61,000 in stock based compensation expense, and we also recorded $1.6 million in deferred compensation. However, Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” requires the disclosure of pro forma net earnings and earnings per share as if we had adopted the fair value method. Under SFAS No. 123, the fair value of stock based awards to employees is calculated through the use of option pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which affect the calculated values. Our calculations are based on a single option valuation approach and forfeitures are recognized as they occur.

Accounting for income taxes.    We record an estimated valuation allowance on our deferred tax assets if it is more likely than not that they will not be realized. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets, including judgments regarding whether or not we will generate sufficient taxable income to realize our deferred tax assets.

Amortization of prepaid catalog costs.    Prepaid catalog costs consist of third-party costs, including paper, printing, postage, name acquisition and mailing costs, for all of our direct response catalogs. Such costs are capitalized as prepaid catalog costs and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual sales to the total of actual and estimated future sales on an individual catalog basis. The period of expected future benefit is calculated based on our projections of when approximately 90% of sales generated by the catalog will be made. Based on data we have collected, we historically have estimated that catalogs have a period of expected future benefit of two to four months. The period of expected future benefit of our catalogs would decrease if we were to publish new catalogs more frequently in each year, or increase if we published them less frequently. Prepaid catalog costs are evaluated for realizability at the end of each reporting period by comparing the carrying amount associated with each catalog to the estimated probable remaining future net benefit associated with that catalog. If the carrying amount is in excess of the estimated probable remaining future net benefit of the catalog, the excess is expensed in the reporting period. We account for consideration received from our vendors for co-operative advertising as a reduction of selling, general and administrative expense. Co-operative advertising amounts received from such vendors were $273,000, $371,000 and $57,000 in fiscal years 2003, 2002 and 2001, respectively, and $136,000 for first quarter 2004.

Valuation of long-lived assets.    Long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate the net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows from use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between net book values of the assets and their estimated fair values. We did not record any impairment charges in fiscal years 2003, 2002 or 2001 or in first quarter 2004.

Effect of Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires an issuer to classify a financial instrument that falls within its scope as a liability, or as an asset in some circumstances. Such instruments include those instruments that are mandatorily redeemable and, therefore, represent an unconditional obligation of the issuer to redeem them by transferring its assets at a specified or determinable date or upon an event that is certain to occur. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of this Statement for the first period beginning after December 15, 2003. As a result, the adoption of SFAS No. 150 did not have any significant impact on our financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for our fiscal year ended December 27, 2003. We continue to account for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” as allowed by SFAS No. 123. As a result, the adoption of SFAS No. 148 did not have any significant impact on our financial results.

In June 2002, Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized. We have adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002, and accordingly, in fiscal year 2003 recognized $559,000 of expenses related to the closure of our fulfillment center in Union City, California and opening of our new fulfillment center in Hebron, Kentucky.

Business

Overview

We are an integrated multi-channel provider of distinctive modern design furnishings and accessories. We market and sell our products to both residential and commercial customers through four integrated sales channels, consisting of our catalog, studios, website and direct sales force. We believe we have developed a national presence in modern design furnishings and a brand recognized for design excellence among our customers and the design community. We believe that we have created a differentiated business model that enables us to provide products to our customers in a more convenient, efficient and economical manner. We strive to broaden the base of modern design consumers, who we believe have been underserved in the United States. This belief has been driven by direct consumer feedback gathered over the last five years and our rapid sales growth, over 100% from 2001 through 2003. Our policy of having products “in stock and ready to ship” is a departure from the approach taken by many other modern design furnishings retailers, which we believe typically requires customers to wait weeks or months to receive their products. We have relationships with both internationally recognized and emerging designers, which allow us to offer our customers an array of innovative and often hard-to-find merchandise. Our differentiated business model along with a dedicated management team have enabled us to generate significant growth in customers and net sales over the last four years.

We established our business strategy on the premise that multiple, integrated sales channels improve customer convenience, reinforce brand awareness, enhance customer knowledge of our products, and produce operational benefits that ultimately improve market penetration and returns on capital. We believe most traditional furnishings retailers initially established their presence with one sales channel and subsequently added additional channels, thereby making integration across sales channels more difficult. Seamless channel integration, meaning all of our products are available, and order processing, customer service assistance and product returns can be handled, through any of our four sales channels, is crucial to our success because a substantial portion of our customers purchase our products after having had contact with two, three or sometimes all four of our sales channels. All of our sales channels utilize a common inventory held at our centralized Hebron, Kentucky fulfillment center and share information technology systems, which together provide a level of scalability to facilitate future growth. This integration further improves customer service by speeding delivery times and providing real-time inventory information across all sales channels.

Our merchandise offering is comprised of products that we believe share an aesthetic appeal and feature distinctive modern design elements, superior quality and authenticity. We offer over 725 products in numerous categories, including chairs, tables, workspace and outdoor furniture, lighting, floor coverings, beds and related accessories, bathroom fixtures, fans and other home and office accessories. Our top ten highest selling product lines in 2001 through 2003 included items created by notable designers such as Ludwig Mies van der Rohe and Charles and Ray Eames. Across each of our sales channels, we display merchandise in an educational context by providing detailed information regarding the designer and key design and functional elements about each product. We obtain our merchandise from select designers and manufacturers in Europe and North America that meet our stringent requirements for design, quality, packaging, and consistency of production and flow. We believe that our unique assortment of innovative and often hard-to-find products serves as a competitive advantage and provides our customers with a distinctive shopping experience.

We believe our success requires the development and maintenance of a broad base of residential and commercial customers. Our customers include design professionals, consumers with an interest in modern design and commercial clients. We target educated consumers focused on quality of life and interested in self-enrichment. Historically, our residential customers have been almost as likely to be male as female, have spanned a wide range of ages and typically have had household incomes greater than $50,000. In fiscal year 2003, our net sales were approximately 66% to residential customers and 34% to commercial customers. We sell to the following commercial customers, who we believe are representative of our commercial customer base in a number of different industries, including: architects and designers such as Art Design and SHW Group, Inc.; restaurants such as Chicago Pizza & Brewery, Inc. and Krispy Kreme Doughnuts, Inc.; institutions of higher education such as New York University and Rhode Island School of Design; retailers such as The Gap, Inc. and The Limited Brands, Inc.; and service firms such as Fitch, Inc. and iSTAR Financial Inc. A significant percentage of our commercial sales is to small businesses with an interest in, or focus on, design, such as restaurants, salons and boutiques.

We also seek to establish close, lasting relationships with notable and emerging designers and manufacturers. While modern design products have been widely popular in Europe for decades, we believe distribution channels in the United States have historically been limited principally to local boutiques and interior designers. This has restricted product availability and exposure in the United States, reducing opportunities for both designers and manufacturers. We believe we are providing European and American designers with broader, more efficient access to the U.S. modern design furnishings market. In that role, we have developed relationships with leading and emerging designers and manufacturers of design products, many of whom have sought us out as a platform for further exposure and distribution of their products.

We were founded and incorporated in 1998, and in April 1999 we received funding from a group of investors led by JH Partners, LLC, a San Francisco-based private equity investment firm formerly known as Jesse.Hansen&Co. We began selling products through our catalog and online in the second half of 1999. We opened our first studio in November 2000 and first generated a profit in the second quarter of 2001. During the last three years, we have continued to increase sales across all distribution channels with particular growth in studio sales. We have increased the number of our studios from one at the end of 2001 to 16 at the end of 2003. We expect to open 13 to 16 new studios during each of 2004 and 2005, and as of May 31, 2004, we had opened nine of these new studios and had signed leases for four additional studios.

Modern Design

Modern design is a twentieth century movement, the purpose of which is to utilize current technologies and production methods to create more useful products for a broad audience. The movement was driven by many important designers and architects, including Ludwig Mies van der Rohe, Charles and Ray Eames and Le Corbusier, among others, and has its origins within the German Bauhaus school in the 1920s and the post-World War II mid-century modernists. Modern design is concerned more with functionality than with appearance. As such, modern design is not a decorative style, but rather a discipline where a product’s form follows its function. A product achieves its value through utility and performance, and a well-designed product is one that performs its task especially well and elegantly. Characteristics of modern design furnishings are simplicity, originality, intelligent use of materials, quality, longevity and the avoidance of superfluous ornamentation or period styling. We offer products created by the classic authors of modern design, as well as products created by emerging designers, and strive in all aspects of our business to enhance appreciation of modern design.

Industry Overview

The residential and commercial furnishings market encompasses a variety of goods, including furniture, floor coverings, lighting and accessories. Sales in the U.S. home furnishings market were estimated at approximately $68.7 billion in 2002 and are projected to grow 8.7% to $74.7 billion in 2004, according to Datamonitor plc, a business information company specializing in industry analysis and forecasts. Sales in the U.S. office furnishings market were approximately $10.3 billion in 2002 and are projected to grow approximately 3.1% to $10.7 billion in 2004, according to BIFMA International, a not-for-profit trade association of furniture manufacturers and suppliers whose strategic area of focus includes, among other things, statistical data generation.

The modern design furnishings market is a sub-sector of the residential and commercial furnishings market. We believe that the upscale segment of this market, in which we operate, will continue to benefit from several long-term trends, including an increasing interest in modern design, middle-market consumers’ willingness to trade up for premium products and favorable demographic trends.

We believe the increased focus on design covers a wide range of products both within and beyond the traditional furnishings market, from home computers to kitchen appliances. Consumers’ expanding focus on design has been featured in several new television programs, such as Bravo Network’s Queer Eye for the Straight Guy, which has featured some of our products, and The Learning Channel’s Trading Spaces, as well as in books and other publications, including Michael Silverstein’s latest book, Trading Up: The New American Luxury. According to the U.S. Department of Commerce, the disposable income of consumers has increased from 2000 through 2003. These consumers are driving increased sales of premium goods and services, which deliver higher quality, technical advantages and superior performance relative to conventional products. These premium products typically command higher prices and gross margins than traditional products. We believe that the household “cocooning” trend among consumers has also had a significant impact on our market. As more consumers retreat to their homes to spend time with family and friends, we believe that quality, home-related design products have become increasingly popular. We believe many consumers are interested in modern design products, but are not familiar with, or are hesitant to engage, the more traditional sales channels, such as interior designers or expensive boutiques.

Businesses have also begun to place more emphasis on modern design. We believe that many manufacturers are turning to design as an important differentiator of their products. A recent article in Fortune magazine highlighted organizational initiatives at several major corporations, which have created new positions for design professionals and promoted other design professionals, reflecting the growing importance of design in selling their products. We believe small businesses, which account for a significant portion of our commercial sales, historically have also had difficulties gaining access to modern design furnishings. We believe that the modern design furnishings industry has generally marketed and sold modern design products in a manner that effectively excludes small businesses as buyers. Factors that contribute to the exclusion of small businesses from the market for modern design products include: the imposition of minimum order requirements that often exceed such buyers’ requirements; limited physical presence of product sellers in smaller markets; and lack of interest from product distributors to sell to smaller buyers, among others. According to the U.S. Census Bureau, small businesses, defined as employers with less than 100 employees, comprised 98.2% of all employers in 2001. We believe this large segment of the commercial market has traditionally been underserved and will continue to be particularly receptive to our product offerings.

We believe our business model makes design-oriented products available for convenient purchase to a broad array of residential and commercial consumers and provides enhanced consumer education and product information to our customers, helping us further expand and penetrate the market for modern design products.

Business Strengths

We believe our business strategy and strengths position us to be a leading provider of modern design furnishings in the United States. We believe that our business model is differentiated in several key respects from those of traditional retailers and serves as a competitive strength. We intend to increase market penetration through our strong brand authority, multiple and integrated sales channels, distinctive merchandising, strategic designer and manufacturer relationships, superior customer service and the efforts of our experienced management team.

Strong Brand Authority

Since our founding, an integral part of our strategy has been to build the Design Within Reach brand both within the design community and among residential and commercial consumers. To build our brand, we have cultivated relationships with leading designers, highlighted designers and classic design products throughout our sales channels, and carefully sourced products that embody the principles of enduring design, performance and authenticity. Our publications have broad consumer reach. We mail on average over 800,000 catalogs each month and more than 260,000 people receive our weekly electronic newsletter, “Design Notes.” We have also sponsored design conferences and other design education activities, such as studio events and design contests, which further increase public awareness of our brand. Through these activities, we believe that the Design Within Reach brand provides our products with authenticity among our customers and has become associated with design excellence both in the design community and with residential and commercial consumers with an interest in modern design.

Multiple, Integrated Sales Channels

We market and sell our products to both residential and commercial customers through four integrated sales channels, consisting of our catalog, studios, website and direct sales force. We believe our multi-channel strategy enhances our ability to access and serve our customers while improving operational efficiency.

This strategy allows us to better serve customers who may prefer shopping for products in different formats, facilitates rapid and direct feedback as to customer needs and satisfaction, and provides broader exposure and reinforcement of the Design Within Reach brand. Customer service is further enhanced by providing superior convenience, by cost effectively communicating educational information about our products and design in general and by permitting customers to view our complete product selection. Since April 2003, approximately 67% of online buyers had previously been mailed a catalog but chose to purchase at www.dwr.com, sometimes after visiting a studio or speaking with a customer service representative over the phone. Our studios enable us to provide the touch and feel of our merchandise to customers and provide a local presence for enhancing market penetration. Our website serves as an information source for both our studio and catalog customers, as well as for our own business development executives. We maintain consistent pricing across all of our sales channels for all of our customers.

Our strategy also improves operational efficiency through the utilization of a common inventory and centralized information systems. Operating from a common inventory allows us to maintain a high proportion of our products in stock at all times and facilitates more efficient inventory turns. In fiscal year 2003, we had an initial fulfillment rate, meaning the product was in stock and ready to ship at the time of order, of approximately 87%, and we achieved 4.3 turns of our inventory (defined as annual product cost of goods sold divided by average product inventory over the preceding thirteen months). In addition, our integrated channel strategy and common inventory enable us to centralize our management information systems, providing a highly scalable platform capable of supporting additional growth. A centralized system also permits us to utilize experience and information from each channel to benefit the others. For example, we deploy customer data from our catalog and online channels to identify promising markets and to increase the effectiveness of our studio site selection process.

Distinctive Merchandising

We seek to be a leader in identifying and selling products that are innovative and not widely available from other retailers. In fiscal year 2003, 26.0% of our net sales were derived from products for which we believe we were the sole supplier in the United States. While we do not have exclusivity agreements with our manufacturers, we believe we are the sole supplier of many products we carry, based on manufacturers’ oral representations that they are only manufacturing certain products for us and our not being aware of such products being sold by other retailers.

We take a selective approach to product sourcing, and new products must meet our stringent standards for design, quality and authenticity before they are selected for inclusion in our product assortment. We ensure that the price, look and feel of our products is consistent across all sales channels, creating a sense of harmony for our customers. A crucial element of our merchandising is the belief that each well-designed product should be presented as a stand-alone item, rather than as part of a prepackaged set. Therefore, we present and describe our products in a clear, concise and specific manner, including by providing line drawings for each product with its measurements. We complement our merchandise mix with authoritative educational content regarding the designers of our products and other design topics. We believe that our merchandising approach delivers large average order values, along with attractive gross margins and returns on capital.

Strategic Designer, Manufacturer and Distributor Relationships

We purchase merchandise from select designers, manufacturers and distributors in Europe and North America that meet our stringent requirements for design, quality, packaging, and consistency of production and flow. We currently source products from over 200 vendors, many of which are small, family-owned businesses. Although we do not have any formal written agreements with designers, manufacturers and distributors, we believe that we have developed strong, albeit not formal, business relationships with such entities. These relationships have developed over time principally because these designers, manufacturers and distributors have prospered along with our growth, which has fostered loyalty towards us by these entities. For example, we purchase products from our vendors frequently and in large volumes, and in many cases we are a vendor’s largest customer. As a result, we are able to develop long-lasting relationships with most of our vendors and often become the de facto sole provider of their products in the United States. In addition, we seek to strengthen our relationships with designers by highlighting the design community in our publications and on our website, as well as through our educational efforts across all sales channels. Our credibility and reputation with residential and commercial consumers for high quality, innovative modern design products is further enhanced by our relationships with larger, more prominent vendors from around the world, such as Herman Miller, Inc., Vitra Inc. and Kartell US Inc. Developing and maintaining our relationships with these designers and manufacturers is a critical component of our strategy.

Superior Customer Service

Since inception, we have focused on providing what we believe to be superior customer service in each of our sales channels. Our policy of having products “in stock and ready to ship” is a departure from the approach taken by many other modern design furnishings retailers, which we believe typically requires customers to wait weeks or months to receive their products. In fiscal year 2003, we had an initial fulfillment rate, meaning the product was in stock and ready to ship at the time of order, of approximately 87%, and we shipped substantially all in stock product by the next business day after receiving the order. With the opening of our new fulfillment center in Hebron, Kentucky, approximately 70% of the U.S. population is located within a two-day drive time for delivery, which should further enhance our level of customer service. Other key elements of our customer service include: well-designed and attractive catalogs; knowledgeable sales personnel; our easy-to-use website for around-the-clock purchases; a liberal product return policy; extensive product information; and insightful design-oriented commentary. Our sales personnel work in a coordinated fashion across all of our sales channels with the goal of providing a satisfying and educational experience to all customers. We typically hire our sales personnel from the design community, and we believe that their passion and knowledge enables them to interact effectively with design professionals and residential and commercial consumers in all channels. The turnover rate among our sales personnel has historically been low, which we believe results from our sales personnel seeing their position with us as a career opportunity.

Experienced Management Team

We were founded in 1998 by Robert Forbes, Jr., who continues to be our leading influence in modern design and our principal contact with the design community. Since May 2000, our senior management team has been led by our Chief Executive Officer Wayne Badovinus. Mr. Badovinus was formerly the President of Williams-Sonoma, Inc. and Chief Executive Officer of Eddie Bauer, Inc. Mr. Badovinus has assembled what we believe to be a first-class management team, who have on average approximately 20 years of experience with leading companies in the retail and consumer products industries. We believe that our team has successfully managed the business as evidenced by a demonstrated track record of profitable growth. We intend to continue to leverage our management team’s experience and acumen to execute our strategy effectively.

Growth Strategy

Our goal is to strengthen our position as a leading provider of modern design furnishings and accessories. We believe that as a truly integrated multi-channel business, we must measure ourselves by total market penetration, or sales across all of our channels. Accordingly, we focus on increasing the overall penetration of our target markets, rather than on increasing sales in a particular channel. This helps us avoid conflicts among channels, which often occurs in traditional retail models. We select our target markets based upon population statistics and our current sales in those markets. We intend to increase our market penetration nationwide and within selected markets by opening additional studios, expanding and refining our product offerings, increasing marketing within and across our sales channels and expanding market awareness and appreciation for design products.

Open Additional Studios

Our studios have become an integral part of our multi-channel strategy by providing customers with the ability to touch and feel our products and by bringing our philosophy and products to life. We believe that our studio concept has broad appeal, offers attractive financial returns and can be implemented successfully in many additional markets across the United States. We opened our first studio in November 2000 and have expanded from one studio at the end of 2001 to 16 studios at the end of 2003. We intend to expand our studio presence by opening 13 to 16 new studios in each of 2004 and 2005, in both new and existing markets. As of May 31, 2004, we had opened nine of these new studios and had signed leases for four additional studios. We generally seek to occupy street-front locations in moderate rent areas, which allows us to become visible and integrated in a neighborhood while obtaining attractive rental payments. We believe our studios have compelling unit-level economics. In fiscal year 2003, studios open the entire fiscal year had an average annual sales volume of $2.0 million and an average annual studio operating margin of 22.9%. These studios had an average 12-month payback on an average initial investment of approximately $415,000, including net buildout and pre-opening expenses and the cost of product floor samples. We intend to use the additional studios to gain market share and to secure a strong competitive position in each market where our studios are located, with support from our other sales channels.

Expand and Edit Product Offerings

We believe there are substantial opportunities in the near-term to utilize our brand attributes of enduring design, quality and authenticity to expand our product offerings within existing categories and enter into new, complementary categories. We regularly evaluate and edit our merchandise assortment based upon product performance, compatibility and margin. In recent years, we introduced several new product categories, such as bedroom furnishings and mattresses, bathroom fixtures and accessories, floor coverings and lighting. Products introduced since January 1, 2002 accounted for 49.4% of our net sales for fiscal year 2003. Bedroom furnishings, which we introduced in September 2001, is currently our fastest growing product segment, and we are currently considering the launch of children’s furniture products. We also intend to focus on and expand the number of product offerings for which we believe we are the sole supplier in the United States. We believe that any product that meets our standards for design attributes and quality is a candidate to be added to our product assortment, and in the future we may seek out opportunities to market products beyond residential and commercial furnishings and accessories.

Increase Marketing Within and Across Our Sales Channels

We believe that opportunities exist to expand net sales with marketing initiatives focused within and across each of our sales channels. We recently expanded the number of catalogs in circulation by introducing new, targeted catalogs that vary in size, merchandise selection and frequency of delivery. For example, we recently began to mail smaller catalogs containing our most popular products to prospective customers in markets where we have studios and in other select markets. We anticipate that this will enable us to more cost-effectively reach new customers, improve our response rates and order sizes and lower our per customer acquisition costs across all of our sales channels. We believe that we can enhance marketing efficiency by promoting our studio locations and openings in our catalogs and on our website and by utilizing customer data obtained from our catalog and online channels to target future studio openings. Our studios contain computers for online access to www.dwr.com, and we encourage in-studio sales personnel to promote online usage and to distribute our catalogs. To enhance online sales, we intend to develop additional website functionality and to implement additional third-party marketing agreements, such as our existing agreements with selected search engines. We also intend to add new business development executives who, working in conjunction with our studio proprietors, will target new commercial customers and work to expand sales to existing commercial customers.

Expand Market Awareness and Appreciation for Design Products

We intend to expand our addressable market by continuing to use each of our sales channels to promote innovative design products and to educate consumers on the principles of modern design. We seek to educate consumers through our weekly electronic newsletter, catalogs and other special publications, such as our republication of the classic design book How to See, by George Nelson, and through periodic design seminars, conferences, studio events and design contests. For example, we recently conducted an online contest asking customers to create chairs made from the corks and wire cages of champagne bottles. We received over 350 entries and, following the contest, we conducted traveling exhibitions of over 100 of the leading entries for display in our studios. We often host events featuring industry speakers and promote studios by hosting in-studio activities such as wine tastings for consumers and neighboring galleries. We believe that these activities enhance consumers’ appreciation of modern design and expand the market for our products.

Product Merchandising

Our merchandising strategy is to offer well-designed products that are versatile and can be comfortably integrated with other furnishings. As such, we are selective in the products we offer and present our products as stand-alone items, rather than as part of a prepackaged set. The principles that guide our merchandising decisions are authorship, attention to detail, simplicity, quality of materials and authenticity. Our product offering includes a refined assortment of chairs and tables, workspace and outdoor furniture, lighting, floor coverings, bedroom furnishings and related accessories, bathroom fixtures, fans and other home and office accessories.

We manage our merchandise offering utilizing five general product designations:

•	Design Icons. These are products recognized throughout the design community and by knowledgeable residential and commercial consumers as legitimate examples of historically significant designs. Offering design icons for sale is a crucial element of our merchandising strategy since they carry their own design authority, which we use to build our Design Within Reach brand. We anticipate that design icons will continue to be an important part of our product assortment and will continue to represent a substantial portion of our net sales going forward. Examples of design icons that we offer include:

Noguchi Table – Designed in 1944 by Isamu Noguchi for Herman Miller, Inc., this is a practical glass-top table for commercial or residential use in which two simple, smoothly shaped solid wood pieces interlock to form a tripod that supports a three-quarter inch slab of transparent glass.

Arco Floor Lamp – Designed in 1962 by Achille Castiglioni and Pier Giacomo Castiglioni, this is a classic modern lighting design characterized by the dramatic arc of its stainless steel stem and the counterpoint provided by the substantial Carrara marble base. The lamp is designed to provide overhead lighting without ceiling suspension, and its light intensity makes it useful for reading, working or dining.

•	Design Exclusives. These are products for which we believe we are the sole supplier in the United States. Design exclusives utilize the strength of the Design Within Reach brand to supplement their appeal to customers. Going forward we intend to focus on and expand the number of design exclusives that we market. We believe that we are developing the brand authority and marketing strength to introduce design exclusives, which may become recognized in the future as design icons. Examples of design exclusives that we offer include:

Globus Chair – Designed in 1993 by Jesus Gasca, this is a sophisticated and practical dining chair designed for both commercial and residential use. The chair has a stainless steel frame and wood lacquer back and stacks up to five chairs high.

Sussex Credenza – Designed in 2000 by Terence Woodgate and inspired by the shingled, angled roof of a Sussex cottage, this credenza features four louvered doors with dominant horizontal lines that mimic the credenza’s rectangular shape, oak veneer applied to all sides, compartments with adjustable shelves and a steel base that lends further aesthetic appeal and acts as a stable foundation.

•	Design Solutions. These are products that we believe provide superior results in solving customer problems in functionality, aesthetic appeal and, in many cases, economy. We believe that the Design Within Reach brand further strengthens the appeal of these products as intelligent answers for residential and commercial customers’ furniture needs. We believe that commercial customers find many of these products particularly attractive because of their problem-solving attributes. Products designated as design solutions generally remain in our merchandise assortment until another product offering a better solution becomes available. Examples of design solutions that we offer include:

Coco Armchair – Designed in 2001 by Fratelli Tominaga, this is a lightweight and sturdy dining chair that is built for easy maneuvering. The chair is constructed from durable beechwood and features a continuous barrel backrest which doubles as an armrest and can be hung on a tabletop or stacked to open floor space for cleaning or storage. The chair’s seat is subtly contoured for comfort and a single piece of wood acts as the back leg and forms a portion of the backrest for maximum strength.

Sliding Sofa – Designed in 2000 by Pietro Arosio for Tacchini, this is a sofa with clean lines and modern proportions that easily transforms into a two-person bed by sliding the base of the sofa out from the backrest. Its seat cushions and backrest provide the platform for both sitting and sleeping, and it also comes with two large feather-filled pillows. The upholstery is fully removable for cleaning, and the aluminum frame is fitted with two casters for easy mobility.

•	Performance Design. These are products designed to serve distinctive functional roles in the application for which they are used. They tend to have a predictable demand curve and, unlike design icons, may cycle out of our assortment as customer interest diminishes. Products designated as performance design typically represent a significant percentage of the new products offered in our catalogs. Based upon consumer response or product sales performance, these products may evolve into other of our product designations, such as design solutions. Examples of products designated as performance design that we offer include:

Cubitec Shelving – Designed in 1998 by Doron Lachish, this is a modular shelving system consisting of lightweight polypropylene panels, which may be easily assembled into multiple configurations of cubes. Each kit contains eighteen panels to create six cubes, which can be attached vertically or horizontally. The shelving comes in a variety of colors and can be used in a wide-range of residential and commercial environments.

Kyoto Chair – A clean-looking chair constructed with beechwood, with an unusual broad back. The Kyoto Chair is so named because it is a popular café chair in Japan.

•	Design Accessories. These are products that supplement our larger assortment and enhance the utility of larger products. We have found design accessories to be important in increasing customer response rates and broadening our customer base. Design accessories also present opportunities for us to introduce new design products, which may evolve into significant separate product lines. Examples of design accessories that we offer include:

Nelson Ball Clock – Designed in the 1950’s by George Nelson, this is a thirteen-inch diameter circular clock, the circumference of which is comprised of twelve small balls each connected by a rod to the clock’s center.

PH5 Pendant Lamp – Designed in the 1950’s by Poul Henningsen, this is a hanging ceiling lamp that has been widely used in Europe for decades. The lamp’s shade is comprised of layers of varying sizes and shapes that direct light both horizontally and vertically. The lamp is compact enough to allow multiple lamps to be hung in the same setting and can be used in both residential and commercial applications.

We believe there are many product lines that can be developed in addition to residential and commercial furnishings and accessories, and we are constantly looking for ways to further leverage our brand recognition for design and quality. Our merchant and inventory planning teams meet weekly to review selling rates and make decisions regarding our merchandise assortment based on product performance. We manage over 725 active products and regularly review the bottom third of our assortment and discontinue unproductive items. This process allows us to introduce new items each year while maintaining our focus on product management and inventory turnover. For example, in fiscal year 2003, our top 25 products represented 35.9% of our net sales. We introduced 13 of these top 25 products since the beginning of 2002. When we discontinue an item, the remaining inventory of that item is offered as a clearance item through our website.

Sales Channels

We established our business strategy on the premise that multiple, integrated sales channels improve customer convenience, reinforce brand awareness, enhance customer knowledge of our products, and produce operational benefits that ultimately improve market penetration and returns on capital. The objective of each of our sales channels is to maximize total market penetration.

Catalog

Our full-color catalog is mailed every month and serves as our primary brand building and marketing tool. By mailing our catalogs in large quantities in selected markets, we are able to reach a substantial audience, reduce the need for large expenditures on traditional advertising and marketing and generate additional sales across all of our channels. In fiscal year 2003, we mailed over 9.7 million catalogs to existing and prospective customers. In fiscal year 2003, phone sales totaled $25.5 million, representing a 6.2% increase from the prior year.

Our catalog reflects the values of the modern design community, with clean and simple graphic layouts and low-density and easily-readable typeface. Copy is simple, direct and informative. Line drawings and measurements complete the straightforward presentation of each product. The catalog also addresses product functionality, such as the ability to stack chairs, the durability of fabrics and ergonomic features. Additionally, our catalogs provide historical information about our products, many of which have rich design legacies, and generally feature the designers pictured with their products. This approach signals to the customer our respect for the design community, and we believe that it has been one of the most appreciated aspects of our catalog.

Our catalog generally ranges from between 80 and 100 pages and contains between 350 and 400 products. Catalog circulation is focused on:

•	current buyers;

•	interior designers and architects;

•	other professionals whose work involves design, such as graphic artists;

•	subscribers to design-focused magazines; and

•	purchasers of products from related consumer catalogs.

Recently, we introduced smaller catalogs as part of our circulation strategy. These smaller catalogs contain our most popular products and are mailed to prospective customers in markets where we have studios and in other select markets. We anticipate that this will enable us to more cost-effectively reach new customers, improve our response rates and order sizes and lower our per customer acquisition costs across all of our sales channels. These smaller catalogs will generally range from between 50 and 60 pages and contain between 200 and 240 products.

Studios

The role of our studios is to bring modern design to customers’ neighborhoods and allow them to experience our products first hand. In fiscal year 2003, studio sales totaled $24.6 million, representing a 421.9% increase from the prior year. We opened our first studio in San Francisco in November 2000 and operated a total of 16 studios as of the end of 2003. Like our catalog and website, our studios are designed to reinforce our multi-channel strategy. For example, in the second half of fiscal year 2003, approximately 48% of buyers in our studios had been mailed a catalog prior to making a purchase.

The design of our studios is understated and reflects the clean, simple aesthetics established by the catalog. This allows us to highlight the design elements of our merchandise. Studio sizes range from approximately 1,900 to 11,000 square feet. We are targeting our future studios to be approximately 3,300 square feet on average. Most studios are located in buildings with architectural elements such as brick walls, hardwood floors, high ceilings or exposed beams, which we believe provide the appropriate atmosphere for our products. Since studios are often located in architecturally distinctive buildings, sometimes not originally intended for retail use, our floor plans may vary. However, all of our studios feature designer-oriented graphics and include our “chair-wall,” which showcases a variety of the chairs we offer on clean white display risers. Each studio’s selection of tables, lounges, lighting, shelving and other items are displayed throughout the remainder of the studio. Signage is understated but informative and is meant to reflect our design community approach. Since our studios only contain product samples and do not stock inventory for purchase, we are able to devote substantially all of our studio space to showcasing and selling products while also reducing product shrinkage, in-studio costs and the number of studio personnel. Customers are encouraged to touch the products and treat the studio as their own design hub, allowing them to learn about our products in a friendly and informal atmosphere. Computers with direct connections to www.dwr.com are available in our studios, and salespeople are trained to take customers to our website and instruct them in its use.

The following table provides information about our existing studios as of May 31, 2004.

Market / Location	Date Opened	Square Footage
New York
New York—Soho	March 29, 2003	3,500
New York—Chelsea	May 22, 2003	3,500
New York—Brooklyn Heights	November 1, 2003	6,120
New York—Upper East Side	May 6, 2004	7,600
Los Angeles Area
Santa Monica, California	August 16, 2002	2,735
Beverly Hills, California	November 5, 2002	4,500
Newport Beach, California	November 10, 2002	4,396
Pasadena, California	January 29, 2003	5,750
Chicago
Chicago—North Kingsbury Avenue	February 21, 2004	7,700
Chicago—East Ohio Street	May 20, 2004	6,000
Washington D.C.
Washington D.C., Washington D.C.	May 20, 2004	2,000
Bethesda, Maryland	May 19, 2004	2,000
San Francisco Bay Area
San Francisco—Jackson Street	November 15, 2000	2,000
Palo Alto, California	March 13, 2002	2,920
Oakland, California	July 1, 2002	2,300
Berkeley, California	November 1, 2003	3,941
San Francisco—Fillmore Street	April 25, 2004	2,000
San Jose, California	May 5, 2004	3,620
Boston
Cambridge, Massachusetts	September 5, 2003	2,521
Dallas
Dallas, Texas	February 8, 2003	6,080
Houston
Houston, Texas	May 25, 2004	4,100
Miami / Fort Lauderdale
South Beach, Florida	May 17, 2003	5,315
Coral Gables, Florida	March 27, 2004	1,900
Portland
Portland, Oregon	December 7, 2002	11,037
West Palm Beach
West Palm Beach, Florida	July 1, 2003	6,619

We generally staff our studios with one manager, whom we refer to as a proprietor, and two to three sales associates. We select proprietors from the design community who bring a passion for, and knowledge base about, design. The studio proprietors are responsible for creating traffic in the studios through in-house design events, hiring and training sales associates, and ultimately leading the sales effort for their studio. Because our studios contain only product samples and do not stock inventory for purchase, we are able to staff our studios leanly and our studio personnel are able to focus on delivering a superior level of service and information to our customers. Both studio proprietors and sales associates work on an incentive-based compensation structure that includes salary, commission and bonus. We believe that our studio employees have the opportunity to earn higher compensation than traditional home furnishings retail employees.

Target markets for studio openings are identified based partly on household population statistics, but also on supporting sales data collected from our other channels. Studios are located typically in moderate rent areas and usually occupy street-front space. In fiscal year 2003, studios open the entire fiscal year had an average annual sales volume of $2.0 million and an average annual studio operating margin of 22.9%. Our average initial investment per studio opened in fiscal year 2003 was approximately $500,000, including net build-out and pre-opening expenses and the cost of product floor samples.

Website

We created our website, www.dwr.com, to be a readily available resource for modern design furnishings and to support sales and customer service activities 24 hours a day. In fiscal year 2003, our online sales totaled $18.7 million, representing a 2.6% increase from the prior year. Our website is designed to be consistent with our catalog, with clean and simple layouts. We believe that other features such as zoom, product color changes, and downloadable product specifications, increase functionality and differentiate our website from those of our competitors.

Online sales are an essential component of our multi-channel strategy. Since April 2003, approximately 67% of online buyers had previously been mailed a catalog but chose to purchase at www.dwr.com, often after visiting a studio or speaking with a customer service representative over the phone. In addition to driving traffic to our website through our other sales channels, we have entered into marketing agreements with selected search engines that provide us with key word rights in order to increase the number of visits to our website.

One additional feature that has developed into a central part of our strategy is a weekly outgoing e-mail called “Design Notes.” This newsletter currently has a circulation of more than 260,000 and covers a wide range of design topics. The newsletter provides information about our products and also features general industry discussions on topics such as urban design, automobile design, mass transit systems and profiles of specific designers. With an average opt-out rate, meaning the number of requests from newsletter recipients that we discontinue sending them our newsletter as a percentage of total newsletters sent out, of 0.2% in fiscal year 2003, the newsletter is an important tool allowing us to make valuable contacts with design enthusiasts and potential customers. We have also used our website and “Design Notes” as testing grounds for new products, as they have proven to be effective media for receiving prompt customer feedback.

Business Development Executives

The role of our business development executives is to market and sell our products to commercial buyers, including restaurants, museums, universities, real estate developers and retailers, among others. Although our business development executives are responsible for establishing and maintaining relationships with our commercial customers, a substantial portion of our commercial sales are transacted in our other channels. In fiscal year 2003, net sales generated by our business development executives were $3.6 million, representing a 28.6% increase from the prior year. Business development executives generate average order values substantially higher than those in our other channels. In fiscal year 2003, the average order value generated by business development executives was approximately $2,591. Commercial sales through our business development executives tend to be for individual office spaces and to local or regional retailers. We currently do not focus our commercial business on larger, corporate wide furnishing programs.

Like our studio proprietors, our business development executives are hired from the design community and have a similar passion for, and knowledge of, design and our products. Business development executives generally work out of the studios and work closely with the studio proprietors. This cooperation is crucial to the success of both channels. While this channel is in the early development stage, we believe that the opportunity to add business development executives and increase our commercial business is substantial, and we expect to focus on this opportunity in our largest strategic markets over the next few years.

Product Sourcing

We continually seek to identify and introduce new products that meet our stringent design and quality standards. We provide designers and manufacturers with a forum through which they can significantly enhance the exposure and distribution of their products. We cultivate vendor relationships and host a biennial conference where we communicate openly with our vendor base regarding our expansion strategy and product requirements.

We employ a specialized merchandising team that actively participates with manufacturers and designers in the design process for many new products. Our founder and our merchandising team travel regularly to European and domestic markets visiting trade shows, designers and manufacturers in search of innovative new product offerings. Once a product has been approved for inclusion in our product assortment, we negotiate with the product’s vendor to secure product supply. In an effort to ensure consistent product flow from our manufacturers, our inventory planning team supplies select vendors with a six-month rolling forecast of projected purchases.

When determining which products to introduce, we estimate the potential sales, gross margin and returns on capital. We also assess whether a product has the potential to be available through mass merchant channels, which would dilute the uniqueness of the product. In fiscal year 2003, approximately 26.0% of our net sales were derived from products for which we believe we were the sole supplier in the United States. Going forward, we will seek to increase this percentage.

We depend on select designers, manufacturers and distributors to develop and manufacture products for us. We do not have any contractual relationships with these suppliers. However, we represent the largest share of business for many of them. We currently conduct business with over 200 designers, manufacturers and distributors, of which approximately 59% are located outside the United States. In fiscal year 2003, our largest vendor, Herman Miller, Inc., supplied us with products representing 10.4% of our net sales, and products supplied by our five largest vendors represented approximately 31.8% of net sales.

Customer Service

We are committed to providing our customers with courteous, knowledgeable and prompt service across all our channels. Our customer service center is located at our corporate headquarters and is open from 9:00 a.m. to 9:00 p.m. Eastern time, Monday through Friday, and 9:00 a.m. to 6:00 p.m. Eastern time on Saturday. During the second quarter of 2004, we expect to open an additional customer service center at our fulfillment center, which will extend our customer service hours of operation to include 6:00 a.m. to 9:00 a.m. Eastern time, Monday through Saturday. Our current customer service center is staffed with DWR representatives who are passionate about design and knowledgeable about our products. Our customer service representatives handled, on average, approximately 18,750 customer contacts each month in fiscal year 2003. Our representatives provide personal attention to customers who call toll free or send e-mails to request a catalog subscription, place an order or inquire about a product. Our customer service group also is responsible for resolving customer complaints. We seek to provide a superior customer experience. Therefore, if a customer is not satisfied with one of our products, he or she can return it for repair, replacement or refund.

We seek to hire and retain qualified sales and customer service representatives in both our customer service center and studio operations. As of May 31, 2004, over half of our studio personnel either had a degree in design or prior work experience as a design professional. Each new studio proprietor undergoes a thorough training program during which he or she is trained in all aspects of our business. Studio sales personnel are trained extensively prior to a new studio opening. This training focuses primarily on giving them a working knowledge of our products, augmenting their knowledge regarding featured designers and ensuring that they understand our high customer service standards. We have also developed ongoing programs conducted at each studio that are designed to keep each salesperson up-to-date on each new product offered.

During January 2004, we launched a private label credit card program, which is administered by World Financial Network National Bank. We bear no credit risk in connection with this program. As of May 26, 2004, approximately 1,094 cards had been issued, and we have experienced an average order value of $1,757 per card transaction.

Fulfillment

In January 2004, we moved our fulfillment operations from Union City, California to Hebron, Kentucky. All product orders from each of our sales channels are fulfilled from this facility, except in limited cases where the product is shipped directly to the customer from the manufacturer. The new facility, at approximately 217,000 square feet, is nearly 100,000 square feet larger than our previous Union City facility. We have a right of first refusal on an adjacent 100,000 square feet in the new facility, and we expect this facility to support our distribution capacity needs for at least the next four years. Additionally, this facility should enhance our level of customer service and order fulfillment, as approximately 70% of the U.S. population is now within a two day drive time for delivery. Shipment of products from our fulfillment center to our customers are through third-party carriers. Our goal is to ship the majority of customer orders within 24 to 48 hours after the order is received. In fiscal year 2003, we had an initial fulfillment rate, meaning the product was in stock and ready to ship at the time of order, of approximately 87%, and we shipped substantially all in stock product by the next business day after receiving the order.

Information Technology and Systems

We have invested significant resources to create a fast, reliable and secure network that facilitates companywide access to our operational systems and information. These systems, including our supply chain, order processing, distribution, financial and communication systems are located in our headquarters or warehouse data centers. Sales associates in all channels have high-speed access to real-time inventory data and customer order status 24 hours a day, seven days a week through their computers and the DWR order-entry system, eliminating the requirement for a point-of-sale system.

We have designed our customer, order and merchandise databases to collect and summarize detailed sales data at the market, studio, vendor, customer and product level. Maintaining sufficient inventory levels is crucial to our business, and real-time sales and inventory information is available to our merchandising staff and senior management for review. This allows us to focus on maximizing sales while minimizing our inventory investment. Each of our sales channels is fully integrated with the main computer system at our corporate headquarters, allowing us to transmit sales, inventory and customer data as well as receive data from headquarters on a real-time basis. This data integration enables corporate personnel to monitor current sales, inventory and merchandise information, providing the information necessary for inventory allocations and replenishment and customer database management.

Our website is located at a third-party hosting facility in Santa Clara, California. The hardware configuration includes firewalls, scalable servers, and other network enhancing features. This configuration allowed us to maintain 99.8% availability and a 1.7 second average response time over broadband during fiscal years 2002 and 2003.

Competition

The market for residential and commercial furnishings is fragmented with no single company holding a dominant market position. The market includes numerous smaller specialty retailers, as well as department stores, larger mass merchandisers and home furnishings stores, with department stores commanding a decreasing percentage of the furnishings industry compared to specialty retailers. In recent years, the industry has been characterized by consolidation, the withdrawal of certain retailers from the marketplace and a de-emphasis by traditional department stores on upscale merchandise, leaving fewer large competitors focused exclusively on this segment of the furnishings market.

We face competition from several sources, including the following:

•	Modern design companies selling solely through a catalog and online, such as Oriac Design Corp. and Topdeq Corporation;

•	Regional retailers specializing in modern design, such as Limn, The Magazine, Murray Moss and Slater/Marinoff & Co.;

•	National or multinational retailers such as Crate & Barrel (a company owned by Euromarket Designs, Inc.), Ethan Allen Interiors, Inc., Home Decorators Collection, IKEA, Pottery Barn (a division of Williams-Sonoma, Inc.), Restoration Hardware, Inc. and Room & Board, Inc.; and

•	Manufacturers, such as Herman Miller, Inc., Kartell US Inc., Knoll, Inc., Steelcase, Inc. and Vitra Inc., selling through authorized dealerships.

Many of our competitors are larger than us and have substantially greater financial, marketing and other resources than we do. However, many smaller specialty retailers may lack the financial resources, infrastructure and national brand identity necessary to compete effectively with us.

The U.S. retail industry, along with the catalog and online commerce sectors are highly competitive, dynamic in nature and have undergone significant change over the past several years. Our ability to anticipate and respond successfully to these changes is critical to our long-term growth. If we are unable to maintain or increase our market share or compete effectively in the furnishings market, our business, financial condition and operating results would be adversely affected.

We believe that the ability to compete successfully is determined by a variety of factors, including quality of product selection, effective product presentation, customer service and pricing. We believe that we compete favorably on the basis of these factors.

Intellectual Property

We believe that our trademarks, including our registered trademark, “Design Within Reach,” and the brand name recognition that we have developed are of significant value. We strive to preserve the quality of our brand name and protect all of our intellectual property rights, which include the copyrights in our catalogs, rights to our domain name, www.dwr.com, databases and information management systems, and licenses for software for our desktop computers, to ensure that the value of our proprietary rights is maintained. We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights. These include trademark, copyright and trade secret laws and confidentiality, invention assignment and nondisclosure agreements with our employees, contractors and suppliers.

Properties

We currently lease an approximately 59,000 square foot facility in downtown San Francisco, California for our corporate headquarters. The lease for our corporate headquarters expires on March 10, 2010. We believe that this facility will provide us with adequate space for growth for at least the next five years.

We lease approximately 217,000 square feet of warehouse space in Hebron, Kentucky for use as our warehouse and fulfillment center. We have a right of first refusal on an adjacent 100,000 square feet, and we expect this facility to support our distribution capacity needs for at least the next four years. The lease expires on November 30, 2008.

As of May 31, 2004, we leased approximately 111,000 gross square feet for our 25 studios that are currently open and an aggregate of approximately 17,000 square feet for four planned studios for which we have signed leases. For a listing of our studios, see “—Sales Channels—Studios.” Most of the studio leases have lease terms ranging from two to twelve years and provide for a minimum rent plus a percentage rent based upon sales after certain minimum thresholds are achieved. These leases generally require that we pay insurance, utilities, real estate taxes and repair and maintenance expenses.

Employees

At May 31, 2004, we had 202 employees, of whom 164 were engaged in selling and administrative functions, and 38 were involved in sourcing or fulfillment functions. We have never experienced a work stoppage, and none of our employees is represented by a labor union. We believe that our relations with our employees are good.

Legal Proceedings

From time to time, we may be involved in legal proceedings and litigation incidental to the normal conduct of our business. We are not currently involved in any material legal proceedings or litigation.

Management

Executive Officers, Senior Management and Directors

The following table sets forth information with respect to our executive officers, senior management and directors as of May 31, 2004:

Name	Age	Position

Wayne Badovinus	60	President, Chief Executive Officer and Director

Robert Forbes, Jr.	53	Founder and Director

David Barnard	44	Chief Financial Officer and Secretary

John Ball	58	Vice President – Merchandising

Vincent Barriero	55	Chief Information Officer

Laura Sites-Reynolds	44	Vice President – Inventory Management

Carmela Krantz	42	Vice President – Human Resources

Ray Brunner	56	Vice President – Studios

Wanda Gierhart	40	Chief Marketing Officer

John Hansen	44	Chairman of the Board

Hilary Billings (1)(2)	40	Director

Edward Friedrichs (1)(2)	60	Director

Terry Lee (3)	55	Director

William McDonagh (3)	48	Director

Lawrence Wilkinson (2)(3)	54	Director

(1)	Member of compensation committee.
(2)	Member of nominating and corporate governance committee.
(3)	Member of audit committee.

Wayne Badovinus.    Mr. Badovinus has served as our president and chief executive officer since May 2000 and as a member of our board of directors since November 1998. Mr. Badovinus has also served as a senior operating partner for JH Partners, LLC, a San Francisco-based private equity firm since April 2004. From September 1998 to May 2000, Mr. Badovinus served on the faculty of Green Mountain College. Mr. Badovinus is currently a member of the board of directors of NapaStyle, Inc., a multi-channel retailer of food and lifestyle products. Mr. Badovinus holds a B.A. from the University of Washington.

Robert Forbes, Jr.    Mr. Forbes is our founder and has served as a member of our board of directors since November 1998. From July 1999 to May 2000, Mr. Forbes served as our chief executive officer. From November 1995 to January 1998, Mr. Forbes served as Vice President Business Development of Smith Hawken Ltd., a retailer of outdoor furniture, gardening tools, work wear, plants and accessories. Mr. Forbes is currently a member of the board of directors of the San Francisco Jazz Festival, a non-profit organization, and the International Design Conference at Aspen, a non-profit organization. Mr. Forbes holds a B.A. in Aesthetic Studies from the University of California Santa Cruz, an M.F.A. in Design from the State University of New York and an M.B.A. from Stanford University.

David Barnard.    Mr. Barnard has served as our secretary and chief financial officer since September 1999. From February 1999 to July 1999, Mr. Barnard served as chief financial officer of Tavolo, Inc., an Internet retailer of cooking and gourmet food items. From August 1997 to January 1999, Mr. Barnard served as chief financial officer of Reel.com, Inc., an Internet retailer of videos and DVDs. Mr. Barnard is currently a member of the board of directors of Pinnacle Rock Associates, a privately held company dedicated to improving business processes and implementing information systems. Mr. Barnard holds a B.A. in accountancy from Miami University.

John Ball.    Mr. Ball has served as our vice president of merchandising since June 2001. From October 1997 to December 2000, Mr. Ball served as senior vice president of merchandising and marketing of Leslie’s Poolmart, Inc., a retailer of pool supplies. Mr. Ball holds a B.A. in finance from the University of North Texas.

Vincent Barriero.    Mr. Barriero has served as our chief information officer since July 2000. From May 1999 to May 2000, Mr. Barriero served as chief information officer of Tavolo, Inc., an Internet retailer of cooking and gourmet food items. From August 1997 through April 1999, Mr. Barriero served as vice president of information systems of Kendall-Jackson Wine Estates Ltd., a producer of premium wines. Mr. Barriero holds a B.A. from St. Mary’s College and an M.B.A. from Pepperdine University.

Laura Sites-Reynolds.    Ms. Sites-Reynolds has served as our vice president of inventory management since May 2000. From February 2000 to May 2000, Ms. Sites-Reynolds served as a consultant to, and from September 1998 to February 2000, as vice president of planning of, HomeChef Inc., a cooking school and retailer of kitchen supplies and equipment. Ms. Sites-Reynolds holds a B.S. in marketing from San Jose State University.

Carmela Krantz.    Ms. Krantz has served as our vice president of human resources since April 2002. From September 2000 through January 2002, Ms. Krantz served as vice president of human resources/administration for Reactivity, Inc., a software start-up company. From April 2000 through August 2000, Ms. Krantz served as vice president of human resources for Linuxcare, Inc., a company that provides system management products. From April 1998 through April 2000, Ms. Krantz served as vice president of human resources/corporate administration for Sydran Services, a restaurant franchisee. Ms. Krantz holds a B.A. in speech communication and a B.S. in political science from the University of Nevada at Reno.

Ray Brunner.    Mr. Brunner has served as our vice president of studios since April 2002. From June 1993 to April 2002, Mr. Brunner served as president of RGB & Associates, a strategic consulting company. Mr. Brunner holds a B.A. in business administration from Western Connecticut State University.

Wanda Gierhart.    Ms. Gierhart has served as our chief marketing officer since April 2004. From December 1995 to March 2004, Ms. Gierhart served in roles of increasing responsibility from director of direct marketing, director of marketing, vice president of brand and creative group to, most recently, executive vice president of brand and creative group for The Limited, Inc., a specialty retailer of women’s apparel. Ms. Gierhart holds a B.S. in business administration—finance from the University of Nebraska-Lincoln.

John Hansen.    Mr. Hansen has served as the chairman of our board of directors since November 2003 and as a member of our board of directors since November 1998. Since March 1998, Mr. Hansen has served as president of JH Partners, LLC, a private equity firm formerly known as Jesse.Hansen&Co. Mr. Hansen is currently a member of the boards of directors of Sagus International, Inc., a manufacturer and supplier of educational furnishings; NapaStyle, Inc., a multi-channel retailer of food and lifestyle products; MD Beauty, Inc., a retailer of cosmetic and skin care products; and Six Degrees Records, Ltd., an independent music label, each of which is privately held. Mr. Hansen holds an A.B. from Harvard College, an M.B.A. from Harvard Business School and a J.D. from University of California, Berkeley.

Hilary Billings.    Ms. Billings has served as a member of our board of directors since November 2003. Since April 2003, Ms. Billings has served as brand strategist of RedEnvelope, Inc., an Internet retailer of upscale gifts. From February 2000 to April 2003, Ms. Billings served as chief marketing officer and chairman of the board of RedEnvelope, Inc. From June 1999 to February 2000, Ms. Billings served as chief executive officer of RedEnvelope, Inc. From May 1999 to June 1999, Ms. Billings served as chief merchandising officer of RedEnvelope, Inc. From July 1997 to May 1999, Ms. Billings served as senior vice president of brand design for Starwood Hotels & Resorts Worldwide, Inc., a hotel and leisure company. Ms. Billings is currently a member of the boards of directors of Peet’s Coffee and Tea, Inc., a publicly held coffee and tea retailer, and Hanna Andersson, Inc., a privately held multi-channel specialty apparel company. Ms. Billings holds a B.A. from Brown University.

Edward Friedrichs.    Mr. Friedrichs has served as a member of our board of directors since July 2000. From October 2000 to September 2003, Mr. Friedrichs served as president and chief executive officer of Gensler…Architecture, Design & Planning Worldwide, a global architectural, design and strategic consulting firm. From October 1995 to October 2000, Mr. Friedrichs served as president of Gensler…Architecture, Design & Planning Worldwide. Mr. Friedrichs is currently a member of the board of overseers of the University of Pennsylvania School of Design and a member of the executive boards of the San Francisco Council and the Boy Scouts of America, a non-profit organization. Mr. Friedrichs holds a B.A. from Stanford University and an M.A. in Architecture from the University of Pennsylvania.

Terry Lee.    Mr. Lee has served as a member of our board of directors since November 2003. Mr. Lee is currently co-chairman of Bell Sports Corp., a private company that sells bicycle helmets and accessories, since April 2001; executive chairman of Bay Travelgear, Inc., a private company that sells Arctic Zone coolers and lunch kits, luggage and sport bags, since August 2001; and chief executive officer of Bell Automotive Products, Inc., a private company that sells automotive accessories, since February 2000. From January 2001 to May 2001, Mr. Lee served as chief executive officer of Bell Sports Corp. From August 2000 to January 2001, Mr. Lee served as a member of the board of directors of Bell Sports Corp. From August 1998 to August 2000, Mr. Lee served as chairman of the board of directors of Bell Sports Corp. Mr. Lee is also currently a member of the board of directors of Tailwind Sports Marketing, Inc., a company that owns the U.S. Postal Pro Bicycle Team, The Boys and Girls Club of Metropolitan Phoenix, a non profit organization, and USA Cycling, the national governing body for the sport of bicycling. Mr. Lee attended The University of Utah and Weber State College on a non-matriculated basis.

William McDonagh.    Mr. McDonagh has served as a member of our board of directors since March 2004. Mr. McDonagh is currently a partner of WaldenVC, a venture capital firm, since September 2000, and has been a management consultant since January 1999. From April 1994 to March 1998, Mr. McDonagh served as president and chief operating officer of Broderbund Software, Inc., a company that develops and markets computer software. Mr. McDonagh is currently a member of the board of directors of Carlston Family Foundation, a charitable organization supporting education and teachers in California. Mr. McDonagh holds a B.B.A. in accounting from the University of Notre Dame and an M.B.A. from Golden Gate University.

Lawrence Wilkinson.    Mr. Wilkinson has served as a member of our board of directors since May 2000. Mr. Wilkinson is currently the chairman of Heminge & Condell, a provider of corporate strategic counsel and venture design services, since November 1997, and co-founder of and counsel to Global Business Network, a strategic consulting organization, since November 1987. Mr. Wilkinson co-founded Oxygen Media, Inc. in June 1998, and served as its vice-chairman until January 2002. Mr. Wilkinson serves on the boards of Oxygen Media, Inc. and Ealing Studios, Ltd. He is a director of Public Radio International, a non-profit organization, and a member of the Board of Visitors of Davidson College. Mr. Wilkinson holds a B.A. from Davidson College, an M.B.A. from Harvard Business School and a B.Phil. from Oxford University.

Board Composition

Our board of directors currently consists of eight members. Our board of directors has determined that five of its members, Hilary Billings, Edward Friedrichs, Terry Lee, William McDonagh and Lawrence Wilkinson, are “independent directors” as defined under the rules of the Nasdaq Stock Market, Inc., or the Nasdaq Rules. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon closing of this offering, our board of directors will be divided into three classes that will serve staggered three-year terms:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2005;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2006; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2007.

Upon the closing of this offering, Class I will consist of John Hansen and Hilary Billings, Class II will consist of Robert Forbes, Jr., Edward Friedrichs and Terry Lee, and Class III will consist of Wayne Badovinus, William McDonagh and Lawrence Wilkinson. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. In addition, a resolution of the board of directors or affirmative vote of the holders of at least two-thirds of our outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

As of the closing of this offering, our board of directors will have an audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee.    The audit committee of our board of directors is responsible for reviewing and monitoring our financial statements and internal accounting procedures, recommending the selection of independent auditors by our board, evaluating the scope of the annual audit, reviewing audit results, consulting with management and our independent auditor prior to presentation of financial statements to stockholders and, as appropriate, initiating inquiries into aspects of our internal accounting controls and financial affairs. The audit committee will be comprised of William McDonagh, who will serve as chairman, Terry Lee and Lawrence Wilkinson. Each of these directors is “independent” as defined under and required by the federal securities laws, including Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 and the Nasdaq Rules. In addition, our board of directors has determined that William McDonagh qualifies as an “audit committee financial expert” under the federal securities laws.

Compensation Committee.    The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee will be comprised of Edward Friedrichs, who will serve as chairman, and Hilary Billings, each of whom is an independent director for the purposes of the federal securities laws and the Nasdaq Rules.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee of our board of directors identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, recommends corporate governance principles to the board of directors, and provides oversight in the evaluation of the board of directors and each committee. The nominating and corporate governance committee will be comprised of Lawrence Wilkinson, who will serve as chairman, Edward Friedrichs and Hilary Billings, each of whom is an independent director for the purposes of the federal securities laws and the Nasdaq Rules.

Compensation Committee Interlocks and Insider Participation

Our board of directors did not have a compensation committee during fiscal year 2003. In fiscal year 2003, the compensation of our executive officers was determined by our board of directors based on performance and market data. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Codes of Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees, in accordance with applicable federal securities laws and the Nasdaq Rules.

Director Compensation

During fiscal year 2003, we did not compensate our non-employee directors for their service on our board of directors. In January 2004, we granted each of our independent directors, Ms. Billings, Mr. Friedrichs, Mr. Lee and Mr. Wilkinson, an option to purchase 30,000 shares of our common stock under our 1999 Stock Plan. Such option grants have an exercise price equal to $4.50 and will vest in three equal annual installments commencing on the first anniversary of the date of grant. In March 2004, we granted Mr. McDonagh, upon joining our board of directors, an option to purchase 30,000 shares of our common stock under our 1999 Stock Plan. Such option grant has an exercise price equal to $7.00 and will vest in three equal installments commencing on the first anniversary of the date of the grant.

Following the closing of this offering, we will compensate non-employee directors for their service on our board of directors with an annual grant of an option to purchase 10,000 shares of our common stock under the 2004 Equity Incentive Award Plan, which will vest in full on the first anniversary of the date of grant, and we will compensate new non-employee directors for their service on our board of directors with an initial grant of an option to purchase 30,000 shares of our common stock under our 2004 Equity Incentive Award Plan, which will vest in three equal annual installments commencing on the first anniversary of the date of grant. Options granted to non-employee directors will have an exercise price equal to the fair market value of our common stock on the date of grant. We also reimburse our non-employee directors for their reasonable expenses incurred in attending board meetings. Directors who are also employees of our company do not receive any additional compensation for board service.

Executive Compensation

The following table shows compensation earned during the year ended December 27, 2003 by our Chief Executive Officer and our four most highly compensated executive officers for 2003, other than the Chief Executive Officer. We refer to these executives as the named executive officers in this prospectus. The information in the table includes salaries, bonuses, stock options granted and other miscellaneous compensation.

Summary Compensation Table

Name and Principal Position	Annual Compensation		Long-Term Compensation	All Other Compensation
			Securities Underlying Options (#)
	Salary	Bonus

Wayne Badovinus President and Chief Executive Officer	$346,500	$150,000	—	—
Robert Forbes, Jr. Founder	$204,000	$100,000	—	—
Vincent Barriero Chief Information Officer	$205,000	$74,100	2,500	—
John Ball Vice President – Merchandising	$200,000	$66,800	7,000	—
Ray Brunner Vice President – Studios	$190,000	$45,333	2,000	$8,400	(1)

(1)	Consists of temporary housing payments associated with Mr. Brunner’s relocation to Northern California upon joining us.

Option Grants in Fiscal Year 2003

The following table sets forth information regarding grants of stock options to each of the named executive officers during the fiscal year ended December 27, 2003. During the fiscal year ended December 27, 2003, we granted stock options to purchase 141,100 shares of common stock, all of which were granted to employees. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
	Number of Shares of Common Stock Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date
					5%	10%

Wayne Badovinus	—	—	—	—	—	—
Robert Forbes, Jr.	—	—	—	—	—	—
Vincent Barriero	2,500	1.77%	$2.75	5/13/2013	$37,920	$64,453
John Ball	7,000	4.96%	$2.75	5/13/2013	$106,175	$180,468
Ray Brunner	2,000	1.42%	$2.75	5/13/2013	$30,336	$51,562

(1)	Potential realizable value is based upon the assumed initial public offering price of our common stock of $11.00, which is the midpoint of the range listed on the cover of this prospectus. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC, based on the assumed initial public offering price of $11.00 per share and do not represent our estimate or projection of the future stock price.

Aggregated Option Exercises in Fiscal Year 2003 and Option Values at December 27, 2003

The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 27, 2003 by each of the named executive officers. The value realized and the value of unexercised in-the-money options at December 27, 2003, is calculated based on a value of $11.00 per share of our common stock, which is the midpoint of the range listed on the cover of this prospectus, less the per share exercise price multiplied by the number of shares issued upon exercise of the options.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End (1)			Value of Unexercised In-the-Money Options at Fiscal Year-End
			Exercisable		Unexercisable	Exercisable	Unexercisable

Wayne Badovinus	—	—	500,000	(2)	—	$5,305,000	—
Robert Forbes, Jr.	—	—	—		—	—	—
John Ball	—	—	107,000	(3)	—	$1,097,750	—
Vincent Barriero	—	—	70,500	(4)	—	$727,825	—
Ray Brunner	—	—	102,000	(5)	—	$1,056,500	—

(1)	The options set forth in the table are exercisable immediately upon the date of grant and vest in equal monthly installments over four years from the date of grant. These options may be exercised prior to the time such options are vested. All unvested shares are subject to repurchase by us at the exercise price paid for such shares.
(2)	Includes 155,205 shares underlying options that were subject to repurchase by us as of December 27, 2003.
(3)	Includes 46,603 shares underlying options that were subject to repurchase by us as of December 27, 2003.
(4)	Includes 26,945 shares underlying options that were subject to repurchase by us as of December 27, 2003.
(5)	Includes 69,205 shares underlying options that were subject to repurchase by us as of December 27, 2003.

Offer of Employment Letters

We are a party to an offer of employment letter dated February 22, 2000 with Wayne Badovinus. The letter provides that upon a change of control of us, if Mr. Badovinus is terminated or if he is not offered a new position with the acquiring company that is substantially similar to his current position as our Chief Executive Officer, fifty percent of his unvested options shall become immediately vested and exerciseable and Mr. Badovinus would be paid twelve months base salary either as a lump sum or as salary continuance. The letter also provides that if we terminate the employment of Mr. Badovinus for any reason other than for cause, fifty percent of his unvested options shall become immediately vested and exercisable and Mr. Badovinus would be paid twelve months base salary either in a lump sum or as salary continuance.

We are a party to an offer of employment letter dated February 22, 2000 with David Barnard. The agreement provides that upon a change of control of us, if Mr. Barnard is terminated or if he is not offered a new position with the acquiring company that is substantially similar to his current position as our Chief Financial Officer, twenty-five percent of his unvested options shall become immediately vested and exerciseable and Mr. Barnard would be paid twelve months base salary either in a lump sum or as salary continuance. The letter also provides that if we terminate the employment of Mr. Barnard for any reason other than for cause, twenty-five percent of his unvested stock options shall become immediately vested and exerciseable and Mr. Barnard would be paid twelve months base salary either in a lump sum or as salary continuance.

Employee Benefit Plans

1999 Stock Plan

In January 1999, we adopted our 1999 Stock Plan, which was approved by our stockholders in January 1999. The plan allows us to issue incentive and nonstatutory stock options and make restricted stock awards. Our employees, outside directors and consultants are eligible to receive awards under the plan, but only employees may receive incentive stock options. We reserved a total of 3,100,000 shares of our common stock for issuance under the plan. As of May 31, 2004, there were 79,850 shares of our common stock available for issuance under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. The board of directors or the committee administering the plan selects the participants who will receive awards and determines the terms and conditions of such awards. Our incentive and nonstatutory stock options and our restricted stock are generally subject to special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the board of directors may determine.

In the event of certain corporate transactions, such as a merger or consolidation, the plan provides for: (1) the continuation of the outstanding options by us if we are the surviving corporation; (2) the assumption of the 1999 Stock Plan and the outstanding options by the surviving corporation or its parent; (3) the substitution by the surviving corporation or its parent of options with substantially the same terms; or (4) the cancellation of the outstanding options without payment of any consideration. In the event of a change in control, the plan provides that: (a) each outstanding award will vest if the repurchase right is not assigned to the entity that employs the optionee immediately after the change in control or its parent or subsidiary; and (b) each outstanding option will become exercisable in full if such options do not remain outstanding, are not assumed by the surviving corporation or its parent and the surviving corporation or its parent does not substitute options with substantially the same terms for such options. A change in control means: (i) the consummation of our merger or consolidation with or into another entity or any other corporate reorganization, if persons who were not our stockholders immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity; or (ii) the sale, transfer or other disposition of all or substantially all of our assets.

2004 Equity Incentive Award Plan

In March 2004, our board of directors adopted our 2004 Equity Incentive Award Plan. We expect to obtain stockholder approval of this plan prior to, and we expect this plan will become effective concurrently with, the closing of this offering. The plan allows us to issue awards of incentive or nonqualified stock options, restricted stock or stock appreciation rights. Our employees, consultants and directors are eligible to receive awards under the plan, but only employees may receive incentive stock options. We have initially reserved a total of 500,000 shares of our common stock for issuance under the plan. The reserve will automatically increase on each December 31 during the term of the plan by an amount equal to the lesser of (1) 200,000 shares or (2) a lesser amount determined by the board of directors.

The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. The board of directors or the committee administering the plan selects the participants who will receive awards and determines the terms and conditions of such awards. Restricted stock is generally subject to forfeiture upon termination of the employee or consultant’s relationship with us for any reason, with exceptions for certain terminations for cause.

In the event of certain corporate transactions, such as a merger or consolidation or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award may, and in some cases will, be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, outstanding options will become 100% vested and exercisable immediately before the corporate transaction. To the extent that options accelerate due to a corporate transaction, the restrictions on restricted stock awards will also lapse. In the event of such a corporate transaction or a change in capitalization, the board of directors or the committee administering the plan also has the discretion to make adjustments, where appropriate, with respect to the number and types of shares that may be issued under the plan, the terms and conditions of outstanding awards and the grant or exercise price per share for outstanding awards in order to prevent dilution or enlargement of the benefits or potential benefits we intend to provide under the plan.

Employee Stock Purchase Plan

In March 2004, our board of directors adopted our Employee Stock Purchase Plan. We expect to obtain stockholder approval of this plan prior to, and we expect this plan will become effective concurrently with, the closing of this offering. The plan is designed to allow our eligible employees to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

We have initially reserved a total of 300,000 shares of our common stock for issuance under the plan. The reserve will automatically increase on each December 31 during the term of the plan by an amount equal to the lesser of (1) 100,000 shares or (2) a lesser amount determined by the board of directors.

The plan generally will have a series of successive 12-month offering periods. The first offering period will commence on the effective date of this offering and end on May 1, 2005.

Individuals whose customary employment is for more than 20 hours per week and who have been continuously employed by us for at least six months may join an offering period on the first day of the offering period or the beginning of any semi-annual purchase period within that period. Individuals who become eligible employees after the start of an offering period may join the plan at the beginning of any subsequent semi-annual purchase period.

Participants may contribute up to 15% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase shares on each semi-annual purchase date. The purchase price per share will be equal to 85.0% of the fair market value per share on the participant’s entry date into the offering period or, if lower, 85.0% of the fair market value per share on the semi-annual purchase date.

If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the 12-month offering period, then that offering period will automatically terminate, and a new 12-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 85.0% of the market value per share on the participant’s entry date into the offering period in which an acquisition occurs or, if lower, 85.0% of the fair market value per share on the date the purchase rights are exercised.

The plan will terminate no later than the tenth anniversary of the plan’s initial adoption by the board of directors.

401(k) Plan

Effective in 2000, we adopted the Design Within Reach 401(k) plan covering our employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that the contributions to the 401(k) plan by employees, and the investment earning thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us for federal income tax purposes when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require additional matching contributions to the 401(k) plan by us on behalf of all participants in the 401(k) plan. During fiscal year 2003, we made no contributions to the 401(k) plan.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the full extent permitted under Delaware law.

As permitted by the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

We intend to enter into separate indemnification agreements with each of our directors and officers. See “Related Party Transactions—Indemnification Agreements” for more information.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Related Party Transactions

Common Stock

In October 1998, we engaged JH Partners, LLC, formerly known as Jesse.Hansen&Co., a San Francisco-based private equity investment firm affiliated with John Hansen, the Chairman of our board of directors, to act as our financial advisor. The financial and strategic advisory services we received from JH Partners, LLC consisted primarily of business plan development and strategic consulting, budget planning, assistance with fundraising, arrangement of bank debt, and recruitment of our chief executive officer. In connection with this engagement, and as partial consideration for such financial advisory services, we issued to JH Partners, LLC, a warrant to purchase 700,000 shares of our common stock at an exercise price of $1.50 per share. In 1998, JH Partners, LLC sold this warrant to JH Capital Partners, L.P., an entity affiliated with JH Partners, LLC and Mr. Hansen. This warrant is currently exercisable and expires in October 2004.

In November 1998, we sold 2,600,000 shares of our common stock at a price of $0.0001 per share to Robert Forbes, Jr., our founder and member of our board of directors.

From November 1998 to May 31, 2004, we granted options to purchase an aggregate of 1,754,500 shares of our common stock to our current directors and executive officers, including the executive officers named in the Summary Compensation Table, with exercise prices ranging from $0.25 to $7.00 per share. In October 2002, Wayne Badovinus, our President, Chief Executive Officer and a member of our board of directors, exercised options for 200,000 shares of our common stock at an exercise price of $0.25 per share. In October 2002, David Barnard, our Secretary and Chief Financial Officer, exercised options for 50,000 shares of our common stock at an exercise price of $0.25 per share, and in September 2003, Mr. Barnard exercised options for an additional 50,000 shares of our common stock at an exercise price of $0.25 per share. In July 2001, Vincent Barriero, our Chief Information Officer, exercised options for 25,000 shares of our common stock at an exercise price of $0.60 per share, and in August 2002, Mr. Barriero exercised options for an additional 25,000 shares of our common stock at an exercise price of $0.60 per share.

Preferred Stock

In April 1999, we issued and sold to investors an aggregate of 1,500,000 shares of our Series A preferred stock at a price of $1.00 per share for aggregate consideration of $1.5 million, which included 850,000 shares sold to JH Capital Partners, L.P., 50,000 shares sold to Mr. Badovinus and 25,000 shares sold to Mr. Forbes. In July 1999, we issued and sold to investors an aggregate of 500,000 shares of our Series A preferred stock at a price of $1.00 per share for aggregate consideration of $500,000, which included 240,000 shares sold to JH Capital Partners, L.P. The Series A preferred stock issued in these transactions ranks on a parity with our Series B preferred stock and is senior to our common stock, is entitled to receive non-cumulative dividends when and as declared by our board of directors at a rate of $0.08 per share per annum, votes equally with our common stock and Series B preferred stock and not as a separate class (except as otherwise provided in our certificate of incorporation or as required by law) and, as of the date of this prospectus, is convertible into shares of our common stock at a rate of one to one. The Series A preferred stock will convert automatically into shares of our common stock upon the closing of this offering.

In December 1999, we obtained bridge loans from some of our investors, including a bridge loan from Mr. Barnard in the principal amount of $50,000 and bridge loans from JH Capital Partners, L.P. in an aggregate principal amount of $1,505,000. These bridge loans accrued interest at the rate of 8.0% per annum, were convertible into shares of, and became due and payable upon the issuance in June 2000 of, our Series B preferred stock. These bridge loans were repaid by us in full or converted into shares of Series B preferred stock in June 2000. In connection with these bridge loans, we issued warrants to purchase an aggregate of 261,172 shares of our Series B preferred stock at an exercise price of $2.55 per share. Of these warrants, warrants to purchase 5,882 and 177,057 shares of our Series B preferred stock were issued to Mr. Barnard and JH Capital Partners, L.P., respectively. We anticipate that these warrants will be exercised for cash prior to the closing of this offering. The terms of the warrants provide that if they are not previously exercised for cash they will automatically be exercised on a net exercise basis immediately prior to the closing of this offering.

In June 2000, we issued and sold to investors an aggregate of 1,952,154 shares of our Series B preferred stock at a price of $2.55 per share for aggregate consideration of $5.0 million, which included 1,056,863 shares sold to Jesse.Hansen Co-Investment Vehicle, L.P., 609,917 shares sold to JH Capital Partners, L.P. and 39,216 shares sold to Mr. Badovinus. The Series B preferred stock ranks on a parity with our Series A preferred stock and is senior to our common stock, is entitled to receive non-cumulative dividends when and as declared by our board of directors at a rate of $0.204 per share per annum, votes equally with our common stock and Series A preferred stock and not as a separate class (except as otherwise provided in our certificate of incorporation or as required by law) and, as of the date of this prospectus, is convertible into shares of our common stock at a rate of one to one. The Series B preferred stock will convert automatically into shares of our common stock upon the closing of this offering.

In May 2003, we sold 1,406,506 shares of our Series B preferred stock at a price of $3.45 per share, which included 28,985 shares sold to Edward Friedrichs, a member of our board of directors, 364,332 shares sold to JH Capital Partners II, L.P., 10,000 shares sold to Lawrence Wilkinson, a member of our board of directors, and 870,000 shares sold to SPI DWR Investments L.P., an entity which now owns more than 5% of our capital stock. We used the proceeds from these issuances, together with other available funds, to repurchase 1,960,784 shares of our Series B preferred stock at a price of $3.45 per share from Reed Business Information, a division of Reed Elsevier, Inc., a company that at such time owned more than 5% of our capital stock, for aggregate consideration of $6.8 million. These repurchased shares were originally issued and sold by us to Reed Business Information in May 2000 at a price of $2.55 per share.

The following table presents the number of shares purchased by, and the number of shares subject to warrants issued to, each of our executive officers and directors and each person known to us to beneficially own more than 5% of our common stock or entities affiliated with them in the transactions described above. Each share of preferred stock, including shares of preferred stock issuable upon exercise of outstanding warrants, will convert automatically into one share of common stock upon the closing of this offering.

Name of Purchaser	Series A	Series B	Series B Warrants

5% Stockholders:
Entities affiliated with JH Partners, LLC (1)	1,071,429	2,031,112	177,057
SPI DWR Investments L.P. (2)	—	870,000	—

Directors and Executive Officers:
John Hansen (1)(3)	951,429	1,950,060	177,057
Wayne Badovinus	50,000	39,216	—
Robert Forbes, Jr.	25,000	—	—
Edward Friedrichs	—	28,985	—
Terry Lee	18,571	—	—
Lawrence Wilkinson	—	10,000	—
David Barnard	—	—	5,882

(1)	These amounts include 951,429 shares of Series A preferred stock and 528,865 shares of Series B preferred stock owned by JH Capital Partners, L.P., 1,056,863 shares of Series B preferred stock owned by Jesse.Hansen Co-Investment Vehicle, LP, 364,332 shares of Series B preferred stock owned by JH Capital Partners II, L.P., 120,000 shares of Series A preferred stock and 81,052 shares of Series B preferred stock owned by Bear Stearns Securities Corporation as custodian for H. William Jesse, Jr. IRA R/O and warrants to purchase 177,057 shares of Series B preferred stock held by JH Capital Partners, L.P. These amounts do not include warrants to purchase 700,000 shares of our common stock held by JH Capital Partners, L.P. John Hansen is the President of Hansen Capital Management, Inc., which is one of the two general partners of each of JH Capital Partners, L.P. and Jesse.Hansen Co-Investment Vehicle, LP. H. William Jesse, Jr. is the President of Jesse Capital Management, Inc., which is the other general partner of each of JH Capital Partners, L.P. and Jesse.Hansen Co-Investment Vehicle, LP. Mr. Hansen is the manager of JHCO GP, LLC, which is the sole general partner of JH Capital Partners II, L.P.

(2)	Prism Capital L.P., or Prism Capital, is the general partner of SPI DWR Investments L.P., or SPI DWR. Dennis Wong is the general partner of Prism Capital. The number of shares specified in the table above does not include 43,584 and 20,984 shares of Series B preferred stock indirectly owned by Prism Capital and Mr. Wong, respectively, through their interests in JH Capital Partners, LP and Jesse.Hansen Co-Investment Vehicle, L.P. Mr. Wong and Prism Capital disclaim beneficial ownership of the shares held by JH Capital Partners, LP and Jesse.Hansen Co-Investment Vehicle, L.P., except to the extent of their pecuniary interest in such shares, if any.
(3)	These amounts include 951,429 shares of Series A preferred stock and 528,865 shares of Series B preferred stock owned by JH Capital Partners, L.P., 1,056,863 shares of Series B preferred stock owned by Jesse.Hansen Co-Investment Vehicle, LP, 364,332 shares of Series B preferred stock owned by JH Capital Partners II, L.P. and warrants to purchase 177,057 shares of Series B preferred stock held by JH Capital Partners, L.P. These amounts do not include warrants to purchase 700,000 shares of our common stock held by JH Capital Partners, L.P. John Hansen is the President of Hansen Capital Management, Inc., which is one of the two general partners of each of JH Capital Partners, L.P. and Jesse.Hansen Co-Investment Vehicle, LP. H. William Jesse, Jr. is the President of Jesse Capital Management, Inc., which is the other general partner of each of JH Capital Partners, L.P. and Jesse.Hansen Co-Investment Vehicle, LP. Mr. Hansen is the manager of JHCO GP, LLC, which is the sole general partner of JH Capital Partners II, L.P.

Registration Rights

In connection with the sale of shares of our Series B preferred stock in May and June 2000, we entered into an Investors’ Rights Agreement, dated as of May 12, 2000, with Jesse.Hansen Co-Investment Vehicle, LP, JH Capital Partners, L.P., Mr. Badovinus and the other investors party thereto, which, among other things, granted registration rights to holders of Series A preferred stock and Series B preferred stock with respect to the shares of common stock issuable upon conversion of the preferred stock. Under that agreement, following this offering, these holders will hold approximately 4,019,470 shares of our common stock and will have the right to require us to register their shares of common stock with the SEC so that they may be publicly resold or to include their shares in any registration statement we file.

Demand Registration Rights.    At any time after the effective date of the closing of this offering, subject to certain exceptions, the holders of at least 30% of the shares having registration rights have the right to demand that we file up to two registration statements. If the holders intend to distribute their shares by means of an underwritten offering, the underwriters will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 50% of the total number of shares included in the registration statement. If we are eligible to file a registration statement on Form S-3, holders of shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 equals or exceeds $1.0 million.

Piggyback Registration Rights.    Following this offering, if we register any securities for public sale, subject to certain exceptions, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 35% of the total number of shares included in the registration statement.

Expenses of Registration.    We will pay all expenses relating to any demand or piggyback registration other than underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights.

Expiration of Registration Rights.    The registration rights described above will terminate for a particular stockholder at the time that such holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act.

Other Transactions

JH Partners, LLC Transactions.    Since October 1998, we have retained JH Partners, LLC, formerly known as Jesse.Hansen&Co., to serve as our financial advisor. In each of fiscal years 2001, 2002 and 2003, we paid JH Partners, LLC a total of $90,000 in retainer fees ($7,500 per month). Our financial advisory arrangement with JH Partners, LLC will terminate upon the closing of this offering.

Since November 2000, we have also leased space on a month-to-month basis for our San Francisco studio facility from JH Partners, LLC. We paid $100,800 in aggregate rental payments under this lease for each of fiscal years 2001, 2002 and 2003.

Mr. Badovinus, our chief executive officer, serves as a senior operating partner for JH Partners, LLC. As a senior operating partner, Mr. Badovinus participates in deal origination, the due diligence process and as a director of some of JH Partners portfolio companies.

NapaStyle, Inc. Loan.    In May 2003, we made a $100,000 loan to NapaStyle, Inc., which was repaid to us in full by the end of fiscal year 2003. In connection with this loan, NapaStyle, Inc. issued us a warrant to purchase 67,210 shares of NapaStyle, Inc. Series B preferred stock at an exercise price of $0.01 per share. The warrant expires on May 21, 2008. Mr. Hansen and Mr. Badovinus are members of the board of directors of NapaStyle, Inc.

Indemnification Agreements.    We intend to enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

We believe that we have executed all of the transactions set forth above on terms no less favorable to us than terms we could have obtained from unaffiliated third parties.

Principal and Selling Stockholders

Set forth below is information relating to the beneficial ownership of our common stock as of May 31, 2004, and as adjusted to reflect the sale of 3,000,000 shares of common stock in this offering by Design Within Reach and the sale of 1,100,000 shares of common stock in this offering by selling stockholders, by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of the executive officers named in the Summary Compensation Table;

•	all directors and executive officers as a group; and

•	each of the selling stockholders.

The number of shares beneficially owned by each stockholder and each stockholder’s percentage ownership in the following table is based on 9,844,748 shares of common stock outstanding as of May 31, 2004, as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering, the assumed exercise immediately prior to the closing of this offering of warrants to purchase 261,172 shares of our Series B preferred stock (which will convert automatically into 261,172 shares of common stock upon the closing of this offering) and the assumed exercise immediately prior to the closing of this offering of warrants to purchase 700,000 shares of our common stock.

We have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering and to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and shares of which a person has the right to acquire ownership within 60 days after May 31, 2004, if any. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% stockholder listed below is c/o Design Within Reach, Inc., 225 Bush Street, 20th Floor, San Francisco, California 94104.

Name of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering (1)	Number of Shares Being Offered (2)	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
				Before Offering	After Offering

5% Stockholders:
Entities affiliated with JH Partners, LLC (3)	4,664,404	388,276	4,276,128	47.4%	33.3%
SPI DWR Investments L.P. (4)	870,000	72,157	797,843	8.8	6.2

Directors and Named Executive Officers:
Wayne Badovinus	839,216	64,140	775,076	8.1	5.8
Robert Forbes, Jr.	1,900,500	128,280	1,772,220	19.3	13.8
John Ball	122,000	—	122,000	1.2	*
Vincent Barriero	135,500	—	135,500	1.4	1.0
Ray Brunner	117,000	—	117,000	1.2	*
John Hansen (5)	4,463,352	388,276	4,075,076	45.3	31.7
Hilary Billings	35,000	—	35,000	*	*
Edward Friedrichs	73,985	—	73,985	*	*
Terry Lee	30,000	—	30,000	*	*
William McDonagh	30,000	—	30,000	*	*
Lawrence Wilkinson	55,000	—	55,000	*	*
All executive officers and directors as a group (15 persons) (6)	8,352,435	593,784	7,758,651	73.6	54.1

(footnotes on following page)

Name of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering (1)	Number of Shares Being Offered (2)	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
				Before Offering	After Offering

Other Selling Stockholders:
Afton Capital, Inc. (7)	75,000	48,105	26,895	*	*
E. Jeffrey Banchero and Mary B. Banchero	25,000	6,414	18,586	*	*
David Barnard (8)	315,882	13,088	302,794	3.1%	2.3%
Brock T. Lyster Construction, Inc. Profit Sharing Plan (9)	19,608	6,288	13,320	*	*
Robert Brunner	50,000	16,035	33,965	*	*
Alex Cichy	16,000	6,414	9,586	*	*
Donald T. Chadwick	10,000	1,283	8,717	*	*
Benjamin Dixon (10)	48,000	3,207	44,793	*	*
Melanie Doherty	25,000	2,673	22,327	*	*
Eric Goodwill	95,000	60,933	34,067	*	*
1994 Francis M. Greenwall Revocable Trust, Francis M. Greenwall Trustee (11)	81,809	9,621	72,188	*	*
Claire Gordon	46,562	14,432	32,130	*	*
Cheryl Haines	25,000	6,414	18,586	*	*
Kit Hindrichs	50,000	16,035	33,965	*	*
Christopher Hougie	96,494	4,490	92,004	*	*
James M. Lattin	5,000	1,283	3,717	*	*
Brock and Marci Lyster	25,000	8,017	16,983	*	*
William C. McGee	30,000	3,207	26,793	*	*
Quidnet Partners (12)	39,216	12,828	26,388	*	*
Scott Rugg	5,000	3,207	1,793	*	*
Hope and Peter Schneider	200,000	128,280	71,720	2.0	*
TWB Investment Partnership, L.P. (13)	19,608	7,546	12,062	*	*
Kevin Webb	60,000	19,242	40,758	*	*
John Parker Willis	223,294	38,484	184,810	2.3	1.4
Philip Zee	21,875	9,621	12,254	*	*

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)	The following table indicates the number of shares subject to options and warrants exercisable within sixty (60) days of May 31, 2004, held by individuals listed in the table above:

Name of Beneficial Owner	Shares Subject to Options and Warrants Exercisable Within 60 Days

Directors and Named Executive Officers:
Wayne Badovinus	550,000
Robert Forbes, Jr.	—
John Ball	122,000
Vincent Barriero	85,500
Ray Brunner	117,000
John Hansen	—
Hilary Billings	35,000
Edward Friedrichs	45,000
Terry Lee	30,000
William McDonagh	30,000
Lawrence Wilkinson	45,000
All executive officers and directors as a group	1,504,500

Other Selling Stockholders:
David Barnard	210,000
Alex Cichy	6,000
Benjamin Dixon	18,000
William C. McGee	5,000

(2)	The selling stockholders named in the table below have granted the underwriters the option to purchase up to the number of shares shown next to their names to cover over-allotments. If the over-allotment option were exercised in full, the individuals would beneficially own the number and percentage of shares of our common stock shown in the table below:

Selling Stockholders	Shares Subject to Over-Allotment Option	Shares Beneficially Owned After the Offering if Over-Allotment Option is Exercised
		Number	Percent
Afton Capital, Inc.	26,895	—	—
Wayne Badovinus	35,860	739,216	5.5%
E. Jeffrey Banchero and Mary B. Banchero	3,586	15,000	*
David Barnard	7,318	295,476	2.3
Brock T. Lyster Construction, Inc. Profit Sharing Plan	3,516	9,804	*
Robert Brunner	8,965	25,000	*
Alex Cichy	3,586	6,000	*
Donald T. Chadwick	717	8,000	*
Benjamin Dixon	1,793	43,000	*
Melanie Doherty	1,494	20,833	*
Entities affiliated with JH Partners, LLC	217,082	4,059,046	31.6
Robert Forbes, Jr.	71,720	1,700,500	13.2
Eric Goodwill	34,067	—	—
Claire Gordon	8,068	24,062	*
Francis M. Greenwall Revocable Trust, Francis M. Greenwall Trustee	5,379	66,809	*
Cheryl Haines	3,586	15,000	*
Kit Hindrichs	8,965	25,000	*
Christopher Hougie	2,510	89,494	*
James M. Lattin	717	3,000	*
Brock and Marci Lyster	4,483	12,500	*
William C. McGee	1,793	25,000	*
Quidnet Partners	7,172	19,216	*
Scott Rugg	1,793	—	—
Hope and Peter Schneider	71,720	—	—
SPI DWR Investments L.P.	40,343	757,500	5.9
TWB Investment Partnership, L.P.	4,219	7,843	*
Kevin Webb	10,758	30,000	*
John Parker Willis	21,516	163,294	1.3
Philip Zee	5,379	6,875	*
(3)	Represents (i) 2,927,062 shares held by JH Capital Partners, L.P., (ii) 364,332 shares held by JH Capital Partners II, L.P., (iii) 1,159,210 shares held by Jesse.Hansen Co-Investment Vehicle, LP, (iv) 201,052 shares held by Bear Stearns Securities Corporation as custodian for H. William Jesse, Jr. IRA R/O and (v) 12,750 shares held by The Hansen Children’s Trust. John Hansen is the President of Hansen Capital Management, Inc., which is one of the two general partners of each of JH Capital Partners, L.P. and Jesse.Hansen Co-Investment Vehicle, LP. H. William Jesse, Jr. is the President of Jesse Capital Management, Inc., which is the other general partner of each of JH Capital Partners, L.P. and Jesse.Hansen Co-Investment Vehicle, LP. Mr. Hansen is the manager of JHCO GP, LLC, which is the sole general partner of JH Capital Partners II, L.P. 354,907 of the shares are being offered by JH Capital Partners, L.P., and 33,369 of the shares are being offered by JH Capital Partners II, L.P. The address for JH Capital Partners, L.P., JH Capital Partners II, L.P. and Jesse.Hansen Co-Investment Vehicle, LP is 451 Jackson Street, San Francisco, CA 94111-1615. Mr. Hansen and Mr. Jesse disclaim beneficial ownership of the shares held by JH Capital Partners, L.P. and Jesse.Hansen Co-Investment Vehicle, LP, except to the extent of their respective pecuniary interests in such shares, if any. Mr. Hansen disclaims beneficial ownership of the shares held by JH Capital Partners II, L.P., except to the extent of his pecuniary interest in such shares, if any.
(4)	Represents 870,000 shares of Series B preferred stock held by SPI DWR Investments L.P., or SPI DWR. These shares of Series B preferred stock were purchased by SPI DWR from us in May 2003 at a price of $3.45 per share. Prism Capital L.P., or Prism Capital, is the general partner of SPI DWR. Dennis Wong is the general partner of Prism Capital. The address of SPI DWR, Prism Capital and Mr. Wong is 550 California Street, Suite 600, San Francisco, California 94104. This amount does not include the following number of shares of Series B preferred stock and common stock indirectly owned by Prism Capital and Mr. Wong through their interests in JH Capital Partners, LP and Jesse.Hansen Co-Investment Vehicle, L.P.: Prism Capital—43,584 shares of Series B preferred stock and 172,882 shares of common stock; Mr. Wong—20,984 shares of Series B preferred stock and 83,239 shares of common stock. Mr. Wong and Prism Capital disclaim beneficial ownership of the shares held by JH Capital Partners, LP and Jesse.Hansen Co-Investment Vehicle, L.P., except to the extent of their pecuniary interest in such shares, if any.
(5)

Represents (i) 2,927,062 shares held by JH Capital Partners, L.P., (ii) 364,332 shares held by JH Capital Partners II, L.P., (iii) 1,159,210 shares held by Jesse.Hansen Co-Investment Vehicle, LP., and (iv) 12,750 shares held by The Hansen Children’s Trust. Mr. Hansen is the President of Hansen Capital Management, Inc., which is one of two general partners of each of JH Capital Partners, L.P. and

Jesse.Hansen Co-Investment Vehicle, LP. Mr. Hansen disclaims beneficial ownership of the shares held by JH Capital Partners, L.P., Jesse.Hansen Co-Investment Vehicle, LP and JH Capital Partners II, L.P., except to the extent of his pecuniary interest in such shares, if any.

(6)	Includes 2,210,382 shares subject to options and warrants exercisable within 60 days of May 31, 2004 held by our executive officers and directors.
(7)	Represents 75,000 shares of Series A preferred stock held by Afton Capital, Inc. Anan Anabtawi is the president of Afton Capital, Inc.
(8)	Mr. Barnard is our chief financial officer.
(9)	Represents 19,608 shares of Series B preferred stock held by Brock T. Lyster Construction, Inc. Profit Sharing Plan. Brock T. Lyster is the president of Brock T. Lyster Construction, Inc. Profit Sharing Plan.
(10)	Mr. Dixon is our controller.
(11)	Represents 25,000 shares of Series A preferred stock, 50,725 shares of Series B preferred stock and 6,084 shares of common stock held by 1994 Francis M. Greenwall Revocable Trust, Francis M. Greenwall Trustee.
(12)	Represents 39,216 shares of Series B preferred stock held by Quidnet Partners. Marlin Miller Jr. is the managing partner of Quidnet Partners.
(13)	Represents 19,608 shares of Series B preferred stock held by TWB Investment Partnership, L.P. Robert E. Giles is the managing director of TWB Investment Partnership, L.P.

Description of Capital Stock

Upon the closing of this offering, our authorized capital stock will consist of 30,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of May 31, 2004, and assuming the conversion of all outstanding preferred stock (including preferred stock subject to outstanding warrants) into common stock had occurred on that date, there would have been 9,844,748 shares of common stock outstanding. As of the same date, there were options outstanding to purchase 2,216,234 shares of common stock. As of May 31, 2004, we had 68 record holders of our common stock.

The following is a summary of the rights of our common stock and preferred stock. For more detailed information, please see our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting Rights.    Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights.    No holder of our common stock is entitled to preemptive rights to subscribe for any shares of capital stock and our common stock is not subject to conversion or redemption.

Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, no shares of, and no securities convertible into, our preferred stock will be outstanding.

Upon the closing of this offering, under our certificate of incorporation our board of directors will be authorized, subject to the limits imposed by the Delaware General Corporation Law, but without further action by our stockholders to issue shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of May 31, 2004 we had outstanding warrants to purchase: (i) 700,000 shares of our common stock issued to JH Partners, LLC, formerly known as Jesse.Hansen&Co., at an exercise price of $1.50 per share that will expire on October 1, 2004; and (ii) 261,172 shares of our Series B preferred stock issued to various investors at an exercise price of $2.55 per share that will expire on the earlier of December 31, 2009 and the closing of this offering. Generally, each warrant contains provisions for the adjustment of its exercise price and the number of shares issuable upon its exercise upon the occurrence of any stock dividend or stock split. In addition, the shares of our common stock issuable upon any exercise of the warrants provide their holders with rights to have those shares registered with the SEC, as discussed more fully below. These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrants to purchase Series B preferred stock, if not previously exercised, will be automatically exercised pursuant to their net exercise provisions immediately prior to the closing of this offering. The shares issued upon exercise of those warrants will convert automatically into shares of our common stock upon the closing of this offering. After the closing of this offering, no warrants to acquire shares of our preferred stock will be outstanding.

Antitakeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions.    Provisions of our amended and restated certificate of incorporation and bylaws which will become effective upon the closing of this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting, eliminate cumulative voting in the election of directors, divide our board into three classes that will serve staggered three-year terms. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Inclusion for Quotation on Nasdaq

Our common stock has been approved for listing on the Nasdaq National Market under the symbol “DWRI.”

Shares Eligible for Future Sale

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, 12,688,749 shares of common stock will be outstanding, assuming no exercise of currently outstanding and exercisable options or warrants. Of these shares, the 4,100,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining 8,588,749 shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

•	82,489 restricted shares will be eligible for immediate sale on the effective date of this offering; and

•	8,506,260 restricted shares will be eligible for sale upon expiration of lock-up agreements and market stand-off provisions, which will occur 180 days after the date of this prospectus.

The information in the foregoing two paragraphs assumes that the 261,172 shares of our Series B preferred stock subject to outstanding warrants will be exercised on a cashless basis, based on a fair market value of $11.00 per share (the mid-point of the range as set forth on the cover of this prospectus), and will convert automatically into 200,628 shares of common stock effective upon the closing of this offering, and the 700,000 shares of our common stock subject to outstanding warrants will be exercised on a cashless basis, based on a fair market value of $11.00 per share (the mid-point of the range as set forth on the cover of this prospectus), resulting in the issuance of 604,545 shares of common stock. The market stand-off provisions referred to above are contained in subscription and option agreements between us and holders of the securities related to these agreements.

Following this offering, the holders of 4,019,470 shares of common stock have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public beginning one year from the effective date of this offering. If those holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the common stock. If we were required to include in a registration that we initiated shares held by such holders upon the exercise of their piggyback registration rights, such sales may have an adverse effect on our ability to raise needed capital. In addition, we expect to file a registration statement on Form S-8 registering shares of common stock subject to outstanding stock options or reserved for issuance under our stock option and employee stock purchase plans. We expect to file this registration statement as soon as practicable after the effective date of this offering. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up agreements described above.

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, are entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are subject to requirements relating to the manner of sale, notice and the availability of current public information about us. A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Lock-Up Agreements

We, our officers and directors and substantially all other stockholders have agreed to a 180-day “lock up” with respect to 8,579,353 shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 180 days following the date of this prospectus, subject to specified exceptions, we and such persons may not, directly or indirectly, offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. These restrictions will not prevent such persons from transferring their shares or other securities as gifts, to members of their immediate family or to a trust for the benefit of themselves of member of their family or by will or intestacy, provided, in each case, that the transferee of such shares of other securities agrees to be locked-up to the same extent as the person from whom they received the shares. In addition, stockholders that are a corporation, partnership or other business entity may transfer their shares or other securities to their affiliates or as part of a plan of distribution to their equityholders, provided, in each case, that the recipient of such shares agrees to be locked-up to the extent as the entity from which they received such shares or other securities.

Registration Rights

Following this offering, under specified circumstances and subject to customary conditions, holders of shares of our outstanding common stock will hold demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Underwriting

We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., William Blair & Company, L.L.C. and SG Cowen & Co., L.L.C. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.
William Blair & Company, L.L.C.
SG Cowen & Co., L.L.C.

Total	4,100,000

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about             , 2004 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $          per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $          per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

The selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 615,000 additional shares from the selling stockholders to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $         , the total proceeds to us will be $          and the total proceeds to the selling stockholders will be $         . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Design Within Reach, Inc.	$	$	$
Selling stockholders

Total		$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $1,650,000.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors and substantially all other stockholders have agreed to a 180-day “lock up” with respect to 8,579,353 shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. These restrictions will not prevent such persons from transferring their shares or other securities as gifts, to members of their immediate family or to a trust for the benefit of themselves of member of their family or by will or intestacy, provided, in each case, that the transferee of such shares of other securities agrees to be locked-up to the same extent as the person from whom they received the shares. In addition, stockholders that are a corporation, partnership or other business entity may transfer their shares or other securities to their affiliates or as part of a plan of distribution to their equityholders, provided, in each case, that the recipient of such shares agrees to be locked-up to the extent as the entity from which they received such shares or other securities.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

The underwriters have reserved for sale up to 100,000 shares for our employees and directors, family members of our employees and consultants and advisors hired by us. These reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by such persons.

There is no established trading market for the shares. The offering price for the shares has been determined by us, the selling stockholders and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies; and

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions – The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotments and syndicate covering transactions – The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids – If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Based on the number of shares outstanding on May 31, 2004 (assuming the conversion of all outstanding shares of preferred stock into common stock), certain employees of CIBC World Markets Corp. and William Blair & Company, L.L.C. indirectly own approximately 1.6%, in the aggregate, of our outstanding capital stock, through entities affiliated with JH Partners, LLC.

In the future, certain of the underwriters or their affiliates, may provide us, from time to time, with other financial advisory or commercial or investment banking services, for which we expect they will receive customary fees and commissions.

Legal Matters

The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. The validity of the common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

Experts

Grant Thornton LLP, independent auditors, have audited our financial statements at December 28, 2002 and December 27, 2003, and for each of the three years in the period ended December 27, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on the report of Grant Thornton LLP, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares of common stock offered hereby. The term registration statement means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement and any amendments. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Design Within Reach, Inc. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. With respect to each document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. A copy of the registration statement the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800- SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.dwr.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free or charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim condensed consolidated financial statements.

Report of Independent Certified Public Accountants

Board of Directors and Stockholders of

Design Within Reach, Inc.

We have audited the accompanying balance sheets of Design Within Reach, Inc. as of December 27, 2003 and December 28, 2002 and the related statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 27, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Design Within Reach, Inc. as of December 27, 2003 and December 28, 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 27, 2003 in conformity with accounting principles generally accepted in the United States of America.

We have also audited the financial statement schedule listed at Item 16(b) for each of the three years in the period ended December 27, 2003. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

/s/    GRANT THORNTON LLP

San Francisco, California

January 21, 2004

Design Within Reach, Inc.

Balance Sheets

(amounts in thousands)

	December 28, 2002	December 27, 2003	March 27, 2004	Pro forma March 27, 2004
			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$4,587	$44	$162
Accounts receivable (less allowance for doubtful accounts of $36, $36 and $36)	1,061	620	1,226
Inventory, net	6,685	11,425	11,763
Prepaid catalog costs	566	614	1,156
Deferred income taxes, net of valuation allowance	—	1,022	1,094
Other current assets	354	680	1,015

Total current assets	13,253	14,405	16,416

Property and equipment, net	3,383	9,018	11,993
Deferred income taxes	—	309	559
Other non-current assets	382	111	339

Total assets	$17,018	$23,843	$29,307

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,115	$4,852	$6,316
Accrued expenses	3,019	2,714	3,525
Deferred revenue	948	687	1,906
Customer deposits and other liabilities	1,060	1,091	1,129
Bank credit facility	—	3,325	4,061
Capital lease obligation, current portion	—	90	90

Total current liabilities	8,142	12,759	17,027

Deferred rent and lease incentives	124	587	917
Capital lease obligation	—	260	260
Deferred income tax liabilities	—	399	620

Total liabilities	8,266	14,005	18,824

Stockholders’ equity
Preferred stock Series A – $1.00 par value; authorized 2,040 shares; issued and outstanding, 2,040 shares in 2002, 2003 and 2004	2,040	2,040	2,040	$—
Preferred stock Series B – $1.00 par value; authorized 6,000 shares; issued and outstanding, 3,913 shares in 2002 and 3,359 shares in 2003 and 2004	10,192	10,044	10,044	—
Common stock – no par value; authorized 13,000 shares; issued and outstanding, 3,219 shares in 2002 and 3,322 shares in 2003	201	240	—	—
Common stock – $0.001 par value; authorized 30,000 shares; issued and outstanding, 3,428 shares in 2004; and 9,088 shares issued and outstanding pro forma	—	—	3	9
Additional paid-in capital	—	—	2,429	15,173
Deferred compensation	—	—	(2,049)	(2,049)
Accumulated deficit	(3,681)	(2,486)	(1,984)	(1,984)

Total stockholders’ equity	8,752	9,838	10,483	$11,149

Total liabilities and stockholders’ equity	$17,018	$23,843	$29,307

The accompanying notes are an integral part of these financial statements.

Design Within Reach, Inc.

Statements of Earnings

(amounts in thousands, except per share data)

	Fiscal Year Ended			Fiscal Quarter Ended
	December 29, 2001	December 28, 2002	December 27, 2003	March 29, 2003	March 27, 2004
				(unaudited)

Net sales	$40,299	$57,254	$81,138	$16,141	$22,513
Cost of sales	22,291	30,241	43,298	8,856	12,096

Gross margin	18,008	27,013	37,840	7,285	10,417

Selling, general and administrative expenses	17,334	24,028	33,046	6,714	8,721
Stock based compensation	—	—	—	—	76
Depreciation and amortization	540	855	2,098	310	575
Facility relocation costs	—	—	559	8	198

Earnings from operations	134	2,130	2,137	253	847

Interest income (expense)
Interest income	166	74	13	12	—
Interest expense	—	—	(42)	—	(32)

Earnings before income taxes	300	2,204	2,108	265	815

Income tax expense (benefit)	4	1	(852)	—	313

Net earnings	296	2,203	2,960	265	502

Deemed preferred stock dividends	—	—	(1,765)	—	—

Net earnings available to common stockholders	$296	$2,203	$1,195	$265	$502

Net earnings per share:
Basic	$0.10	$0.75	$0.37	$0.08	$0.15
Diluted	$0.03	$0.21	$0.11	$0.02	$0.04
Weighted average shares used in calculation of net earnings per share:
Basic	2,833	2,951	3,261	3,230	3,361
Diluted	10,029	10,663	11,294	11,612	11,362
Pro forma net earnings per share:
Basic			$0.32		$0.06
Diluted			$0.26		$0.04
Weighted average shares used in the calculation of pro forma net earnings per share:
Basic			9,137		9,021
Diluted			11,294		11,362

The accompanying notes are an integral part of these financial statements.

Design Within Reach, Inc.

Statements of Stockholders’ Equity

Fiscal Years Ended December 29, 2001, December 28, 2002 and December 27, 2003 and the Fiscal Quarter Ended March 27, 2004

(amounts in thousands)

	Preferred Stock Series A		Preferred Stock Series B		Common Stock		Additional Paid-in Capital	Deferred Compen- sation	Accum- ulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – December 31, 2000	2,040	$2,040	3,913	$10,192	2,796	$58	$—	$—	$(6,180)	$6,110
Issuance of common stock pursuant to employee stock option plan	—	—	—	—	74	29	—	—	—	29
Fair value of options issued to non-employees	—	—	—	—	—	1	—	—	—	1
Net earnings	—	—	—	—	—	—	—	—	296	296

Balance – December 29, 2001	2,040	2,040	3,913	10,192	2,870	88	—	—	(5,884)	6,436
Issuance of common stock pursuant to employee stock option plan	—	—	—	—	349	113	—	—	—	113
Net earnings	—	—	—	—	—	—	—	—	2,203	2,203

Balance – December 28, 2002	2,040	2,040	3,913	10,192	3,219	201	—	—	(3,681)	8,752
Issuance of common stock pursuant to employee stock option plan	—	—	—	—	103	39	—	—	—	39
Repurchase of Series B preferred stock	—	—	(1,961)	(5,000)	—	—	—	—	(1,765)	(6,765)
Issuance of Series B preferred stock	—	—	1,407	4,852	—	—	—	—	—	4,852
Net earnings	—	—	—	—	—	—	—	—	2,960	2,960

Balance – December 27, 2003	2,040	2,040	3,359	10,044	3,322	240	—	—	(2,486)	9,838
Issuance of common stock pursuant to employee stock option plan (unaudited)	—	—	—	—	106	67	—	—	—	67
Deferred compensation on issuance of stock options (unaudited)	—	—	—	—	—	—	2,125	(2,125)	—	—
Amortization of deferred compensation (unaudited)	—	—	—	—	—	—	—	76	—	76
Reclassification upon reincorporation (unaudited)	—	—	—	—	—	(304)	304	—	—	—
Net earnings (unaudited)	—	—	—	—	—	—	—	—	502	502

Balance – March 27, 2004 (unaudited)	2,040	$2,040	3,359	$10,044	3,428	$3	$2,429	$(2,049)	$(1,984)	$10,483

The accompanying notes are an integral part of these financial statements.

Design Within Reach, Inc.

Statements of Cash Flows

(amounts in thousands)

	Fiscal Year Ended			Fiscal Quarter Ended
	December 29, 2001	December 28, 2002	December 27, 2003	March 29, 2003	March 27, 2004
				(unaudited)
Cash flows from operating activities
Net earnings	$296	$2,203	$2,960	$265	$502
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Amortization of deferred compensation	—	—	—	—	76
Depreciation and amortization	540	855	2,098	310	575
Fair value of stock options issued to non-employees	1	—	—	—	—
Change in assets and liabilities:
Accounts receivable	(151)	(376)	441	130	(606)
Inventory	1,589	(3,147)	(4,740)	304	(338)
Prepaid catalog costs	(354)	24	(48)	(451)	(542)
Deferred income taxes, net of valuation allowance	—	—	(1,331)	—	(72)
Other current assets	(7)	30	(326)	49	(335)
Other non-current assets	(316)	(47)	271	(19)	(478)
Accounts payable	(1,350)	942	1,737	806	1,464
Accrued expenses	(1,310)	1,662	(305)	(1,534)	811
Deferred revenue	189	512	(261)	171	1,219
Customer deposits and other liabilities	257	389	31	(92)	38
Deferred rent and lease incentives	—	124	463	29	330
Deferred income tax liabilities	—	—	399	—	221

Net cash provided by (used in) operating activities	(616)	3,171	1,389	(32)	2,865

Cash flows from investing activities
Purchases of property and equipment	(380)	(3,417)	(7,383)	(1,592)	(3,550)

Net cash used in investing activities	(380)	(3,417)	(7,383)	(1,592)	(3,550)

Cash flows from financing activities
Proceeds from issuance of common stock pursuant to employee stock option plan	29	113	39	11	67
Repurchase of Series B preferred stock	—	—	(6,765)	—	—
Proceeds from issuance of Series B preferred stock	—	—	4,852	—	—
Net borrowing on bank credit facility	—	—	3,325	—	736

Net cash provided by financing activities	29	113	1,451	11	803

Net increase (decrease) in cash and cash equivalents	(967)	(133)	(4,543)	(1,613)	118
Cash and cash equivalents at beginning of period	5,687	4,720	4,587	4,587	44

Cash and cash equivalents at end of period	$4,720	$4,587	$44	$2,974	$162

Supplemental disclosure of cash flow information Cash paid during the period for:
Income taxes	$23	$—	$—	$—	$133
Interest	$—	$—	$42	$—	$26
Supplemental disclosure of non-cash investing and financing activities
Capital lease obligation incurred	$—	$—	$350	$—	$—

The accompanying notes are an integral part of these financial statements.

Design Within Reach, Inc.

Notes to Financial Statements

(amounts in thousands, except per share data)

Note 1 – Summary of Significant Accounting Policies

Design Within Reach, Inc. (the “Company”) was incorporated in California in November 1998. The Company is an integrated multi-channel provider of distinctive modern design furnishings and accessories. The Company markets and sells its products to both residential and commercial customers through four sales channels consisting of its catalog, studios, website and direct sales force. The Company sells its products directly to customers throughout the United States.

The Company operates on a 52- or 53-week fiscal year, which ends on the Saturday closest to December 31. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five to six years. The Company’s 2001 fiscal year ended on December 29, 2001, its 2002 fiscal year ended on December 28, 2002 and its 2003 fiscal year ended on December 27, 2003. Each of fiscal years 2001, 2002 and 2003 consisted of 52 weeks.

Quarterly information (unaudited)

The accompanying unaudited interim financial statements as of and for the fiscal quarters ended March 29, 2003 and March 27, 2004 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements and should be read in conjunction with the audited financial statements and related notes thereto included in this Prospectus. The accompanying unaudited interim financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim periods presented. The results of operations for the fiscal quarter ended March 27, 2004 are not necessarily indicative of the results to be expected for any future period or the full fiscal year.

Pro forma information (unaudited)

Upon closing of the planned initial public offering, each of the outstanding shares of convertible preferred stock will convert into shares of common stock. The pro forma balance sheet presents the Company’s balance sheet as if this had occurred at March 27, 2004. The pro forma balance sheet gives effect to the conversion of our outstanding preferred stock into shares of common stock. The pro forma balance sheet does not give effect to the offering proceeds.

Segment Reporting

The Company’s business is conducted in a single operating segment. The Company’s chief operating decision maker is the Chief Executive Officer who reviews a single set of financial data that encompasses the Company’s entire operations for purposes of making operating decisions and assessing performance.

Vendor Concentration

During the year ended December 27, 2003, sales of products supplied by one vendor constituted approximately 10.4% of net sales, while sales of products supplied by the Company’s top five vendors constituted approximately 31.8% of net sales.

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consisted of the following at the end of fiscal years 2002 and 2003:

	Fiscal Year
	2002	2003

Cash and time deposits	$835	$33
Short-term securities	3,752	11

Total	$4,587	$44

Short-term securities (generally money market funds deposited with major financial institutions) are stated at cost plus accrued interest, which approximates market value.

The Company, from time to time, maintains cash balances at financial institutions that are in excess of the amounts insured by the Federal Deposit Insurance Corporation up to $100. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

The majority of the Company’s accounts receivable consist of amounts due from major credit card companies that are collected within five days after the customer’s credit card is charged and receivables due from commercial customers due within 30 days of the invoice date. The Company estimates its allowance for uncollectible receivables by considering a number of factors, including the length of time accounts receivable are past due and the Company’s previous loss history.

Inventory

Inventory consists primarily of finished goods purchased from third-party manufacturers and is carried at the lower of cost (first-in, first-out) or market. As of December 28, 2002 and December 27, 2003, the Company had inventory of $6,685 and $11,425, respectively, net of write-downs of $531 and $754, respectively.

Estimated Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and current portion of debt approximates their estimated fair values due to the short maturities of these instruments. The carrying value of long-term debt approximates its fair value based on current rates available to the Company for similar debt.

Foreign Currency Forward Contracts

The Company purchases certain merchandise from vendors located outside of the United States. The Company typically purchases foreign currency forward contracts with maturities of less than 60 days after the payable amount and due date are known. These contracts are accounted for by adjusting the carrying amount of the contract to market and recognizing any gain or loss in selling, general and administrative expenses in each reporting period. As of December 27, 2003, the Company had foreign exchange contracts outstanding with a notional amount of $1,398 and an estimated fair value of $1,414.

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

Property and Equipment

Property and equipment are stated at cost and depreciated using a straight-line method over the assets’ estimated useful lives. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized. Estimated useful lives are as follows:

Computer equipment and software	3-5 years
Office furniture and equipment	3 years
Leasehold improvements	10 years or life of lease, whichever is shorter

Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, a loss is recognized equal to the difference between the carrying value and the fair value of the assets. Decisions to close a studio or facility also can result in accelerated depreciation over the revised useful life. When the Company closes a location that is under a long-term lease, the Company records a charge for the fair value of the liability associated with that lease at the cease-use date. The fair value of such liability is calculated based on the remaining lease rental payments due under the lease, reduced by estimated rental payments that could be reasonably obtained by the Company for subleasing the property to a third party. The estimate of future cash flows is based on the Company’s experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future studio profitability, real estate demand and economic conditions that can be difficult to predict.

Revenue Recognition

The Company recognizes sales and the related cost of sales at the time the products are estimated to have been received by customers. The Company’s customers may return ordered items for an exchange or refund. The Company provides an allowance based on projected product returns, taking into consideration historical experience and other factors. The returns allowance is recorded as a reduction to net sales for the estimated retail value of the projected product returns and as a reduction in cost of sales for the corresponding cost amount. Shipping and handling fees charged to the customer are recognized at the time the products are estimated to have been received by the customer and are included in net sales. Costs of shipping products to customers are recognized at the time the products are estimated to have been received by the customers and are included in cost of sales.

Sales of products typically are covered by warranties provided by the manufacturer of the product sold, therefore the Company has not recorded any warranty expense or liability.

Change in Accounting Principle

In January 2002, the Company changed its revenue recognition policy to be in accordance with the provisions of Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements.” Under SAB 101, the Company recognizes revenue at the time the products are estimated to have been received by customers. Previously, the Company recognized revenue upon shipment of products. The change in accounting principle was retroactively applied to all prior years. The net effect of the change on net earnings was a reduction of $69 for fiscal year 2001 and an increase of $189 for fiscal year 2002.

Income Taxes

Income taxes are computed using the asset and liability method under Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Deferred income tax assets and liabilities are

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws currently in effect. The Company records an estimated valuation allowance on its deferred income tax assets if it is more likely than not that these deferred income tax assets will not be realized.

Prepaid Catalog Costs

Prepaid catalog costs consist of third-party costs, including paper, printing, postage, name acquisition and mailing costs, for all of the Company’s direct response catalogs. Such costs are capitalized and are amortized over their expected period of future benefit. Each catalog is generally fully amortized within two to four months of its initial mailing depending on circulation plans. At December 28, 2002 and December 27, 2003, the Company had prepaid catalog costs of $566 and $614, respectively. Other advertising costs are expensed as incurred. Prepaid catalog costs are evaluated for realizability at each reporting period by comparing the carrying amount associated with each catalog to the estimated probable remaining future net benefit associated with that catalog. If the carrying amount is in excess of the estimated probable remaining future net benefit of the catalog, the excess is expensed in the reporting period. Advertising expenses, including amortized catalog costs, were $6,701, $8,583 and $10,366 in 2001, 2002 and 2003, respectively. The Company accounts for consideration received from its vendors for co-operative advertising as a reduction of selling, general and administrative expense. Co-operative advertising amounts received by the Company were $273, $371 and $57 in fiscal years 2003, 2002 and 2001, respectively.

Deferred Rent and Lease Incentives

Several of the Company’s operating leases contain free rent periods and many contain predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes rental expense on a straight-line basis and records the difference between the amounts charged to expense and the rent paid as deferred rent.

Construction Allowance

As part of many of the Company’s lease agreements, the Company receives construction allowances from landlords for tenant improvements. The construction allowances are deferred and amortized on a straight-line basis over the life of the lease as a reduction of rent expense. Construction allowances of $3 and $335 were granted in 2002 and 2003, respectively, with the unamortized balance included in deferred rent and lease incentives.

Studio Pre-opening Costs

Studio pre-opening costs are expensed as they are incurred.

Stock Based Compensation

The Company accounts for stock based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Statement No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” and related interpretations. No stock based employee compensation cost is reflected in net earnings for the three years ending December 27, 2003, as all options granted under the Company’s 1999 stock plan had exercise prices equal to the estimated fair value of the underlying common stock on the date of grant. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and related

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

interpretations. The following table illustrates the effect on net earnings if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Fiscal Year			First Fiscal Quarter
	2001	2002	2003	2003	2004
				(unaudited)

Net earnings – as reported	$296	$2,203	$2,960	$265	$502

Add: Total stock-based employee compensation expense included in reported net earnings	—	—	—	—	47
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(50)	(68)	(88)	(21)	(85)

Pro forma net earnings	246	2,135	2,872	244	464
Deemed preferred stock dividend	—	—	(1,765)	—	—

Pro forma net earnings available to common stockholders	$246	$2,135	$1,107	$244	$464

Basic earnings per share – as reported	$0.10	$0.75	$0.37	$0.08	$0.15
Diluted earnings per share – as reported	$0.03	$0.21	$0.11	$0.02	$0.04
Basic earnings per share – pro forma	$0.09	$0.72	$0.34	$0.08	$0.14
Diluted earnings per share – pro forma	$0.02	$0.20	$0.10	$0.02	$0.04

The fair value of option grants has been determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Fiscal Year			First Fiscal Quarter
	2001	2002	2003	2003	2004
				(unaudited)

Risk-free interest rate	3%	3%	4%	3%	4%
Expected volatility	0%	0%	0%	0%	60%
Expected life (in years)	10	10	10	10	5
Dividend yield	—	—	—	—	—

Volatility of the Company’s common stock may change upon the closing of a qualifying public offering.

Earnings per Share

Basic earnings per share is calculated by dividing the Company’s net earnings available to the Company’s common stockholders for the year by the number of weighted average common shares outstanding for the year. In accordance with Emerging Issues Task Force Topic No. D-53, the net earnings available to the Company’s common stockholders for the year ended December 27, 2003 is stated after recognizing deemed preferred stock dividends of $1,765. The amount of the deemed preferred stock dividends represents the excess of the consideration of $6,765 paid by the Company to Reed Business Information, a division of Reed Elsevier Inc., in connection with its repurchase from Reed Business Information of 1,961 shares of the Company’s Series B Preferred Stock in May 2003, over the carrying value of those shares of $5,000. Diluted earnings per share includes the effects of dilutive instruments, such as stock options, warrants and convertible preferred stock, and

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted average number of shares outstanding.

The following table summarizes the incremental shares from potentially dilutive securities, calculated using the treasury stock method at the end of each fiscal period:

	Fiscal Year			First Fiscal Quarter
	2001	2002	2003	2003	2004
				(unaudited)

Shares used to compute basic earnings per share	2,833	2,951	3,261	3,230	3,361
Add: Effect of dilutive securities
Preferred stock Series A	2,040	2,040	2,040	2,040	2,040
Preferred stock Series B	3,913	3,913	3,575	3,913	3,359
Effect of dilutive options outstanding	282	798	1,457	1,468	1,641
Warrants outstanding	961	961	961	961	961

Shares used to compute diluted earning per share	10,029	10,663	11,294	11,612	11,362

The Company has no anti-dilutive shares to be excluded from the calculation of diluted earnings per share.

Pro Forma Net Earnings Per Share (unaudited)

The following table sets forth the computation of pro forma basic and diluted net earnings per share:

	Fiscal Year 2003	First Fiscal Quarter 2004
		(unaudited)
Numerator
Net earnings available to common shareholders	$1,195	$502
Add: Deemed preferred stock dividend	1,765	—

Net earnings	$2,960	$502

Denominator
Weighted average common shares outstanding	3,261	3,361
Add: Adjustments to reflect the weighted average effect of the assumed exercise of preferred stock warrants and conversion of preferred stock from the date of issuance
Preferred stock Series A (conversion rate of one to one)	2,040	2,040
Preferred stock Series B (conversion rate of one to one)	3,575	3,359
Exercise of Series B warrants (conversion rate of one to one)	261	261

Denominator for basic pro forma calculation	9,137	9,021

Add: Effect of dilutive options outstanding	1,457	1,641
Exercise of common stock warrants	700	700

Denominator for dilutive pro forma calculation	11,294	11,362

Pro forma earnings per share, basic	$0.32	$0.06
Pro forma earnings per share, diluted	$0.26	$0.04

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

Pro forma basic and diluted net earnings per share have been computed to give effect to the exercise of preferred stock warrants and conversion of convertible preferred stock into common stock upon the closing of the Company’s initial public offering on an if-converted basis for the fiscal year ended December 27, 2003 and the fiscal quarter ended March 27, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. The Company’s significant accounting estimates include estimates of market value used in calculating the value of inventory on a lower of cost or market basis, estimates of market value used in calculating the value of stock-based employee compensation, estimates of expected future cash flows used in the review for impairment of long-lived assets, estimates of the Company’s ability to realize its deferred tax assets which are also used to establish whether valuation allowances are needed on those assets, and estimates of returns used to calculate sales return reserves. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, foreign currency forward contracts and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. The majority of the Company’s accounts receivable consist of receivables due from major credit card companies that are collected within five days after the customer’s credit card is charged and receivables due from commercial customers due within 30 days of the invoice date.

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires an issuer to classify a financial instrument that falls within its scope as a liability, or as an asset in some circumstances. Such instruments include those instruments that are mandatorily redeemable and, therefore, represent an unconditional obligation of the issuer to redeem them by transferring its assets at a specified or determinable date or upon an event that is certain to occur. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic companies which are subject to the provisions of this Statement for the first period beginning after December 15, 2003. The Company does not have any mandatorily redeemable financial instruments subject to SFAS No. 150. As a result, the adoption of SFAS No. 150 did not have any significant impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for the Company’s fiscal year ended December 27, 2003. The Company continues to account for stock-based compensation using the intrinsic

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

value method in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” as allowed by SFAS No. 123. As a result, the adoption of SFAS No. 148 did not have any significant impact on the Company’s financial results.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liabilities for costs associated with an exit or disposal activity be recognized when the liabilities are incurred. SFAS No. 146 also establishes that the liability should be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized. The Company has adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002, and accordingly, recognized $559 of expenses related to the closure of the fulfillment center in California.

Note 2 – Property and Equipment

Property and equipment consist of the following at the end of each fiscal year:

	Fiscal Year
	2002	2003

Computer equipment and software	$2,747	$6,389
Office furniture and equipment	558	1,233
Leasehold improvements	1,836	4,798

	5,141	12,420
Less accumulated depreciation and amortization	(1,758)	(3,856)

Construction-in-progress	—	454

Total	$3,383	$9,018

Construction-in-progress consists of equipment under a capital lease of $350 and leasehold improvements of $104 to studios under construction. As of December 27, 2003, neither asset had been placed in service, and therefore no depreciation has been recorded.

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

Note 3 – Income Taxes

The provision for income taxes consists of the following for each of the fiscal years:

	Fiscal Year
	2001	2002	2003

Current
Federal	$3	$—	$—
State	1	1	80

Total current	4	1	80

Deferred
Federal	99	751	775
State	20	(302)	44

Total deferred	119	449	819

Change in valuation allowance	(119)	(449)	(1,751)

Net deferred	—	—	(932)

Net income tax expense (benefit)	$4	$1	$(852)

A reconciliation of the statutory federal income tax rate with the Company’s effective income tax rate is as follows:

Statutory federal rate	34.0%	34.0%	34.0%
State income taxes, net of federal income tax benefit	5.8%	5.8%	5.8%
Change in valuation allowance	(39.8)%	(20.4)%	(83.0)%
Enterprise zone credit and other	0.0%	(19.4)%	2.8%

Effective tax rate	0.0%	0.0%	(40.4)%

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, are as follows at the end of each fiscal year:

	Fiscal Year
	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$1,002	$264
Credit carryforward	299	131
Accruals and reserves	426	601
Other	368	466

Total deferred tax assets	2,095	1,462

Deferred tax liabilities:
Property and equipment basis differences	213	399

Net deferred tax assets prior to valuation allowance	$1,882	$1,063
Valuation allowance	(1,882)	(131)

Net deferred tax assets	$—	$932

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

At December 28, 2002, the Company had net operating loss carryforwards of approximately $1,808 and $4,725 for Federal and California state income taxes, respectively. The Company had net operating loss carryforwards of approximately $29 and $4,342 at December 27, 2003 for Federal and California state income taxes, respectively. These net operating loss carryforwards can be used to reduce future taxable income through 2020 for Federal income tax purposes and 2012 for California state income tax purposes. There are annual limitations on the use of the net operating loss carryforwards if corporate ownership changes.

Note 4 – Bank Credit Facility

During July 2002, the Company entered into an approximately one-year secured revolving line of credit with Wells Fargo HSBC Trade Bank (“the Bank”). The Company amended this agreement during July and November 2003. This facility provides an overall credit line of $10,000, comprised of a $7,500 operating line of credit for working capital and standby letters of credit and a $2,500 equipment line of credit for capital expenditure needs. Amounts borrowed under the credit agreement are secured by the Company’s accounts receivable, inventory and equipment. The Company’s permitted annual capital expenditures are limited under the credit agreement. The credit agreement also sets forth a number of affirmative and negative covenants to which the Company must adhere, including financial covenants that require us to achieve positive net earnings in each quarter and limitations on capital expenditures. As of December 27, 2003, the Company was in compliance with all covenants.

The Company’s maximum borrowing under the operating line of credit may not exceed the lesser of (a) $7,500 or (b) the total of (i) 75% of the Company’s eligible trade accounts receivable, plus (ii) 50% of the adjusted value of independently appraised acceptable inventory. This line of credit expires in July 2004. The interest rate for the operating line of credit during the term of the facility is based on the lender’s prime rate plus 0.25%. As of December 27, 2003, the interest rate for the operating line of credit was 4.25%. As of December 27, 2003, $1,670 in borrowings and $800 of stand-by letters of credit were outstanding and approximately $2,774 was available to be drawn. The maximum amount of borrowings outstanding during fiscal year 2002 and 2003 were $0 and $3,676, respectively.

The Company’s maximum borrowing under the equipment line of credit may not exceed $2,500. On July 31, 2004, the outstanding balance on this line of credit on that date will convert to a two-year term loan. The interest rate for the equipment line of credit during the term of the facility is based on the lender’s prime rate plus 0.50%. As of December 27, 2003, the interest rate for the equipment line of credit was 4.50%. As of December 27, 2003, the Company had submitted invoices for eligible equipment purchases totaling $383. As of December 27, 2003, $287 in borrowings were outstanding and nothing was available to be drawn on this facility as no additional invoices had been submitted.

Included in the bank credit facility amount outstanding on the balance sheet of $3,325, as of December 27, 2003, is $1,368 representing outstanding checks in excess of the cash balances in the Company’s bank accounts with the Bank.

Total interest expense during fiscal year 2003 was $42. There were no borrowings during fiscal years 2001 and 2002 and therefore no interest expense for those years.

Note 5 – Preferred Stock

The Company has two classes of preferred stock: Series A Preferred Stock and Series B Preferred Stock. Dividends are payable only when, and if declared by the board of directors of the Company (the “Board of

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

Directors”) at the rate of $0.08 per share per annum for Series A Preferred Stock and $0.204 per share per annum for Series B Preferred Stock. Dividends are not cumulative. Each share of preferred stock may be converted, at the option of the holder, into a certain number of shares of common stock determined by a preset conversion rate. The conversion rate in effect as of December 27, 2003 was one share of common stock for each share of preferred stock. Each share of preferred stock has voting rights and powers equal to the voting rights and powers of the common stock. In the event of any liquidation, the holders of Series A Preferred Stock and Series B Preferred Stock are entitled to be paid out of the assets of the Company in an amount per share of Series A Preferred Stock and Series B Preferred Stock equal to the original issue price of such shares plus all declared and unpaid dividends on shares of such series of preferred stock. As of December 27, 2003 there were no declared and unpaid dividends on shares of such series of preferred stock. All outstanding shares of preferred stock will convert automatically into common stock in the event of a qualifying public offering at the then-effective conversion rate.

The Company repurchased 1,961 shares of Series B Preferred Stock from Reed Business Information, a division of Reed Elsevier Inc., during May 2003 at $3.45 per share for total of $6,765. These shares were originally issued during May 2000 at $2.55 per share. The Company simultaneously issued 1,407 shares of Series B Preferred Stock during May 2003 at $3.45 per share for total consideration of $4,852. The balance of 554 shares of Series B Preferred Stock was retired during May 2003. For the purpose of calculating earnings per share, the $1,765 excess of the fair value of the consideration transferred to the holder of the Series B Preferred Stock over the carrying value of $5,000 of that stock has been reported as a deemed preferred stock dividend and subtracted from the Company’s net earnings of $2,960, to arrive at the Company’s net earnings available to common stockholders of $1,195. The deemed preferred stock dividend reduced the Company’s basic earnings per share by $0.54 to $0.37 and diluted earnings per share by $0.15 to $0.11.

Note 6 – Warrants

In October 1998, the Company issued warrants to purchase 700 shares of the Company’s common stock exercisable at $1.50 per share in relation to an advising agreement with a major stockholder. The fair value of these warrants at the time of issuance was zero. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: underlying stock price of $0.25, expected life of 10 years, interest rate of 6%, volatility of 0% and no dividend yield. Each warrant contains provisions for the adjustment of its exercise price and the number of shares issuable upon its exercise upon the occurrence of any stock dividend, reorganization, reclassification, consolidation, merger, sale or stock split. These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. These warrants expire in October 2004.

In December 1999, the Company issued warrants to purchase an aggregate of 261 shares of the Company’s Series B Preferred Stock exercisable at $2.55 per share in relation to bridge loans made in December 1999. The fair value of these warrants at the time of issuance was $295 and was recognized as interest expense in fiscal year 2000. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: underlying stock price of $0.25, expected life of 10 years, interest rate of 6%, volatility of 0% and no dividend yield. Each warrant contains provisions for the adjustment of its exercise price and the number of shares issuable upon its exercise upon the occurrence of any stock dividend or stock split. These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. If not previously exercised, these warrants will be automatically exercised pursuant to their cashless exercise provisions

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

immediately prior to the closing of a qualifying public offering of the Company’s common stock. These warrants expire in December 2009 or upon the closing of a qualifying public offering, whichever is earlier.

Note 7 – Stock Option Plan

Stock Options

The Design Within Reach, Inc. 1999 Stock Plan (the “Plan”) allows for the issuance of incentive stock options and nonstatutory stock options to purchase shares of the Company’s common stock. The Board of Directors most recently amended the Plan in October 2003, and the Company’s stockholders approved the Plan, as amended, in November 2003. The Company has reserved a total of 3,100 shares for issuance under the Plan, including 500 shares approved for grant during 2003, of which 557 shares remained available for grant at December 27, 2003. Shares subject to cancelled options are returned to the Plan and are available to be reissued. Under the Plan, incentive stock options may be granted only to employees, and nonstatutory stock options may be granted to employees, outside directors and consultants. Options granted under the Plan are for periods not to exceed ten years, and must be issued at prices not less than 100% of the fair market value for incentive stock options and not less than 85% of fair market value for nonstatutory options. Stock options granted to stockholders who own greater than 10% of the outstanding stock must be issued at prices not less than 110% of the fair market value of the stock on the date of grant. Options granted under the Plan generally vest within four years. The Plan allows certain options to be exercised prior to the time such options are vested. All unvested shares are subject to repurchase at the exercise price paid for such shares.

During the quarter ended March 27, 2004, the Company granted compensatory options to employees and directors. A total of 486 options were granted and the Company recorded deferred compensation of $2,125 (unaudited) and recognized expense during the quarter ended March 27, 2004 of $76 (unaudited). The deferred compensation is being amortized over 3 to 4 years from the date of grant.

Option activity under the Plan is as follows for each of the fiscal years:

	Options Outstanding	Weighted Average Exercise Price

Balance, December 31, 2000	1,637	$0.47
Options granted	323	$0.60
Options exercised	(73)	$0.38
Options canceled	(346)	$0.53

Balance, December 29, 2001	1,541	$0.49
Options granted	837	$0.63
Options exercised	(351)	$0.32
Options canceled	(84)	$0.56

Balance, December 28, 2002	1,943	$0.50
Options granted	141	$2.75
Options exercised	(103)	$0.37
Options canceled	(79)	$0.60

Balance, December 27, 2003	1,902	$0.67

Exercisable, December 29, 2001	585	$0.34
Exercisable, December 28, 2002	612	$0.43
Exercisable, December 27, 2003	1,032	$0.50

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

The following table summarizes information about stock options outstanding at December 27, 2003:

Options Outstanding				Options Exercisable
Exercise Prices	Number of Shares	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Exercisable at December 27, 2003	Weighted Average Exercise Price

$0.25	547	5.9	$0.25	389	$0.25
$0.60	1,200	7.8	$0.60	626	$0.60
$2.00	15	8.8	$2.00	4	$2.00
$2.75	140	9.5	$2.75	13	$2.75

$0.25 to $2.75	1,902	7.4	$0.67	1,032	$0.50

The weighted average fair value of options granted during the year ending December 27, 2003 was $0.91.

Note 8 – Commitments

The Company leases office space, studios and fulfillment center space under operating leases. The Company also has equipment under a capital lease. Future minimum lease payments as of December 27, 2003 are as follows:

Year Ending December	Capital Lease	Operating Leases

2004	$109	$3,611
2005	131	4,753
2006	131	5,079
2007	21	5,004
2008	—	4,634
Thereafter	—	11,532

Minimum lease commitments	$392	$34,613

Less: Interest	(42)

Present value of capital lease obligation	$350
Less current portion	(90)

Long-term portion	$260

Rent expense, consisting of fixed minimum amounts and/or contingent rent based on a percentage of sales exceeding a stipulated amount, was $957, $1,605 and $3,215 for 2001, 2002 and 2003, respectively.

The Company accounts for step rent provisions, escalation clauses, capital improvements funding and other lease concessions on a straight-line basis over the minimum term of the lease.

Note 9 – Related Party Transactions

The Company rents studio space from an affiliate of a significant stockholder of the Company and of the Company’s Chairman of the Board of Directors on a monthly basis. Rent expense related to this space for the year ended December 29, 2001, December 28, 2002 and December 27, 2003 was $101 for each of the three

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

years. The Company received consulting services from the same affiliate on a monthly basis. Consulting expense related to these services for the year ended December 29, 2001, December 28, 2003, and December 27, 2003 was $90 for each of the three years.

In May 2003, the Company made a $100 loan to NapaStyle, Inc., which was repaid to the Company in full by the end of fiscal year 2003. In connection with this loan, NapaStyle, Inc. issued the Company a warrant to purchase 67 shares of NapaStyle, Inc. Series B preferred stock at an exercise price of $0.01 per share. The warrant expires on May 21, 2008. The Company has not ascribed a fair market value to these warrants for financial statement purposes. The Company’s Chairman and Chief Executive Officer are members of the board of directors of NapaStyle, Inc., and some of the Company’s significant stockholders also are stockholders of NapaStyle, Inc.

Note 10 – Retirement Plan

The Company has a 401(k) savings plan. Employees may contribute up to 15% of their earnings to the plan. Company contributions to the plan are discretionary. The Company did not contribute to the plan in fiscal years 2001, 2002 or 2003.

Note 11 – Facility Relocation Costs

During fiscal year 2003, the Company incurred $729 in costs associated with the relocation of its fulfillment center operations from Union City, California to Hebron, Kentucky. These costs consisted of freight costs to transport inventory ($182), severance costs for certain fulfillment center employees ($71), relocation costs for certain fulfillment center employees ($42), outside service costs ($110), lease cancellation costs ($110), accelerated depreciation on abandoned assets ($170) and other miscellaneous costs ($44). All costs ($729) except accelerated depreciation ($170) are included in facility relocation costs ($559). The accelerated depreciation is included in depreciation expense. During the first quarter of fiscal year 2004, the Company completed the relocation of its fulfillment center at a cost of $172 (unaudited).

The Company signed a lease during the fourth quarter of 2003 for approximately sixty thousand square feet of office space and has plans to relocate its Oakland, California headquarters to San Francisco, California. Rental payments under this lease commenced on June 1, 2004. During the first quarter of fiscal year 2004, the Company incurred approximately $26 (unaudited) in connection with the relocation of its headquarters.

The beginning and ending liability balances related to the facility relocation costs, provisions and payments for fiscal year 2003 are included in the table below.

	Transportation	Severance	Employee Relocation	Outside Services	Lease Cancellations	Other	Total

Balance at December 29, 2002	$—	$—	$—	$—	$—	$—	$—
Provisions	182	71	42	110	110	44	559
Payments	(152)	—	(42)	(90)	—	(44)	(328)

Balance at December 27, 2003	$30	$71	$—	$20	$110	$—	$231
Provisions/(adjustments) (unaudited)	146	(40)	32	52	—	8	198
Payments (unaudited)	(176)	(31)	(32)	(72)	(110)	(8)	(429)

Balance at March 27, 2004 (unaudited)	$—	$—	$—	$—	$—	$—	$—

Design Within Reach, Inc.

Notes to Financial Statements – (Continued)

(amounts in thousands, except per share data)

Note 12 – Subsequent Events

The Company signed operating leases for studios after December 27, 2003 but before the date of this report. Future minimum lease payments for these leases are as follows:

Year Ending December	Operating Leases

2004	$730
2005	944
2006	968
2007	996
2008	1,024
Thereafter	5,136

Minimum lease commitments	$9,798

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Design Within Reach, Inc.

Shares

Common Stock

PROSPECTUS

            , 2004

CIBC World Markets

William Blair & Company

SG Cowen & Co.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until                 , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

SEC registration fee	$6,732
NASD filing fee	6,350
Nasdaq National Market application fee	100,000
Accounting fees and expenses	350,000
Legal fees and expenses	800,000
Printing and engraving expenses	250,000
Blue sky fees and expenses	10,000
Transfer agent and registrar fees and expenses	30,000
Miscellaneous	96,918

Total	$1,650,000

ITEM 14. Indemnification of Directors and Officers

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonable available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate or incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.01 hereto, and our bylaws, attached as Exhibit 3.02 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we intend to enter into separate indemnification agreements, a form of which is attached as Exhibit 10.01 hereto, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The form of Underwriting Agreement, attached as Exhibit 1.01 hereto, provides for indemnification by the underwriters of us and our officers and directors for specified liabilities, including matters arising under the Securities Act.

We intend to purchase a directors’ and officers’ liability insurance policy that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

ITEM 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities sold by us over the past three years which were not registered under the Securities Act:

(1)	In May 2003, we issued and sold to accredited investors 1,406,506 shares of our Series B preferred stock at a price of $3.45 per share, for aggregate proceeds of $4.85 million. We used the proceeds from these issuances, together with other available funds, to repurchase 1,960,784 shares of our Series B preferred stock at a price of $3.45 per share from Reed Business Information, a division of Reed Elsevier, Inc., for aggregate consideration of $6.76 million.

(2)	Between March 15, 2001 and May 31, 2004, we granted options to purchase 1,722,350 shares of our common stock to employees, directors and consultants under our 1999 Stock Plan, as amended, at exercise prices ranging from $0.60 to $7.00 per share. Of the options granted, 1,529,962 remain outstanding, 93,138 shares of common stock have been purchased pursuant to exercises of stock options and 99,250 shares have been cancelled and returned to the 1999 Stock Plan option pool.

The offers, sales, and issuances of the securities described in paragraph (1) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. Each of the recipients of securities in the transactions described in paragraph (1) were accredited investors under Rule 501 of Regulation D.

The offers, sales and issuances of the options and common stock described in paragraph (2) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our stock incentive plan. Appropriate legends were affixed to the share certificates issued in such transactions. Each of these recipients had adequate access, through employment or other relationships, to information about us.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

ITEM 16. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed herewith:

Exhibit Number		Exhibit Title

1.01	**	Form of Underwriting Agreement

3.01	**	Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering

3.02	**	Form of Amended and Restated Bylaws to be in effect upon the closing of this offering

4.01	**	Form of Specimen Common Stock Certificate

4.02	**	Warrant, dated October 2, 1998, issued to JH Partners, LLC, formerly known as Jesse.Hansen&Co.

4.03	**	Investors’ Rights Agreement, dated May 12, 2000, by and among Design Within Reach, Inc. and the investors named therein

4.04	**	Amendment to Investors’ Rights Agreement, dated May 8, 2003, by and among Design Within Reach, Inc. and the investors named therein

5.01	**	Opinion of Latham & Watkins LLP

10.01	**	Form of Indemnification Agreement entered into by Design Within Reach, Inc. and its directors and executive officers

10.02	**	Sublease Agreement, dated October 23, 2003, by and between National Broadcasting Company, Inc. and Design Within Reach, Inc.

10.03	**	Lease Agreement, dated October 2, 2003, by and between Dugan Financing LLC and Design Within Reach, Inc.

10.04	**	Design Within Reach, Inc. 1999 Stock Plan, amended as of October 29, 2003

10.05	**	Design Within Reach, Inc. 2004 Equity Incentive Award Plan

10.06	**	Design Within Reach, Inc. Employee Stock Purchase Plan

10.07	**	Credit Agreement, dated as of July 10, 2002, by and between Design Within Reach, Inc. and Wells Fargo HSBC Trade Bank, N.A.

10.08	**	First Amendment to Credit Agreement, dated as of July 30, 2003, by and between Design Within Reach, Inc. and Wells Fargo HSBC Trade Bank, N.A.

10.09	**	Second Amendment to Credit Agreement, dated as of November 18, 2003, by and between Design Within Reach, Inc. and Wells Fargo HSBC Trade Bank, N.A.

10.10	**	Private Label Credit Card Program Agreement, dated as of November 13, 2003, between World Financial Network National Bank and Design Within Reach, Inc.

10.11	**	Offer of Employment Letter dated February 22, 2000 between Design Within Reach, Inc. and Wayne Badovinus

10.12	**	Offer of Employment Letter dated February 22, 2000 between Design Within Reach, Inc. and David Barnard

10.13	**	Letter Agreement, dated February 9, 2004, by and between Design Within Reach, Inc. and JH Partners, LLC, formerly known as Jesse.Hansen&Co.

10.14		Third Amendment to Credit Agreement, dated as of June 3, 2004, by and between Design Within Reach, Inc. and Wells Fargo HSBC Trade Bank, N.A.

23.01	**	Consent of Latham & Watkins LLP (included in Exhibit 5.01)

23.02		Consent of Grant Thornton LLP, independent certified public accountants

24.01	**	Power of Attorney.

**	Previously filed.

(b)	Financial statement schedules.

The following schedule required to be filed by Item 16(b) is contained on page II-6 of this registration statement:

Schedule II – Valuation and Qualifying Accounts for each of the fiscal years 2003, 2002 and 2001.

All other schedules have been omitted because they are either inapplicable or the required information has been given in the financial statements or the notes thereto.

ITEM 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on June 10, 2004.

DESIGN WITHIN REACH, INC.

By:	/s/ WAYNE BADOVINUS
Wayne Badovinus President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ WAYNE BADOVINUS Wayne Badovinus	President, Chief Executive Officer and Director (Principal Executive Officer)	June 10, 2004

* David Barnard	Chief Financial Officer (Principal Financial and Accounting Officer)	June 10, 2004

* Robert Forbes	Director	June 10, 2004

* Hilary Billings	Director	June 10, 2004

* Edward Friedrichs	Director	June 10, 2004

* John Hansen	Director	June 10, 2004

* Terry Lee	Director	June 10, 2004

* William McDonagh	Director	June 10, 2004

* Lawrence Wilkinson	Director	June 10, 2004

*By:	/s/ WAYNE BADOVINUS
Wayne Badovinus Attorney-in-Fact

Schedule II – Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charges to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for Doubtful Accounts
Year Ended December 29, 2001	$20,000	$25,000	$—	$(23,751)	$21,249
Year Ended December 28, 2002	21,249	15,000	—	—	36,249
Year Ended December 27, 2003	36,249	—	—	—	36,249
Inventory Reserve Against Damaged Merchandise
Year Ended December 29, 2001	$300,000	$786,761	$—	$(677,204)	$409,557
Year Ended December 28, 2002	409,557	1,056,674	—	(934,874)	531,357
Year Ended December 27, 2003	531,357	1,263,853	—	(1,041,665)	753,545
Sales Return Allowance
Year Ended December 29, 2001	$350,000	$55,000	$—	$(175,000)	$230,000
Year Ended December 28, 2002	230,000	480,000	—	(150,000)	560,000
Year Ended December 27, 2003	560,000	475,000	—	(593,039)	441,961
Valuation Allowance for Deferred Tax Asset
Year Ended December 29, 2001	$2,450,000	$—	$—	$(119,000)	$2,331,000
Year Ended December 28, 2002	2,331,000	—	—	(449,000)	1,882,000
Year Ended December 27, 2003	1,882,000	—	—	(1,751,000)	131,000

EXHIBIT INDEX

Exhibit Number		Exhibit Title

1.01	**	Form of Underwriting Agreement

3.01	**	Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering

3.02	**	Form of Amended and Restated Bylaws to be in effect upon the closing of this offering

4.01	**	Form of Specimen Common Stock Certificate

4.02	**	Warrant, dated October 2, 1998, issued to JH Parners, LLC, formerly known as Jesse.Hansen&Co.

4.03	**	Investors’ Rights Agreement, dated May 12, 2000, by and among Design Within Reach, Inc. and the investors named therein

4.04	**	Amendment to Investors’ Rights Agreement, dated May 8, 2003, by and among Design Within Reach, Inc. and the investors named therein

5.01	**	Opinion of Latham & Watkins LLP

10.01	**	Form of Indemnification Agreement entered into by Design Within Reach, Inc. and its directors and executive officers

10.02	**	Sublease Agreement, dated October 23, 2003, by and between National Broadcasting Company, Inc. and Design Within Reach, Inc.

10.03	**	Lease Agreement, dated October 2, 2003, by and between Dugan Financing LLC and Design Within Reach, Inc.

10.04	**	Design Within Reach, Inc. 1999 Stock Plan, amended as of October 29, 2003

10.05	**	Design Within Reach, Inc. 2004 Equity Incentive Award Plan

10.06	**	Design Within Reach, Inc. Employee Stock Purchase Plan

10.07	**	Credit Agreement, dated as of July 10, 2002, by and between Design Within Reach, Inc. and Wells Fargo HSBC Trade Bank, N.A.

10.08	**	First Amendment to Credit Agreement, dated as of July 30, 2003, by and between Design Within Reach, Inc. and Wells Fargo HSBC Trade Bank, N.A.

10.09	**	Second Amendment to Credit Agreement, dated as of November 18, 2003, by and between Design Within Reach, Inc. and Wells Fargo HSBC Trade Bank, N.A.

10.10	**	Private Label Credit Card Program Agreement, dated as of November 13, 2003, between World Financial Network National Bank and Design Within Reach, Inc.

10.11	**	Offer of Employment Letter dated February 22, 2000 between Design Within Reach, Inc. and Wayne Badovinus

10.12	**	Offer of Employment Letter dated February 22, 2000 between Design Within Reach, Inc. and David Barnard

10.13	**	Letter Agreement, dated February 9, 2004, by and between Design Within Reach, Inc. and JH Partners, LLC, formerly known as Jesse.Hansen&Co.

10.14		Third Amendment to Credit Agreement, dated as of June 3, 2004, by and between Design Within Reach, Inc. and Wells Fargo HSBC Trade Bank, N.A.

23.01	**	Consent of Latham & Watkins LLP (included in Exhibit 5.01)

23.02		Consent of Grant Thornton LLP, independent certified public accountants

24.01	**	Power of Attorney.

**	Previously filed.